Filed by CONSOL Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) of the Securities Exchange Act of 1934

Subject Company: CNX Gas Corporation

Commission File No. 001-32723

IMPORTANT INFORMATION: In connection with the proposed exchange offer to the stockholders of CNX Gas Corporation, CONSOL Energy filed a Registration Statement on Form S-4 containing an exchange offer preliminary prospectus and related materials with the Securities and Exchange Commission. A copy of the Registration Statement filed with the Securities and Exchange Commission is attached hereto. INVESTORS AND SECURITY HOLDERS OF CNX GAS CORPORATION ARE URGED TO READ THE EXCHANGE OFFER PRELIMINARY PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER, CNX Gas AND CONSOL Energy. Investors and security holders may obtain a free copy of the exchange offer preliminary prospectus and other relevant materials (when they become available) and other documents filed by CONSOL Energy with the Commission at the Commission’s web site, www.sec.gov. Copies of the exchange offer preliminary prospectus and other relevant documents (when they become available) may also be obtained without charge from CONSOL Energy. Requests to CONSOL Energy should be made in writing to Thomas F. Hoffman, Senior Vice President - External Affairs, CONSOL Energy Inc., 1800 Washington Road, Pittsburgh, PA 15241, or by email at tomhoffman@consolenergy.com.

As filed with the Securities and Exchange Commission on February 28, 2008

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CONSOL Energy Inc.

(Exact name of registrant as specified in its charter)

Delaware	1221	51-0337383
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I. R. S. Employer Identification No.)

P. Jerome Richey

Senior Vice President, General Counsel and Secretary

CONSOL Energy Inc.

CONSOL Plaza

1800 Washington Road

Pittsburgh, PA 15241-1421

(412) 831-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lewis U. Davis, Jr. Jeremiah G. Garvey Buchanan Ingersoll & Rooney PC One Oxford Centre, 20th Floor 301 Grant Street Pittsburgh, PA 15219 (412) 562-8800	David A. Katz Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective and upon consummation of the transactions described herein.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.01 par value per share (including associated preferred stock purchase rights)	12,924,775(1)	N/A	$1,049,170,505.36(2)	$41,232.40(3)

(1)	Represents (a) 150,916,698 outstanding shares of common stock, par value $0.01 per share of CNX Gas Corporation on January 31, 2008 less 123,268,667 shares beneficially owned by CONSOL Energy Inc. plus an additional 690,522 shares of CNX Gas Corporation common stock reserved for issuance upon exercise of outstanding exercisable stock options and performance share units on January 31, 2008, multiplied by (b) the exchange ratio of 0.4425. Information as to the number of outstanding shares and stock options of CNX Gas Corporation has been obtained from CNX Gas Corporation.
(2)	Reflects the product of (a) $35.92, the market price of the common stock of CNX Gas Corporation computed in accordance with Rule 457(c) and 457(f) under the Securities Act, based upon the average of the high and low sale prices of CNX Gas Corporation’s common stock as quoted on the New York Stock Exchange on February 22, 2008 and (b) 29,208,533, the maximum number of shares to be acquired pursuant to the offer. The proposed maximum aggregate offering price is estimated solely to determine the registration fee.
(3)	0.00003930 of the Proposed Maximum Aggregate Offering Price pursuant to Section 6(b) of the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS MAY CHANGE. WE MAY NOT COMPLETE THIS OFFER AND ISSUE SHARES OF OUR COMMON STOCK UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION TO WHICH THIS PROSPECTUS RELATES IS EFFECTIVE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL SHARES OF OUR COMMON STOCK, AND WE ARE NOT SOLICITING OFFERS TO BUY OUR SHARES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Preliminary Prospectus—Subject to Change and Completion, As Filed on February 28, 2008.

OFFER BY CONSOL Energy Inc.

TO EXCHANGE

0.4425 OF A SHARE OF COMMON STOCK

(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

OF

CONSOL Energy Inc.

FOR

EACH OUTSTANDING SHARE OF COMMON STOCK

OF

CNX Gas Corporation

THIS OFFER, AND YOUR RIGHT TO WITHDRAW SHARES OF CNX GAS COMMON STOCK YOU TENDER INTO THIS OFFER, WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON                 ,                     , 2008, UNLESS WE EXTEND THIS OFFER.

We are offering to exchange 0.4425 of a share of CONSOL Energy Inc., or CONSOL, common stock (including the associated preferred stock purchase rights) for each outstanding share of CNX Gas Corporation, or CNX Gas, common stock, on the terms and conditions contained in this prospectus and in the related letter of transmittal.

CONSOL currently beneficially owns approximately 81.7% of the outstanding shares of CNX Gas common stock. This offer is conditioned on the tender of a majority of the shares owned by stockholders other than CONSOL, its subsidiaries, its directors and officers and CNX Gas’ directors and officers and a sufficient number of the outstanding shares such that, giving effect to the offer, we own at least 90% of the outstanding shares of CNX Gas common stock.

Our obligation to exchange shares of CONSOL common stock for shares of CNX Gas common stock is also subject to other conditions described in this prospectus under “The Offer—Conditions of the Offer” beginning on page 61. We do not intend to have a subsequent offering period.

If we successfully complete this offer, we will own more than 90% of the outstanding common stock of CNX Gas and we would then effect a “short form” merger of one of our wholly owned subsidiaries with CNX Gas. Under Delaware law, this short form merger would be effected without the approval of CNX Gas’ board of directors or the remaining holders of CNX Gas’ common stock. We intend to effect the merger as soon as practicable after we complete this offer, unless we are prevented from doing so by a court or other legal requirement. Each share of CNX Gas common stock that we do not own or acquire in this offer would be converted in the merger into the right to receive 0.4425 of a share of CONSOL common stock (including the associated preferred stock purchase rights), unless the holder of the shares of CNX Gas common stock properly perfects appraisal rights under Delaware law. After we complete the merger, CNX Gas will be our wholly owned subsidiary.

CONSOL’s common stock is listed on the New York Stock Exchange and trades under the symbol “CNX.” CNX Gas’ common stock is listed on the New York Stock Exchange and trades under the symbol “CXG.”

SEE “RISK FACTORS” BEGINNING ON PAGE 15 FOR A DISCUSSION OF ISSUES THAT YOU SHOULD CONSIDER IN DETERMINING WHETHER TO TENDER YOUR SHARES INTO THIS OFFER.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY WITH RESPECT TO THIS OFFER.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE CONSOL COMMON STOCK TO BE ISSUED IN THIS OFFER AND THE SUBSEQUENT MERGER OR DETERMINED IF THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2008 and it will be distributed on or about                     , 2008.

i

CONSOL Energy Inc. was organized as a Delaware corporation in 1991. The principal executive office of CONSOL Energy Inc. is located at CONSOL Plaza, 1800 Washington Road, Pittsburgh, Pennsylvania, 15241, and the telephone number at that address is (412) 831-4000. Our website is located at www.consolenergy.com. The information on our website is not part of this prospectus.

ii

Neither CONSOL Energy Inc. nor any of its respective representatives are making any representation to you regarding the legality of an investment by you in CONSOL common stock under applicable laws. You should consult with your own advisors as to legal, tax, business, financial and related aspects of an investment in our common stock.

In making an investment decision, you must rely on your own examination of our business and the terms of the exchange offer, including the merits and risks involved. No person has been authorized to give any information or any representation concerning us, the exchange offer or the exchange shares (other than as contained in this prospectus and the accompanying letter of transmittal), and, if given or made, that other information or representation should not be relied upon as having been authorized by us. Neither CONSOL Energy Inc. nor any of its respective representatives are making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

As permitted under the rules of the Securities and Exchange Commission (“SEC”), this prospectus incorporates important business and financial information about CONSOL and CNX Gas that is contained in documents filed with the SEC but that is not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information” beginning on page 93.

You may also obtain copies of these documents, without charge, upon written or oral request to our information agent, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500. To obtain timely delivery of copies of these documents, you should request them no later than five business days prior to the expiration of this offer. Unless this offer is extended, the latest you should request copies of these documents is                     , 2008.

Except as otherwise specifically noted, “we,” “our,” “us” and similar words and/or “CONSOL” or “CONSOL Energy” in this prospectus refer to CONSOL Energy Inc. In addition, we refer to CNX Gas Corporation as “CNX Gas.” All references to shares of CONSOL common stock also refer to the associated preferred stock purchase rights.

In “Questions and Answers About the Offer” below and in the “Summary” beginning on page 6, we highlight selected information from this prospectus but we have not included all of the information that may be important to you. To better understand the offer and the subsequent merger and for a more complete description of their legal terms, you should read carefully this entire prospectus, including the annexes, as well as the documents we have incorporated by reference into this prospectus. See “Where You Can Find More Information” beginning on page 93.

iii

QUESTIONS AND ANSWERS ABOUT THE OFFER

Q.  Why are we making the offer?

A.  We currently beneficially own 123,268,667 outstanding shares of CNX Gas’ common stock, representing approximately 81.7% of all of the outstanding shares of CNX Gas’ common stock. We are making the offer for the purpose of acquiring all of the remaining outstanding shares of CNX Gas’ common stock.

Q.  What will I receive in exchange for the shares of CNX Gas common stock that I tender into the offer?

A.  If we successfully complete the offer, you will receive 0.4425 of a share of CONSOL common stock in exchange for each share of CNX Gas common stock that you validly tender into the offer. We will not issue fractional shares of CONSOL common stock. Instead, any CNX Gas stockholder entitled to receive a fractional share of CONSOL common stock will receive cash in an amount equal to the fraction, multiplied by the closing price of a share of CONSOL common stock on the New York Stock Exchange on the last trading day before the time that the offer expires. See “The Offer — Cash Instead of Fractional Shares of CONSOL Common Stock” on page 52.

Q.  How do I participate in the offer?

A.  To tender your shares, you should do the following:

If you hold shares in your own name, complete and sign the enclosed letter of transmittal and return it with your share certificates to National City Bank, the exchange agent for the offer, at the appropriate address specified on the back cover page of this prospectus before the expiration date of the offer.

If you hold your shares in “street name” through a broker or other nominee, instruct your nominee to tender your shares before the expiration date.

If you are unable to tender your shares before the expiration date of the offer, you may comply with the guaranteed delivery procedures set forth in “The Offer — Procedure for Tendering Shares — Guaranteed Delivery” beginning on page 54. For more information on the timing of the offer, extensions of the offer period and your rights to withdraw your shares from the offer before the expiration date, please refer to “The Offer” beginning on page 50.

Q.  Can I tender shares of CNX Gas common stock I hold through the CONSOL Energy Inc. Investment Plan for Salaried Employees?

A.  Yes. Participants in the CONSOL Energy Inc. Investment Plan for Salaries Employees (the “Investment Plan”) are eligible to tender shares of CNX Gas common stock they hold that have been issued to their accounts under the Investment Plan. In order to tender their shares, participants in the Investment Plan must comply with separate instructions and procedures provided by Merrill Lynch Trust Company FSB (Federal Savings Bank) of America, the servicing agent for the Investment Plan.

Q.  What are the potential benefits of this offer to CNX Gas stockholders?

A.  We believe that this offer should be attractive to CNX Gas stockholders for the reasons described elsewhere in this prospectus as well as for the following reasons:

•

based on the closing prices of shares of CONSOL’s and CNX Gas’ common stock on January 28, 2008, the day prior to our announcement of this offer, the exchange ratio represented a 12% premium over the price of shares of CNX Gas’ common stock;

•	if we successfully complete the offer, you will hold shares in a larger combined company:

•	which we believe will have greater access to capital to pursue strategic growth opportunities than would CNX Gas on a stand-alone basis;

•	which we believe will have a more liquid market for its shares than CNX Gas on a stand-alone basis;

•

as a result of your exchange of shares of CNX Gas common stock for shares of CONSOL common stock, you will become entitled to receive dividends from CONSOL, which we currently expect to continue to pay at our current annual rate of $0.40 per share. See “Comparative Per Share Market Price and Dividend Information — CONSOL” on page 48. The declaration and payment of dividends by CONSOL is subject to the discretion of CONSOL’s board of directors, and no assurance can be given that CONSOL will pay dividends in the future. CNX Gas does not currently pay a dividend with respect to its shares and has stated that it plans to retain all future earnings for the development of its business; and

•

you will have the opportunity to continue to participate in CNX Gas’ growth through your ownership of shares of CONSOL common stock. Moreover, we expect that CONSOL will be better positioned than CNX Gas on a stand-alone basis to develop and exploit CNX Gas’ assets.

Q.  What are some of the other factors I should consider in deciding whether to tender my shares of CNX Gas common stock?

A.  In addition to the factors described elsewhere in this prospectus, you should consider the following:

•

The exchange ratio reflects a value per share of CNX Gas common stock above the closing price of CNX Gas common stock on January 19, 2006, its first day of public trading, of $21.78 and above the highest trading price at which shares of CNX Gas common stock have traded prior to announcement of the offer, $33.20, which was reached on November 6, 2007; and

•

as a stockholder of CONSOL, your interest in the performance and prospects of CNX Gas will be only indirect and in proportion to your share ownership in CONSOL. You therefore may not realize the same financial benefits of any future appreciation in the value of CNX Gas that you may realize if the offer and merger were not completed and you were to remain a CNX Gas stockholder.

We describe various factors CNX Gas stockholders should consider in deciding whether to tender their shares under “Risk Factors” beginning on page 15 and “Additional Factors for Consideration by CNX Gas Stockholders” beginning on page 46.

Q.  If I decide not to tender, how will this affect the offer and my shares of CNX Gas common stock?

A.  We will not acquire any shares of CNX Gas common stock in the offer unless a majority of the shares owned by stockholders other than CONSOL, its subsidiaries, its directors and executive officers and CNX Gas’ directors and executive officers are tendered and a sufficient number of the outstanding shares such that, giving effect to the offer, we own at least 90% of the outstanding shares of CNX Gas common stock. As of January 31, 2008, according to CNX Gas’ SEC filings, there were 150,916,698 shares of CNX Gas common stock outstanding. Accordingly, for us to acquire any shares of CNX Gas common stock, stockholders of CNX Gas (other than CONSOL and its subsidiaries, its directors and executive officers and CNX Gas’ directors and executive officers) must have tendered into the offer, and not have properly withdrawn, as of the expiration of the offer, at least 13,740,750 shares of common stock. Your failure to tender your shares of CNX Gas common stock will reduce the likelihood that we will receive tenders of a sufficient number of shares of common stock to be able to complete the offer.

If you do not tender your shares of CNX Gas common stock and we nonetheless successfully complete the offer, as permitted under Delaware law, we would then effect a “short form” merger with CNX Gas without the approval of CNX Gas’ board of directors or the remaining holders of CNX Gas’ common stock. We intend to effect such a merger as soon as practicable after we complete the offer. Each share of CNX Gas common stock that we do not own or acquire in the offer would be converted in the merger into the right to receive 0.4425 of a share of CONSOL common stock, and cash instead of fractional shares, unless you properly perfect your appraisal rights under Delaware law. See “The Offer — Purpose of the Offer; the Merger — Appraisal Rights” beginning on page 59.

If we do not successfully complete the offer, your shares of CNX Gas common stock will remain outstanding and we expect that CNX Gas will remain a majority owned subsidiary of CONSOL. See “Certain Effects of the Offer — Conduct of CNX Gas if the Offer is Not Completed” beginning on page 69.

Q.  How long will it take to complete the offer and the subsequent “short form” merger?

A.  We hope to complete the offer promptly after its expiration at midnight, New York City time, on                     , 2008. However, we may extend the offer if the conditions to the offer have not been satisfied as of the offer’s scheduled expiration or if we are required to extend the offer pursuant to the SEC’s tender offer rules. We intend to complete the merger as soon as practicable after the successful completion of the offer, unless a court or other legal requirement prevents us from doing so.

Q.  Will CNX Gas’ board of directors make a recommendation concerning the offer?

A.  We do not know whether the CNX Gas board will make a recommendation. Under SEC rules, CNX Gas will be required to make a recommendation or state that it is neutral or is unable to take a position with respect to the offer, and file with the SEC a solicitation/recommendation statement on Schedule 14D-9 describing its position, if any, and related matters, no later than ten business days from the date of the distribution of this prospectus. CNX Gas is also required to send to you a copy of its Schedule 14D-9 which you should review carefully upon its receipt. In evaluating this offer, you should be aware that CONSOL elects the entire board of directors of CNX Gas, and 5 of 8 members of the CNX Gas board are CONSOL directors and/or executive officers and the 6th member, the Chief Executive Officer of CNX Gas, has been and is a participant in various CONSOL compensation plans. For additional information on interests that CNX Gas’ board members and executive officers may have in the offer and subsequent merger, see “Interests of Certain Persons in the Offer and Subsequent Merger” beginning on page 76.

Q.  Has CONSOL negotiated, or sought the approval of, the terms of this offer or the merger with CNX Gas?

A.  No. We have not negotiated the terms of this offer or the subsequent merger with CNX Gas, its board of directors or any special committee of its board and we do not intend to do so. Moreover, we have not requested that CNX Gas, its board of directors or any special committee of its board approve this offer. Our offer is not conditioned upon the receipt of any approval by the CNX Gas board of directors or any special committee of its board.

Q.  Has the CNX Gas board of directors formed a special committee of independent directors to evaluate CONSOL’s offer?

A.  Yes, CNX Gas has formed a special committee consisting of directors Philip W. Baxter and John R. Pipski.

Q.  What percentage of CONSOL common stock will current CNX Gas stockholders own after the successful completion of the offer and subsequent merger?

A.  We anticipate that the completion of the offer and subsequent merger will result in the exchange of the outstanding shares of CNX Gas’ common stock that we do not currently own into approximately 6.3% of the shares of CONSOL common stock outstanding at the conclusion of the transactions, without regard to stock options and restricted stock units, and 6.6% on a fully diluted basis. In general, this assumes that:

•

up to 12,234,253 shares of CONSOL common stock would be issued in the offer and the subsequent merger (or, if all CNX Gas exercisable stock options vest and are exercised and all performance share units are earned and vest at specified levels (See “Interests of Certain Persons in the Offer and Subsequent Merger—Effect of Change in Control—Treatment of Options, Restricted Stock Units and Performance Share Units” beginning on page 83), up to a maximum of 12,924,775 shares of CONSOL common stock would be issued);

•	182,502,996 shares of CONSOL common stock are outstanding before giving effect to the completion of the offer and the subsequent merger; and

•	no CNX Gas stockholders exercise or perfect appraisal rights.

The holders of CONSOL common stock are entitled to one vote for each share they hold. The former stockholders of CNX Gas, who would receive CONSOL common stock will, therefore, hold approximately 6.3% of the outstanding voting power of CONSOL immediately following the offer and the subsequent merger, without regard to stock options and restricted stock units, and 6.6% of the voting power on a fully diluted basis.

Q.  What are the most significant conditions to the offer?

A.  The offer is conditioned upon, among other things, satisfaction of the minimum tender condition. In particular, there must be validly tendered, and not properly withdrawn prior to the expiration of the offer, at least a majority of the shares owned by stockholders other than CONSOL, its subsidiaries, its directors and executive officers and CNX Gas’ directors and executive officers and a sufficient number of the outstanding shares such that, giving effect to the offer, we own at least 90% of the outstanding shares of CNX Gas common stock. In addition, the following conditions must also be met:

•	the registration statement, of which this prospectus is a part, having been declared effective by the SEC;

•	the shares of CONSOL common stock to be issued in the offer and the subsequent merger having been approved for listing on the New York Stock Exchange;

•

the absence of any event that would be expected to have an adverse effect on CNX Gas such that, regardless of the circumstances, in our good faith judgment, it would be inadvisable to proceed with the offer; and

•	the absence of legal impediments to the offer or the subsequent merger.

The minimum condition, the registration statement effectiveness condition and the listing condition will not be waived in this offer. These conditions and other conditions to the offer are discussed in this prospectus under “The Offer — Conditions of the Offer” beginning on page 61.

Q.  What are the U.S. federal income tax consequences in connection with the CONSOL common stock that I receive?

A.  The offer and the merger are intended to qualify as a reorganization for U.S. federal income tax purposes under which you would generally not recognize gain or loss upon the receipt of shares of CONSOL common stock in exchange for your shares of CNX Gas common stock, other than any gain or loss recognized on the receipt of cash instead of fractional shares. However, there is no condition to the offer relating to the tax-free treatment of the offer and the merger. See “The Offer — Material U.S. Federal Income Tax Consequences” beginning on page 55. The tax consequences to you will depend on the facts and circumstances of your own situation. Please consult your tax advisor for a full understanding of the tax consequences to you.

Q.  Do the statements on the cover page regarding this prospectus being subject to change and the registration statement filed with the SEC not yet being effective mean that the offer has not commenced?

A.  No. As permitted under SEC rules, we intend to commence the offer when we distribute the prospectus which does not require the registration statement, of which this prospectus is a part, having been declared effective by the SEC. We cannot, however, complete the offer and accept for exchange any shares of CNX Gas common stock tendered in the offer until the registration statement is declared effective by the SEC and the other conditions to our offer have been satisfied or, where permissible, waived. The offer has not yet been commenced.

Q.  Are CONSOL’s business, prospects and financial condition relevant to my decision to tender my shares in the offer?

A.  Yes. Shares of CNX Gas common stock accepted in the offer will be exchanged for shares of CONSOL common stock and therefore you should consider CONSOL’s business, prospects and financial condition before you decide whether to tender your shares in the offer. In considering our business, prospects and financial condition, you should review the documents incorporated by reference in this prospectus because they contain detailed business, financial and other information about us. See “Where You Can Find More Information” beginning on page 93.

Q.  Whom can I call with questions about the offer?

A.  You can contact our information agent for the offer:

Information Agent: MacKenzie Partners, Inc. toll-free at (800) 322-2885 or collect at (212) 929-5500.

SUMMARY

This summary highlights selected information from this document and does not contain all of the information that is important to you. To better understand the offer and the short-form merger and for a more complete description of the legal terms of the offer and the merger, you should read carefully this entire document and the documents to which you have been referred. See “Where You Can Find More Information” beginning on page 93.

Introduction

We are proposing to acquire all of the outstanding shares of CNX Gas’ common stock that we do not already own. We currently beneficially own 123,268,667 shares of CNX Gas common stock, representing approximately 81.7% of the outstanding shares of CNX Gas’ common stock.

We are offering to exchange 0.4425 of a share of CONSOL common stock for each outstanding share of CNX Gas’ common stock, upon the terms and conditions set forth in this prospectus and the related letter of transmittal. We will not acquire any shares of CNX Gas in the offer unless a majority of the shares owned by stockholders other than CONSOL, its subsidiaries, its directors and executive officers and CNX Gas’ directors and executive officers are validly tendered and not properly withdrawn and a sufficient number of the outstanding shares such that, giving effect to the offer, we own at least 90% of the outstanding shares of CNX Gas common stock. As of January 31, 2008, there were 150,916,698 shares of CNX Gas common stock outstanding. Accordingly, for us to acquire any shares of CNX Gas common stock, stockholders of CNX Gas (other than CONSOL, its subsidiaries, its directors and executive officers and CNX Gas’ directors and executive officers) must, based on this information as to CNX Gas’ outstanding shares, have tendered into the offer, and not properly withdrawn, as of the expiration of the offer, at least 13,740,750 shares of CNX Gas common stock. These share numbers would change as a result of changes in CNX Gas’ share capitalization, such as through the exercise of outstanding stock options or other equity rights. There are also other conditions to the offer that are described under “The Offer — Conditions of the Offer” beginning on page 61.

If we successfully complete the offer, we would then beneficially own at least 90% of the outstanding shares of CNX Gas’ common stock and be permitted under Delaware law to effect a “short form” merger of one of our wholly owned subsidiaries with CNX Gas without the approval of CNX Gas’ board or remaining stockholders. We intend to effect a “short form” merger of one of our wholly owned subsidiaries with CNX Gas as soon as practicable after we complete the offer. Each outstanding share of CNX Gas common stock we do not own or acquire in the offer would be converted in the merger into the right to receive 0.4425 of a share of CONSOL common stock and cash instead of fractional shares, the same consideration per share of CNX Gas common stock you would have received if you had tendered your shares into the offer, unless you properly perfect your appraisal rights under Delaware law. See “The Offer — Purpose of the Offer; the Merger — Appraisal Rights” beginning on page 59. After completion of the merger, CNX Gas will be a wholly owned subsidiary of CONSOL.

Information About CONSOL and CNX Gas

CONSOL Energy Inc.

CONSOL Plaza

1800 Washington Road

Pittsburgh, PA 15241-1421

(412) 831-4000

CONSOL Energy Inc., a high-Btu bituminous coal and coal bed methane company, is a member of the Standard & Poor’s 500 Equity Index and has annual revenues of $3.8 billion. It has 17 bituminous coal mining complexes in six states and reports proven and probable coal reserves of 4.5 billion tons. CONSOL Energy was named one of America’s most admired companies in 2005 by Fortune magazine. It received the U.S. Department of the Interior’s Office of Surface Mining National Award for Excellence in Surface Mining for the company’s innovative reclamation practices in 2002, 2003 and 2004. Also in 2003, the company was listed in Information Week magazine’s “Information Week 500” list for its information technology operations. In 2002, the company received a U.S. Environmental Protection Agency Climate Protection Award. Additional information about the company can be found at its web site: www.consolenergy.com. The information on our website is not part of this prospectus.

CNX Gas Corporation

5 Penn Center West, Suite 401

Pittsburgh, PA 15276-0102

(412) 200-6700

CNX GAS CORPORATION is an independent natural gas exploration, development, production and gathering company operating in the Appalachian and Illinois basins of the United States.

Exchange of Shares of CNX Gas Common Stock

Upon the terms and subject to the conditions of the offer, promptly after the expiration of the offer we will accept shares of CNX Gas common stock which are validly tendered and not properly withdrawn in exchange for shares of CONSOL common stock. We are offering to exchange 0.4425 of a share of CONSOL common stock for each outstanding share of CNX Gas common stock.

Timing of the Offer

We are commencing the offer on                     , 2008, the date of the distribution of this prospectus. Our offer is scheduled to expire at midnight, New York City time, on                     , 2008, unless we extend the period of the offer. All references to the expiration of the offer mean the time of expiration, as extended. For more information, see the discussion under “— Extension, Termination and Amendment” below.

Extension, Termination and Amendment

We expressly reserve the right, in our sole discretion, to extend, on one or more occasions, the period of time during which the offer remains open, and we can do so by giving oral or written notice of extension to National City Bank, the depositary and exchange agent for the offer. If we decide to extend the offer, we will make an announcement to that effect no later than the opening of trading on the New York Stock Exchange on the business day immediately following the previously scheduled expiration. We are not giving any assurance that we will exercise our right to extend the offer. During any extension, all shares of CNX Gas common stock previously tendered and not withdrawn will remain deposited with the exchange agent and depositary, subject to your right to withdraw your shares of CNX Gas common stock as described under “The Offer — Procedure for Tendering Shares — Withdrawal Rights” beginning on page 53. We do not intend to have a subsequent offering period.

We reserve the right, in our sole discretion, to delay, on one or more occasions, our acceptance for exchange of shares of CNX Gas common stock pursuant to our offer. We also reserve the right to terminate our offer and not accept for exchange any shares of CNX Gas common stock, upon the failure of any of the conditions of the offer to be satisfied or, where permissible, waived, or otherwise to amend the offer in any respect (except as described below), by giving oral or written notice of delay, termination or amendment to the exchange agent and depositary and by making a public announcement.

We will follow any extension, delay, termination or amendment, as promptly as practicable, with a public announcement. Subject to applicable law, including Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (or the Exchange Act), which require that any material change in the information published, sent or given to the stockholders in connection with the offer be promptly sent to stockholders in a manner reasonably designed to inform stockholders of the change, and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release to PR Newswire.

Delivery of CONSOL Common Stock

We will accept for exchange shares of CNX Gas common stock validly tendered and not properly withdrawn promptly after the expiration of the offer and will exchange CONSOL common stock and cash instead of fractional shares for the tendered shares of CNX Gas common stock as soon as practicable afterwards. In all cases, exchange of shares of CNX Gas common stock tendered and accepted for exchange pursuant to the offer will be made only if the exchange agent and depositary timely receives (1) certificates for those shares of CNX Gas common stock, or a timely confirmation of a book-entry transfer of those shares of CNX Gas common stock in the exchange agent and depositary’s account at The Depository Trust Company, or DTC, and a properly completed and duly executed letter of transmittal, or a manually signed copy, and any other required documents; or (2) a timely confirmation of a book-entry transfer of those shares of CNX Gas common stock in the exchange agent and depositary’s account at DTC, together with an “agent’s message” as described under “The Offer — Procedure for Tendering Shares” beginning on page 52.

Withdrawal Rights

You may withdraw any shares of CNX Gas common stock you previously tendered into the offer at any time before the expiration of the offer. See “The Offer — Procedure for Tendering Shares — Withdrawal Rights” beginning on page 53.

Cash Instead of Fractional Shares of CONSOL Common Stock

We will not issue any fraction of a share of CONSOL common stock pursuant to the offer or the merger. Instead, each tendering stockholder who would otherwise be entitled to a fraction of a share of CONSOL common stock, after combining all fractional shares to which the stockholder would otherwise be entitled, will receive cash in an amount equal to the product obtained by multiplying (1) the fraction of a share of CONSOL common stock to which the holder would otherwise be entitled by (2) the closing price of CONSOL common stock as reported on the New York Stock Exchange on the last trading day before the time that the offer expires.

Procedure For Tendering Shares

For you to validly tender shares of CNX Gas common stock into our offer, you must do one of the following:

•

Deliver certificates for your shares, a properly completed and duly executed letter of transmittal or a copy thereof that has been manually signed, along with any other required documents, to the exchange agent and depositary at one of its addresses set forth on the back cover of this prospectus prior to the expiration of the offer;

•

Arrange for a book-entry transfer of your shares to be made to the exchange agent and depositary’s account at DTC and receipt by the exchange agent and depositary of a confirmation of this transfer prior to the expiration of the offer, and the delivery of a properly completed and duly executed letter of transmittal or a copy thereof that has been manually signed, and any other required documents to the exchange agent and depositary at one of its addresses set forth on the back cover of this prospectus prior to the expiration of the offer;

•

Arrange for a book-entry transfer of your shares to the exchange agent and depositary’s account at DTC and receipt by the exchange agent and depositary of confirmation of this transfer, including an “agent’s message,” prior to the expiration of the offer; or

•	Comply with the guaranteed delivery procedures described under “The Offer — Procedure for Tendering Shares — Guaranteed Delivery” beginning on page 54.

Material U.S. Federal Income Tax Consequences

The offer and the merger are intended to qualify as a reorganization for U.S. federal income tax purposes under which you would generally not recognize gain or loss upon the receipt of shares of CONSOL common stock in exchange for your shares of CNX Gas common stock, other than any gain or loss recognized on the receipt of cash instead of fractional shares. However, there is no condition to the offer relating to the tax-free treatment of the offer and the merger. See “The Offer — Material U.S. Federal Income Tax Consequences” beginning on page 55. The tax consequences to you will depend on the facts and circumstances of your own situation. Please consult your tax adviser for a full understanding of the tax consequences to you.

Regulatory Approvals

We are not aware of any license or regulatory permit material to the business of CNX Gas and its subsidiaries, on a consolidated basis, that may be materially adversely affected by our acquisition of CNX Gas’ common stock, or any filing or approval that would be required for our acquisition of CNX Gas’ common stock. We intend to make all required filings under the Securities Act of 1933, as amended (or the Securities Act) and the Exchange Act, as well as any required filings or applications with the New York Stock Exchange. We are unaware of any requirement for the filing of information with, or the obtaining of the approval of, governmental authorities in any non-U.S. jurisdiction that is applicable to the offer or the merger.

Appraisal Rights

Under Delaware law, you will not have any appraisal rights in connection with the offer. However, appraisal rights are available in connection with the subsequent “short form” merger. For a detailed discussion of these appraisal rights, see “The Offer — Purpose of the Offer; the Merger — Appraisal Rights” beginning on page 59.

Accounting Treatment

Our acquisition of the common stock will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles in the United States. See “Certain Effects of the Offer — Accounting Treatment” on page 74.

Comparison of Rights of Stockholders of CNX Gas and Stockholders of CONSOL

If we successfully complete the offer, holders of CNX Gas common stock will become CONSOL stockholders, and their rights as stockholders will be governed by CONSOL’s restated certificate of incorporation and third amended and restated bylaws. There are differences between the certificates of incorporation and by-laws of CNX Gas and CONSOL. Since CNX Gas and CONSOL are both Delaware corporations, the rights of CNX Gas stockholders will continue to be governed by Delaware law after the completion of the offer and the subsequent merger. For a summary of material differences between the rights of holders of CNX Gas common stock and holders of CONSOL common stock, see “Comparison of Rights of Holders of CNX Gas’ Common Stock and Holders of CONSOL Common Stock” beginning on page 84.

Recent Developments

CONSOL

CONSOL announced on January 30, 2008 that its board of directors declared a quarterly dividend of $0.10 per share payable on February 22, 2008 to holders of record of CONSOL common stock on February 7, 2008. The Audit Committee of the board of directors of CONSOL decided on February 19, 2008 to replace PricewaterhouseCoopers LLP with Ernst & Young LLP as its independent registered public accounting firm effective immediately.

CNX Gas

On February 20, 2008, CNX Gas announced that its Senior Vice President and Chief Financial Officer, Mark D. Gibbons, left CNX Gas following the completion of year-end reports and the subsequent filing of CNX Gas’ 10-K. At present, no successor has been named and William J. Lyons, a current director of CNX Gas and Chief Financial Officer of CONSOL, will perform the function of principal financial officer and principal accounting officer of CNX Gas on an interim basis. The Audit Committee of the board of directors of CNX Gas decided on February 25, 2008 to replace PricewaterhouseCoopers LLP with Ernst & Young LLP as its independent registered public accounting firm effective immediately.

Selected Historical Financial Data of CONSOL and CNX Gas

We are providing the following selected financial information to assist you in analyzing the financial aspects of the offer and the subsequent merger. We derived the financial information presented for CONSOL and for CNX Gas for, and as of the end of, each of the years ended December 31, 2007, 2006, 2005, 2004 and 2003 from CONSOL’s and CNX Gas’ respective Annual Reports on Form 10-K for each of those years.

You should read the financial information with respect to CONSOL and CNX Gas in conjunction with the historical consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by CONSOL and CNX Gas with the SEC, which we have incorporated by reference into this prospectus. See “Where You Can Find More Information” beginning on page 93.

CONSOL Selected Historical Consolidated Financial Data

(In thousands, except per share data)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Revenue and Other Income:
Sales—Outside and Related Party	$3,324,346	$3,286,522	$2,935,682	$2,425,206	$2,009,880
Sales—Purchased Gas	7,628	43,973	275,148	112,005	—
Sales—Gas Royalty Interests	46,586	51,054	45,351	41,858	32,442
Freight—Outside and Related Party (A)	186,909	162,761	119,811	110,175	114,582
Other income	196,728	170,861	107,131	87,505	65,562
Gain on Sale of 18.5% interest in CNX Gas	—	—	327,326	—	—

Total Revenue and Other Income	3,762,197	3,715,171	3,810,449	2,776,749	2,222,466
Costs:
Cost of goods sold and other operating charges (exclusive of depreciation, depletion and amortization shown below)	2,351,507	2,249,776	2,122,259	1,855,033	1,599,816
Purchased gas costs	7,162	44,843	278,720	113,063	—
Gas royalty interests costs	39,921	41,879	36,501	32,914	24,200
Freight expense	186,909	162,761	119,811	110,175	114,582
Selling, general and administrative expense	108,664	91,150	80,700	72,870	77,571
Depreciation, depletion and amortization	324,715	296,237	261,851	280,397	242,152
Interest expense	30,851	25,066	27,317	31,429	34,451
Taxes other than income	283,511	252,539	228,606	198,305	159,595
Restructuring costs	—	—	—	—	3,606

Total Costs	3,333,240	3,164,251	3,155,765	2,694,186	2,255,973

Earnings (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	428,957	550,920	654,684	82,563	(33,507)
Income taxes (benefits)	136,137	112,430	64,339	(32,646)	(20,941)

Earnings (loss) before minority interest and cumulative effect of change in accounting principle	292,820	438,490	590,345	115,209	(12,566)
Minority interest	(25,038)	(29,608)	(9,484)	—	—
Cumulative effect of change in accounting for workers’ compensation liability, net of income taxes of $53,080	—	—	—	83,373	—
Cumulative effect of change in accounting for mine closing, reclamation and gas well closing costs, net of income taxes of $3,035	—	—	—	—	4,768

Net Income (loss)	$267,782	$408,882	$580,861	$198,582	$(7,798)

Earnings (loss) per share from continuing operations Basic	$1.47	$2.23	$3.17	$0.64	$(0.08)

Dilutive	$1.45	$2.20	$3.13	$0.63	$(0.08)

Earnings (loss) per share from net income
Basic(B)	$1.47	$2.23	$3.17	$1.10	$(0.05)

Dilutive(B)	$1.45	$2.20	$3.13	$1.09	$(0.05)

Weighted average number of common shares outstanding:
Basic(C)	182,050,627	183,354,732	183,489,908	180,461,386	163,465,178

Dilutive(C)	184,149,751	185,638,106	185,534,980	182,399,890	163,465,178

Dividend per share(D)	$0.31	$0.28	$0.28	$0.28	$0.28

Total assets	$6,208,090	$5,663,332	$5,071,963	$4,195,611	$4,318,978
Short-term debt	247,500	—	—	5,060	68,760
Long-term debt (including current portion)	507,208	552,263	442,996	429,645	495,242
Total deferred credits and other liabilities	3,325,231	3,228,653	2,726,563	2,582,318	2,757,130
Stockholders’ equity	1,214,419	1,066,151	1,025,356	469,021	290,637
Net cash provided by operating activities	$684,033	$664,547	$409,086	$358,091	$381,127
Net cash used in investing activities	(972,104)	(661,546)	(74,413)	(400,542)	(204,614)
Net cash (used in) provided by financing activities	105,839	(119,758)	(455)	42,360	(181,517)

(A)	See Note 27 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2007 for sales and freight by operating segment.

(B)	Basic earnings per share are computed using weighted average shares outstanding. Differences in the weighted average number of shares outstanding for purposes of computing dilutive earnings per share are due to the inclusion of the weighted average dilutive effect of employee and non-employee director stock options granted, totaling 2,099,124 shares, 2,283,374 shares, 2,045,072 shares, 1,938,504 shares and no shares for the year ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.

(C)	On May 4, 2006, CONSOL Energy’s Board of Directors declared a two-for-one stock split of the common stock. The stock split resulted in the issuance of approximately 92.5 million additional shares of common stock. Shares and earnings per share for all periods presented are reflected on a post-split basis.

(D)	For the year ended December 31, 2007, represents dividends paid for the first three quarters at an annual rate of $0.28 per share, and for the final quarter at an annual rate of $0.40 per share.

CNX Gas Selected Historical Consolidated Financial Data

STATEMENTS OF INCOME DATA	Year Ended December 31,
(In thousands, except per share data)	2007	2006	2005	2004	2003
RESULTS OF OPERATIONS
Outside Sales	$404,835	$385,056	$277,031	$214,721	$145,884
Related Party Sales	11,618	8,490	6,052	22,036	32,572
Royalty Interest Gas Sales	46,586	51,054	45,351	41,858	32,442
Purchased Gas Sales	7,628	43,973	275,148	112,005	—
Other Income	6,641	25,286	9,859	6,916	4,485

TOTAL REVENUE AND OTHER INCOME	477,308	513,859	613,441	397,536	215,383
Lifting Costs	38,721	33,357	30,399	27,250	22,742
Gathering and Compression Costs	61,798	58,102	43,903	40,422	31,997
Royalty Interest Gas Costs	40,011	41,998	36,641	32,914	24,200
Purchased Gas Costs	7,162	44,843	278,720	113,063	—
Other	79	1,082	2,878	3,009	10,788
General and Administrative	54,825	39,168	19,129	15,303	11,995
Depreciation, Depletion and Amortization	48,961	37,999	35,039	32,889	33,600
Interest Expense	5,606	870	14	—	—

TOTAL COSTS AND EXPENSES	257,163	257,419	446,723	264,850	135,372
Earnings Before Income Taxes, Minority Interest, and Cumulative Effect of Change in Accounting Principle	220,145	256,440	166,718	132,686	80,011
Minority Interest	494	—	—	—	—
Earnings Before Income Taxes and Cumulative Effect of Change in Accounting Principle	220,639	256,440	166,718	132,686	80,011
Income Taxes	84,961	96,573	64,550	51,898	31,202

Earnings Before Cumulative Effect of Change in Accounting Principle	135,678	159,867	102,168	80,788	48,809

Cumulative Effect of Change in Accounting for Asset Retirement Obligations (Net of Tax Impact of $1,879)	—	—	—	—	2,905

NET INCOME	$135,678	$159,867	$102,168	$80,788	$51,714

Earnings Per Share Before Cumulative Effect of Change in Accounting Principle:
Basic	$0.90	$1.06	$0.76	$0.66	$0.40
Diluted	$0.90	$1.06	$0.76	$0.66	$0.40

Earnings Per Share from Net Income:
Basic	$0.90	$1.06	$0.76	$0.66	$0.42
Diluted	$0.90	$1.06	$0.76	$0.66	$0.42

Weighted Average Number of Common Shares Outstanding:
Basic	150,886,433	150,845,518	134,071,334	122,896,667	122,896,667
Dilutive	151,133,520	151,017,456	134,137,219	122,988,359	122,988,359

BALANCE SHEETS DATA	December 31,
(In thousands)	2007	2006	2005	2004	2003
Working Capital (Deficiency) (Unaudited)	$25,303	$115,824	$3,720	$(35,030)	$(7,971)
Total Assets	1,380,703	1,155,001	859,167	718,859	664,635
Long Term Debt (Including current portion)	72,768	66,470	—	—	—

Total Deferred Credits and Other Liabilities	227,153	153,977	109,226	205,614	170,520
Stockholders’ Equity	1,023,237	880,215	679,472	462,556	464,232

CASH FLOW STATEMENTS DATA	Year Ended December 31,
(In thousands)	2007	2006	2005	2004	2003
Net Cash Provided by Operating Activities	$272,448	$243,569	$144,997	$175,350	$143,133
Net Cash (Used in) Investing Activities	(354,227)	(156,020)	(108,287)	(93,114)	(90,605)

Net Cash (Used in) Provided by Financing Activities	6,654	(449)	(16,640)	(82,237)	(52,526)

Unaudited Comparative Per Share Data

In the following table we present historical per share data for CONSOL and CNX Gas, combined pro forma per share data for CONSOL and equivalent pro forma per share data for CNX Gas for, and as of, the year ended December 31, 2007 using certain assumptions as set forth in the footnotes to the table. The data does not purport to be indicative of (1) the results of operations or financial position which would have been achieved if the offer and the subsequent merger had been completed at the beginning of the period or as of the date indicated, or (2) the results of operations or financial position which may be achieved in the future. The pro forma per share data does not reflect any additional compensation expense that may result as a result of accelerated vesting of officer stock options. The pro forma per share data does not reflect any payment that may be required to be made in connection with the exercise of appraisal rights by CNX Gas stockholders under Delaware law in connection with the subsequent merger.

	CONSOL HISTORICAL PER SHARE DATA	COMBINED CONSOL PRO FORMA PER SHARE DATA(1)(2)	CNX GAS HISTORICAL PER SHARE DATA	CNX GAS EQUIVALENT PRO FORMA PER SHARE DATA(1)
	FOR THE YEAR ENDED DECEMBER 31, 2007

Net income per share of common stock:
Basic	$1.47	$ 1.45	$0.90	$0.64
Diluted	$1.45	$ 1.43	$0.90	$0.63

Cash dividends per share of common stock	$0.31	$ 0.31	—	$0.14
Book value per share of common stock(3)	$6.66	$10.90	$6.78	$4.82

(1)	The unaudited pro forma combined earnings from continuing operations per share and book value per share of common stock are based on CNX Gas stockholders receiving 0.4425 of a share of CONSOL common stock for each share of CNX Gas common stock. The CNX Gas equivalent unaudited pro forma per share data are calculated by multiplying the unaudited pro forma combined per share data by 0.4425.
(2)	Based on the six day average share price from January 24, 2008 to January 31, 2008 ($72.26 per share) and offer consideration of 0.4425 of a share of CONSOL common stock for each outstanding share and dilutive share of CNX Gas common stock, we have estimated a purchase price of approximately $941 million. For purposes of the calculation of pro forma combined net income per share, we have performed a preliminary allocation of this purchase price and have estimated the effect of the elimination of unnecessary functions and activities. Of the $941 million total consideration, approximately $163 million is estimated to be allocated to minority interests and approximately $116 million is estimated to be recorded as goodwill, which we do not expect to be subject to amortization. The preliminary purchase price and associated allocation is estimated based on the facts and circumstances as of the date of this prospectus. Upon completion of the offer and merger, we will perform a final purchase price allocation which may be substantially different than this preliminary estimate.
(3)	Historical book value per share of common stock at December 31, 2007 is computed by dividing stockholders’ equity by the number of shares of common stock outstanding as of December 31, 2007 of 182.3 million and of 150.9 million for CONSOL and CNX Gas, respectively. Pro forma book value per share is computed by dividing pro forma stockholders’ equity by the pro forma number of fully diluted shares of common stock outstanding as of December 31, 2007.

Comparative Per Share Market Data

In the following table we present:

•	the prices per share of CONSOL’s common stock and CNX Gas’ common stock as of the close of trading on January 28, 2008, the last trading date prior to the public announcement of CONSOL’s offer,

•	the equivalent price per share of CNX Gas’ common stock, based on the exchange ratio.

	CONSOL HISTORICAL	CNX GAS HISTORICAL	CNX GAS EQUIVALENT(1)
As of closing on January 28, 2008
Price per share of common stock	$76.16	$30.10	$33.70

(1)	We calculated the CNX Gas equivalent data by multiplying the applicable CONSOL closing price by the exchange ratio in the offer of 0.4425 of a share of CONSOL common stock for each share of CNX Gas’ common stock.

On                      , 2008, the last trading date prior to the printing of this prospectus for which this information was practicably available, the closing prices per share of CONSOL common stock and CNX Gas common stock were $             and $            , respectively.

The market prices of shares of CONSOL common stock and CNX Gas common stock are subject to fluctuation. The actual value of the shares of CONSOL common stock you receive in the offer will likely differ from the values illustrated. You are urged to obtain current market quotations for CONSOL and CNX Gas common stock. See “Comparative Per Share Market Price and Dividend Information” beginning on page 48.

CONSOL Dividend Policy

The declaration and payment of dividends by CONSOL is subject to the discretion of CONSOL’s board of directors, and no assurance can be given that CONSOL will pay dividends in the future. CONSOL’s board of directors determines whether dividends will be paid quarterly. The determination to pay dividends depends upon, among other things, general business conditions, CONSOL’s financial results, contractual and legal restrictions regarding the payment of dividends by CONSOL, planned investments by CONSOL and such other factors as the board of directors deems relevant. Our credit facility does not limit our ability to pay cash dividends if (i) we are not in default or potential default under the credit facility, (ii) our leverage ratio is less than 2.5 to 1.0 and (iii) there is more than $100 million of cash or available borrowings under the credit facility. The credit facility does not permit dividend payments if the above conditions are not met after giving effect to any proposed dividend. There were no defaults in the year ended December 31, 2007.

The holders of shares of CONSOL common stock receive dividends if and when declared by our board of directors out of legally available funds. From January through September 2007, we paid dividends at an annual rate of $0.28 per share. In August 2007, we amended our dividend policy allowing us to increase the dividend to $0.40 per share on an annualized basis. We currently expect to continue to pay quarterly dividends at this annual rate on a basis consistent with our past practice following completion of the offer and the subsequent merger. However, our board’s declaration and payment of dividends will depend upon business conditions, operating results and our board of directors’ consideration of other relevant factors referenced above. On January 30, 2008, CONSOL declared a quarterly dividend of $0.10 per share payable on February 22, 2008 to holders of record of CONSOL common stock on February 7, 2008. No assurance can be given that we will continue to pay dividends on our common stock at the current annual rate in the future. See “Comparative Per Share Market Price and Dividend Information—CONSOL” on page 48.

CNX Gas Shares Held by CONSOL Directors, Executive Officers and Affiliates

CONSOL, through a wholly owned subsidiary, beneficially owns approximately 81.7% of the outstanding shares of CNX Gas common stock. The directors and executive officers of CONSOL and CNX Gas in the aggregate, own a de minimis number of the outstanding shares of CNX Gas common stock. For more details see “Interests of CONSOL and the Directors, Executive Officers and Affiliates of CONSOL and CNX Gas in Shares of CNX Gas” on Annex B of this prospectus.

Risk Factors

In deciding whether to tender your shares pursuant to the offer, you should read carefully this prospectus and the documents to which we refer you. You should carefully take into account the following risk factors:

•

the market value of CONSOL’s common stock at the time you tender may be different than at the time you receive your CONSOL shares in the offer and the merger; the exchange ratio for the offer will not be adjusted based upon changes in the market price of CONSOL stock;

•	the price of CONSOL’s common stock could depend upon factors different than those affecting the price of CNX Gas’ common stock; the price of CONSOL common stock could decline following the offer; and

•	there are various risks associated with CONSOL’s business.

See “Risk Factors” beginning on page 15 for a more complete discussion of these and other risk factors.

RISK FACTORS

In deciding whether to tender your shares pursuant to the offer, you should read carefully this prospectus and the documents which we incorporate by reference into this prospectus. You should also carefully consider the following factors:

RISKS RELATED TO THE OFFER AND THE SUBSEQUENT MERGER

The number of shares of CONSOL common stock that you will receive in the offer and the subsequent merger will be based upon a fixed exchange ratio. The value of the shares of CONSOL common stock at the time you receive them could be less than at the time you tender your shares of CNX Gas common stock.

In the offer and the subsequent merger, each share of CNX Gas common stock will be exchanged for 0.4425 of a share of CONSOL common stock. This is a fixed exchange ratio. We will not adjust the exchange ratio as a result of any change in the market price of CONSOL common stock between the date of this prospectus and the date you receive shares of CONSOL common stock in exchange for shares of CNX Gas common stock. The market price of the CONSOL common stock will likely be different on the date you receive shares of CONSOL common stock than it is today because of changes in the business, operations or prospects of CONSOL, market reactions to our offer, general market and economic conditions and other factors. You are urged to obtain current market quotations for CONSOL common stock and CNX Gas common stock. See “Comparative Per Share Market Price and Dividend Information” beginning on page 48.

The trading price of CONSOL’s common stock may be affected by factors in addition to those factors affecting the price of CNX Gas’ common stock. The price of CONSOL’s common stock could decline following the offer.

If we successfully complete the offer and the subsequent merger, holders of CNX Gas’ common stock will become holders of CONSOL’s common stock. Although we currently beneficially own approximately 81.7% of CNX Gas’ outstanding shares of common stock, we also own and operate other businesses. Accordingly, our results of operations and business, as well as the trading price of our common stock, may be affected by factors in addition to those affecting CNX Gas’ results of operations and business and the price of CNX Gas’ common stock. The price of CONSOL’s common stock may decrease after we accept shares of CNX Gas common stock for exchange in the offer and complete the subsequent merger.

We have not negotiated with or sought approval of the price or terms of the offer or the subsequent merger from CNX Gas’ Board of Directors.

In evaluating this offer, you should be aware that we have not negotiated the price or terms of this offer or the subsequent merger with CNX Gas, its board of directors or any special committee of its board nor do we intend to do so. We have also not requested that CNX Gas, its board of directors or any special committee of its board approve this offer or the subsequent merger. Our offer is not conditioned upon the receipt of any approval by the CNX Gas board of directors or any special committee of its board. CNX Gas will be required, however, under the rules of the SEC, to either make a recommendation, or state that it is neutral or is unable to take a position with respect to the offer, and file with the SEC a solicitation/recommendation statement on Schedule 14D-9 describing its position, if any, and certain related information, no later than ten business days from the date of the distribution of this prospectus. You should review carefully the Schedule 14D-9 upon its receipt.

The Board of Directors of CNX Gas have potential conflicts of interest with respect to the offer.

You should be aware that there exist conflicts of interest among members of the CNX Gas board. Not only does CONSOL own approximately 81.7% of the outstanding CNX Gas common stock and elect the entire board of directors, but five of the eight members of the CNX Gas board are CONSOL directors and/or executive officers of CONSOL and the sixth member, the Chief Executive Officer of CNX Gas, has been and is a participant in various CONSOL compensation plans. For additional information on the interests that CNX Gas’ board members may have in the offer and the subsequent merger, see “Interests of Certain Persons in the Offer and Subsequent Merger” beginning on page 76.

The offer and the subsequent merger may not qualify as a tax-free reorganization for United States federal income Tax purposes.

The offer and the subsequent merger are intended to qualify as a “reorganization” for United States federal income tax purposes under which you would generally not recognize gain or loss upon the receipt of shares of CONSOL common stock in exchange for your shares of CNX Gas common stock, other than any gain or loss recognized on the receipt of cash instead of fractional shares. If the offer and the subsequent merger are consummated but fail to be treated as a “reorganization” for federal income tax purposes, the offer and the subsequent merger will be taxable to you. Reorganization treatment depends on numerous factors, including factors beyond our control. If the merger does not qualify as a reorganization, you would generally be taxed on any gain you realize upon the receipt of shares of CONSOL common stock in exchange for your shares of CNX Gas common stock in the offer or the merger. The offer does not include a condition relating to the tax-free treatment of the offer and the subsequent merger.

We may not be able to effect the “short form” merger if a court or other legal requirement prevents us from doing so.

It is our intention to promptly complete a “short form” merger following the completion of the offer. However, if we successfully complete the offer but for any reason are not able to complete promptly the “short form” merger, shares of CNX Gas’ common stock not tendered into the offer would remain outstanding until we are able to effect such a merger, if ever. In these circumstances, the liquidity of and market for those remaining publicly held shares of CNX Gas common stock could be adversely affected. CNX Gas’ common stock is currently listed on the New York Stock Exchange. Depending upon the number of shares of CNX Gas common stock purchased in the offer, CNX Gas’ common stock may no longer meet the requirements for continued listing and may be delisted from the New York Stock Exchange. It is possible that CNX Gas’ common stock would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for CNX Gas’ common stock and the availability of these quotations would depend, however, upon the number of holders of CNX Gas’ common stock remaining at that time, the interests in maintaining a market in CNX Gas’ common stock on the part of securities firms, the possible termination of registration of CNX Gas’ common stock under the Exchange Act, as described below, and other factors.

In addition, CNX Gas’ registration under the Exchange Act could be terminated upon application of CNX Gas to the SEC if the shares are no longer listed on a securities exchange and there are fewer than 300 holders of record of the CNX Gas common stock. The termination of the registration of CNX Gas’ common stock under the Exchange Act would substantially reduce the information required to be furnished by CNX Gas to its stockholders and to the SEC. It would also make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings, the related requirement of an annual report to stockholders, and the requirements of SEC Rule 13e-3 with respect to going private transactions, no longer applicable.

Shares of CNX Gas’ common stock are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System. This has the effect of allowing brokers to extend credit on shares of CNX Gas’ common stock as collateral. Depending on factors similar to those described above regarding listing and market quotations, it is possible that CNX Gas’ common stock would no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations. If registration of CNX Gas’ common stock under the Exchange Act is terminated, CNX Gas’ common stock would no longer be “margin securities.”

RISKS RELATED TO OUR BUSINESS

Our business activities are subject to hazards and risks. The following is a summary of the material risks relating to our business activities. Before tendering your shares of CNX Gas common stock in the offer, you should carefully consider the material risks described below, as well as the other information contained in this prospectus and the documents incorporated by reference in this prospectus under the caption “Where You Can Find More Information” beginning on page 93. If any of the events described below occur, our business, financial condition and/or results of operations could be materially harmed, and you could lose part or all of your investment. Since CNX Gas is a consolidated subsidiary of CONSOL, references in these risk factors to “gas,” “natural gas,” “gas business” or similar terms includes the business and operations of CNX Gas.

A significant extended decline in the prices CONSOL receives for our coal and gas could adversely affect our operating results and cash flows.

CONSOL’s results of operations are highly dependent upon the prices we receive for our coal, which are closely linked to consumption patterns of the electric generation industry and certain industrial and residential patterns where gas is the principal fuel. Extended or substantial price declines for coal would adversely affect our operating results for future periods and our ability to generate cash flows necessary to improve productivity and expand operations. Prices of coal may fluctuate due to factors beyond our control such as overall domestic and global economic conditions; the consumption pattern of industrial consumers, electricity generators and residential users; technological advances affecting energy consumption; domestic and foreign government regulations; price and availability of alternative fuels; price of foreign imports and weather conditions. Any adverse change in these factors could result in weaker demand and possibly lower prices for our production, which would reduce our revenues.

Natural gas prices are volatile, and even relatively modest drops in prices can significantly affect our financial results and impede growth. Changes in natural gas prices have a significant impact on the value of our reserves and on our cash flow. In the past we have used hedging transactions to reduce our exposure to market price volatility when we deemed it appropriate. If we choose not to engage in, or reduce our use of hedging arrangements in the future, we may be more adversely affected by changes in natural gas and oil prices than our competitors who engage in hedging arrangements to a greater extent than we do. Prices for natural gas may fluctuate widely in response to relatively minor changes in the supply of and demand for natural gas, market uncertainty and a variety of additional factors that are beyond our control, such as: the domestic and foreign supply of natural gas; the price of foreign imports; overall domestic and global economic conditions; the consumption pattern of industrial consumers, electricity generators and residential users; weather conditions; technological advances affecting energy consumption; domestic and foreign governmental regulations; proximity and capacity of gas pipelines and other transportation facilities; and the price and availability of alternative fuels. Many of these factors may be beyond our control. Earlier in this decade, natural gas prices were lower than they are today. Lower natural gas prices may not only decrease our revenues on a per unit basis, but may also limit our access to capital. A significant decrease in price levels for an extended period would negatively affect us in several ways including our cash flow would be reduced, decreasing funds available for capital expenditures employed to replace reserves or increase production; and access to other sources of capital, such as equity or long-term debt markets, could be severely limited or unavailable. Additionally, lower natural gas prices may reduce the amount of natural gas that we can produce economically. This may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs or if our estimates of development costs increase, production data factors change or our exploration results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our natural gas properties. We are required to perform impairment tests on our assets whenever events or changes in circumstances lead to a reduction of the estimated useful life or estimated future cash flows that would indicate that the carrying amount may not be recoverable or whenever management’s plans change with respect to those assets. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken.

If customers do not extend existing contracts or do not enter into new long-term contracts for coal, profitability of CONSOL’s operations could be affected.

During the year ended December 31, 2007, approximately 90% of the coal CONSOL produced was sold under long-term contracts (contracts with terms of one year or more). If a substantial portion of CONSOL’s long-term contracts are modified or terminated or if force majeure is exercised, CONSOL would be adversely affected if we are unable to replace the contracts or if new contracts were not at the same level of profitability. The profitability of our long-term coal supply contracts depends on a variety of factors, which vary from contract to contract and fluctuate during the contract term, including our production costs and other factors. Price changes, if any, provided in long-term supply contracts may not reflect our cost increases, and therefore, increases in our costs may reduce our profit margins. In addition, in periods of declining market prices, provisions for adjustment or renegotiation of prices and other provisions may increase our exposure to short-term coal price volatility. As a result, CONSOL may not be able to obtain long-term agreements at favorable prices (compared to either market conditions, as they may change from time to time, or our cost structure) and long-term contracts may not contribute to our profitability.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

For the year ended December 31, 2007, we derived over 25% of our total revenues from sales to our four largest coal customers. At December 31, 2007, we had approximately 16 coal supply agreements with these customers that expire at various times from 2008 to 2021. We are currently discussing the extension of existing agreements or entering into new long-term agreements with some of these customers, but these negotiations may not be successful and these customers may not continue to purchase coal from us under long-term coal supply agreements. If any one of these four customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

Our ability to collect payments from our customers could be impaired if their creditworthiness declines.

Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base has changed with deregulation as some utilities sold their power plants to their non-regulated affiliates or third parties. These new power plant owners may have credit ratings that are below investment grade. If the creditworthiness of our customers declines significantly, our $165 million accounts receivable securitization program and our business could be adversely affected.

Disruption of rail, barge, overland conveyor and other systems that deliver CONSOL’s coal, or an increase in transportation costs could make CONSOL’s coal less competitive.

Coal producers depend upon rail, barge, trucking, overland conveyor and other systems to provide access to markets. Disruption of transportation services because of weather-related problems, strikes, lock-outs, break-downs of locks and dams or other events could temporarily impair our ability to supply coal to customers and adversely affect our profitability. Transportation costs represent a significant portion of the delivered cost of coal and, as a result, the cost of delivery is a critical factor in a customer’s purchasing decision. Increases in transportation costs could make our coal less competitive.

Competition within the coal and gas industries may adversely affect our ability to sell our products, or a loss of our competitive position because of overcapacity in these industries could adversely affect pricing which could impair our profitability.

CONSOL competes with coal producers in various regions of the United States and with some foreign coal producers for domestic sales primarily to power generators. CONSOL also competes with both domestic and foreign coal producers for sales in international markets. Demand for our coal by our principal customers is affected by the delivered price of competing coals, other fuel supplies and alternative generating sources, including nuclear, natural gas, oil and renewable energy sources, such as hydroelectric power. CONSOL sells coal to foreign electricity generators and to the more specialized metallurgical coal market, both of which are significantly affected by international demand and competition.

Recent increases in coal prices could encourage the development of expanded capacity by new or existing coal producers. Any resulting overcapacity could affect our ability to sell coal or reduce coal prices and therefore reduce our revenues.

The gas industry is intensely competitive with companies from various regions of the United States and we may compete with foreign companies for domestic sales, many of whom are larger and have greater financial, technological, human and other resources. If we are unable to compete, our operating results and financial position may be adversely affected. For example, one of our competitive strengths is being a low-cost producer of gas. If our competitors can produce gas at a lower cost than us, it would effectively eliminate our competitive strength in that area. In addition, larger companies may be able to pay more to acquire new gas properties for future exploration, limiting our ability to replace gas we produce or to grow our production. Our ability to acquire additional properties and to discover new gas resources also depends on our ability to evaluate and select suitable properties and to consummate these transactions in a highly competitive environment.

We require a skilled workforce to run our business. If we cannot hire qualified people to meet replacement or expansion needs, we may not be able to achieve planned results.

Most of our workforce is comprised of people with technical skills related to the production of coal and gas. Approximately 55 percent of our workforce is 50 years of age or older. Based on our experience, we expect a high percentage of our employees to retire between now and the next five to seven years. This will require us to conduct an expanded and sustained effort to recruit new employees to replace those who retire and to fill new jobs as we grow our business. Some areas of Appalachia, most notably in eastern Kentucky, currently have a shortage of skilled labor. Because we have operations in this area, the shortage could make it more difficult to meet our staffing needs and therefore, our results may be adversely affected. Finally, a lack of qualified people may also affect companies that we use to perform certain specialized work. If these companies cannot find enough qualified workers, it may delay projects done for us or increase our costs.

The characteristics of coal may make it difficult for coal users to comply with various environmental standards, which are continually under review by international, federal and state agencies, related to coal combustion. As a result, they may switch to other fuels, which would affect the volume of CONSOL’s sales.

Coal contains impurities, including sulfur, mercury, chlorine and other elements or compounds, many of which are released into the air when coal is burned. Stricter environmental regulations of emissions from coal-fired electric generating plants could increase the costs of using coal thereby reducing demand for coal as a fuel source, the volume of our coal sales and price. Stricter regulations could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future.

For example, in order to meet the federal Clean Air Act limits for sulfur dioxide emissions from electric power plants, coal users will need to install scrubbers, use sulfur dioxide emission allowances (some of which they may purchase), or switch to other fuels. Each option has limitations. Lower sulfur coal may be more costly to purchase on an energy basis than higher sulfur coal depending on mining and transportation costs. The cost of installing scrubbers is significant and emission allowances may become more expensive as their availability declines. Switching to other fuels may require expensive modification of existing plants. Because higher sulfur coal currently accounts for a significant portion of our sales, the extent to which power generators switch to alternative fuel could materially affect us if we cannot offset the cost of sulfur removal by lowering the delivered costs of our higher sulfur coals on an energy equivalent basis.

Proposed reductions in emissions of mercury, sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases may require the installation of additional costly control technology or the implementation of other measures, including trading of emission allowances and switching to other fuels. For example, in 2005 the Environmental Protection Agency proposed separate regulations to establish mercury emission limits nationwide and to reduce the interstate transport of fine particulate matter and ozone through reductions in sulfur dioxides and nitrogen oxides throughout the eastern United States. The Environmental Protection Agency continues to require reduction of nitrogen oxide emissions in a number of eastern states and the District of Columbia and will require reduction of particulate matter emissions over the next several years for areas that do not meet air quality standards for fine particulates. In addition, Congress and several states may consider legislation to further control air emissions of multiple pollutants from electric generating facilities and other large emitters. Any new or proposed reductions will make it more costly to operate coal-fired plants and could make coal a less attractive fuel alternative to the planning and building of utility power plants in the future. To the extent that any new or proposed requirements affect our customers, this could adversely affect our operations and results.

CONSOL may not be able to produce sufficient amounts of coal to fulfill our customers’ requirements, which could harm our relationships with customers.

CONSOL may not be able to produce sufficient amounts of coal to meet customer demand, including amounts that we are required to deliver under long-term contracts. CONSOL’s inability to satisfy contractual obligations could result in our customers initiating claims against us.

Foreign currency fluctuations could adversely affect the competitiveness of our coal abroad.

We compete in international markets against coal produced in other countries. Coal is sold internationally in U. S. dollars. As a result, mining costs in competing producing countries may be reduced in U.S. dollar terms based on currency exchange rates, providing an advantage to foreign coal producers. Currency fluctuations among countries purchasing and selling coal could adversely affect the competitiveness of our coal in international markets.

Coal mining is subject to conditions or events beyond CONSOL’s control, which could cause our financial results to deteriorate.

CONSOL’s coal mining operations are predominantly underground mines. These mines are subject to conditions or events beyond CONSOL’s control that could disrupt operations and affect production and the cost of mining at particular mines for varying lengths of time. These conditions or events may have a significant impact on our operating results. Conditions or events have included:

•	variations in thickness of the layer, or seam, of coal;

•	amounts of rock and other natural materials intruding into the coal seam and other geological conditions that could affect the stability of the roof and the side walls of the mine;

•	equipment failures or repairs;

•	fires and other accidents; and

•	weather conditions.

Our mining operations consume significant quantities of commodities, the price of which is determined by international markets. If commodity prices increase significantly or rapidly, it could impact our cost of production.

Coal mines consume large quantities of commodities such as steel, copper, rubber products and liquid fuels. Some commodities, such as steel, are needed to comply with roof control plans required by regulation. The prices we pay for these products are strongly impacted by the global commodities market. A rapid or significant increase in cost of some commodities could impact our mining costs because we have a limited ability to negotiate lower prices, and, in some cases, do not have a ready substitute for these commodities.

CONSOL must obtain for mining and drilling operations, governmental permits and approvals which can be a costly and time consuming process and can result in restrictions on our operations.

Regulatory authorities exercise considerable discretion in the timing and scope of permit issuance. Requirements imposed by these authorities may be costly and time consuming and may result in delays in the commencement or continuation of exploration or production operations. For example, CONSOL often is required to prepare and present to federal, state and local authorities data pertaining to the effect or impact that proposed exploration for or production of coal may have on the environment. Further, the public has the right to comment on and otherwise participate in the permitting process, including through administrative appeals of permits and possibly further appeals in the courts. Accordingly, the permits CONSOL needs may not be issued, or if issued, may not be issued in a timely fashion, or may involve requirements which restrict our ability to conduct our mining or gas operations or to do so profitably.

Proposals to regulate greenhouse gas emissions could impact the market for our fossil fuels, increase our costs, and reduce the value of our coal and gas assets.

Numerous proposals have been made at the international, national, regional, and state levels of government that are intended to limit emissions of greenhouse gas (GHGs), such as carbon dioxide and methane. Combustion of fossil fuels, such as the coal and gas we produce results in the creation of carbon dioxide that is currently emitted into the atmosphere by coal and gas end users. Several states have already adopted measures requiring reduction of GHGs within state boundaries. If comprehensive regulations focusing on GHGs emission reductions were to be enacted by the United States or additional individuals states, it may adversely affect the use of and demand for fossil fuels, particularly coal. Further regulation of GHGs could occur in the United States pursuant to treaty obligations, regulation under the clean air act, or regulation under state law. In 2007, the U.S. Supreme Court held in Massachusetts v. Environmental Protection Agency (EPA), that EPA had authority to regulate GHG’s under the Clean Air Act, (the Act), reversing the EPA’s interpretation of the Act. This decision could lead to federal regulation of GHGs under the existing clean air act of coal-fired electric generation stations, which could adversely affect demand for our products.

In addition, many of our underground coal mines, vent methane into the atmosphere for safety reasons. Coal bed methane enhances the greenhouse gas effect to a greater degree than carbon dioxide. If regulation of GHG emissions does not exempt coal mine methane, we may have to curtail production, pay higher taxes, or incur costs to purchase allowances that permit us to continue operations as they now exist.

Our gas operations primarily produce gas by capturing coal bed methane. If the coal bed methane is not extracted from the coal seam prior to mining, much of this gas would be liberated to the atmosphere when the coal is mined. The coal bed methane we capture is recorded, on a voluntarily basis, with the U.S Department of Energy. We have recorded the amounts we have captured since the early 1900’s. If regulation of GHGs does not give us credit for methane that would otherwise be released into the atmosphere, any value associated with our historical or future credits would be reduced or eliminated.

In addition, on February 4, 2008 three of Wall Street’s largest investment banks announced that they had adopted climate change guidelines for lenders to evaluate carbon risks in the financing of utility power plants which may make it more difficult for utilities to obtain financing for coal-fired plants.

Government laws, regulations and other legal requirements relating to protection of the environment, health and safety matters and others that govern our business increase our costs of doing business for both coal and gas, and may restrict our operations.

We are subject to laws, regulations and other legal requirements enacted or adopted by federal, state and local, as well as foreign authorities relating to protection of the environment and health and safety matters, including those legal requirements that govern discharges of substances into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, groundwater quality and availability, plant and wildlife protection, reclamation and restoration of mining or drilling properties after mining or drilling is completed, the installation of various safety equipment in our mines, control of surface subsidence from underground mining and work practices related to employee health and safety. Complying with these requirements, including the terms of our permits, has had, and will continue to have, a significant effect on our costs of operations and competitive position. In addition, we could incur substantial costs, including clean up costs, fines and civil or criminal sanctions and third party damage claims for personal injury, property damage, wrongful death, or exposure to hazardous substances, as a result of violations of or liabilities under environmental and health and safety laws.

For example, the federal Clean Water Act and corresponding state laws affect coal mining and gas operations by imposing restrictions on discharges into regulated surface waters. Permits requiring regular monitoring and compliance with effluent limitations and reporting requirements govern the discharge of pollutants into regulated waters. In combination with existing requirements, new requirements under the Clean Water Act and corresponding state laws (including those relating to protection of “impaired waters” so designated by individual states through the use of new effluent limitations known as Total Maximum Daily Load (“TMDL”) limits; anti-degradation regulations which protect state designated “high quality/exceptional use” streams by restricting or prohibiting “discharges” which result in degradation; and requirements to treat discharges from coal mining properties for non-traditional pollutants, such as chlorides and selenium; and “protecting” streams, wetlands, other regulated water sources and associated riparian lands from the surface impacts of underground mining), may cause CONSOL to incur significant additional costs that could adversely affect our operating results, financial condition and cash flows or may prevent us from being able to mine portions of our reserves. In addition, CONSOL incurs and will continue to incur significant costs associated with the investigation and remediation of environmental contamination under the federal Comprehensive Environmental Response, Compensation, and Liability Act (Superfund) and similar state statutes and has been named as a potentially responsible party at Superfund sites in the past.

Additionally, the gas industry is subject to extensive legislation and regulation, which is under constant review for amendment or expansion. Any changes may affect, among other things, the pricing or marketing of gas production. State and local authorities regulate various aspects of gas drilling and production activities, including the drilling of wells (through permit and bonding requirements), the spacing of wells, the unitization or pooling of gas properties, environmental matters, safety standards, market sharing and well site restoration. If we fail to comply with statutes and regulations, we may be subject to substantial penalties, which would decrease our profitability.

Our mines are subject to stringent federal and state safety regulations that increase our cost of doing business at active operations, and may place restrictions on our methods of operation. In addition, government inspectors under certain circumstances, have the ability to order our operation to be shut down based on safety considerations.

Stringent health and safety standards were imposed by federal legislation when the Federal Coal Mine Health and Safety Act of 1969 was adopted. The Federal Coal Mine Safety and Health Act of 1977 expanded the enforcement of safety and health standards of the Coal Mine Health and Safety Act of 1969 and imposed safety and health standards on all (non-coal as well as coal) mining operations. Regulations are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mine emergency procedures, mine plans and other matters. Several mining accidents at our competitors’ mines that resulted in fatalities in early 2006 led to adoption of additional safety regulations by the Mine Safety and Health Administration and the adoption in June 2006 of the Mine Improvement and New Emergency Response Act of 2006 (“the MINER Act”). The additional requirements of the MINER Act and implementing federal regulations include, among other things, expanded emergency response plans, providing additional quantities of breathable air for emergencies, installation of refuge chambers in underground coal mines, installation of two-way communications and tracking systems for underground coal mines, new standards for sealing mined out areas of underground coal mines, more available mine rescue teams and enhanced training for emergencies. Most states in which CONSOL operates have programs for mine safety and health regulation and enforcement. We believe that the combination of federal and state safety and health regulations in the coal mining industry is, perhaps, the most comprehensive system for protection of employee safety and health affecting any industry. Most aspects of mine operations, particularly underground mine operations, are subject to extensive regulation. The various requirements mandated by law or regulation can have a significant effect on operating costs and place restrictions on our methods of operations. In addition, government inspectors under certain circumstances, have the ability to order our operation to be shut down based on safety considerations.

CONSOL has reclamation and mine closure obligations. If the assumptions underlying our accruals are inaccurate, we could be required to expend greater amounts than anticipated.

The Surface Mining Control and Reclamation Act establishes operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. CONSOL accrues for the costs of current mine disturbance and of final mine closure, including the cost of treating mine water discharge where necessary. Estimates of our total reclamation and mine-closing liabilities, which are based upon permit requirements and our experience were approximately $482 million at December 31, 2007. The amounts recorded are dependent upon a number of variables, including the estimated future retirement costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates. Furthermore, these obligations are unfunded. If these accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be adversely affected.

CONSOL faces uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

There are uncertainties inherent in estimating quantities and values of economically recoverable coal reserves, including many factors beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about our reserves consists of estimates based on engineering, economic and geological data assembled and analyzed by our staff.

Some of the factors and assumptions which impact economically recoverable reserve estimates include:

•	geological conditions;

•	historical production from the area compared with production from other producing areas;

•	the assumed effects of regulations and taxes by governmental agencies;

•	assumptions governing future prices; and

•	future operating costs, including cost of materials.

Each of these factors may in fact vary considerably from the assumptions used in estimating reserves. For these reasons, estimates of the economically recoverable quantities of coal attributable to a particular group of properties, and classifications of these reserves based on risk of recovery and estimates of future net cash flows, may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and these variances may be material. As a result, our estimates may not accurately reflect our actual reserves.

We do not insure against all potential operating risks. We may incur losses and be subject to liability claims as a result of our operations.

We maintain insurance for some, but not all, of the potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, we may not be able to renew our existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. Although we maintain insurance at levels we believe are appropriate and consistent with industry practice, we are not fully insured against all risks, including drilling and completion risks that are generally not recoverable from third parties or insurance. In addition, pollution and environmental risks generally are not fully insurable. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our financial condition, results of operations and cash flows.

Fairmont Supply Company, a subsidiary of CONSOL, is a co-defendant in various asbestos litigation cases which could result in making payments in the future that are material.

One of our subsidiaries, Fairmont Supply Company (Fairmont), which distributes industrial supplies, currently is named as a defendant in approximately 25,000 asbestos claims in state courts in Pennsylvania, Ohio, West Virginia, Maryland, Mississippi and New Jersey. Because a very small percentage of products manufactured by third parties and supplied by Fairmont in the past may have contained asbestos and many of the pending claims are part of mass complaints filed by hundreds of plaintiffs against a hundred or more defendants, it has been difficult for Fairmont to determine how many of the cases actually involve valid claims or plaintiffs who were actually exposed to asbestos-containing products supplied by Fairmont. In addition, while Fairmont may be entitled to indemnity or contribution in certain jurisdictions from manufacturers of identified products, the availability of such indemnity or contribution is unclear at this time and, in recent years, some of the manufacturers named as defendants in these actions have sought protection from these claims under bankruptcy laws. Fairmont has no insurance coverage with respect to these asbestos cases. For year ended December 31, 2007, payments by Fairmont with respect to asbestos cases have not been material. Our current estimates related to these asbestos claims, individually and in the aggregate, are immaterial to the financial position, results of operations and cash flows of CONSOL. However, it is reasonably possible that payments in the future with respect to pending or future asbestos cases may be material to the financial position, results of operations or cash flows of CONSOL.

CONSOL and its subsidiaries are subject to various legal proceedings, which may have a material effect on our business.

We are party to a number of legal proceedings incident to normal business activities. There is the potential that an individual matter or the aggregation of many matters could have an adverse effect on our cash flows, results of operations or financial position. See Note 26 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2007 for further discussion.

CONSOL has obligations for long-term employee benefits for which we accrue based upon assumptions which, if inaccurate, could result in CONSOL being required to expense greater amounts than anticipated.

CONSOL provides various long-term employee benefits to inactive and retired employees. We accrue amounts for these obligations. At December 31, 2007, the current and non-current portions of these obligations, included:

•	post retirement medical and life insurance ($2.5 billion);

•	coal workers’ black lung benefits ($182.9 million);

•	salaried retirement benefits ($70.2 million); and

•	workers’ compensation ($162.1 million).

However, if our assumptions are inaccurate, we could be required to expend greater amounts than anticipated. These obligations are unfunded, except for salaried retirement benefits, of which approximately 90% was funded at December 31, 2007. In addition, several states in which we operate consider changes in workers’ compensation and black lung laws from time to time. Such changes, if enacted, could increase our benefit expense.

Due to our participation in multi-employer pension and benefit plans, we have exposure under those plans that extend beyond what our obligation would be with respect to our employees.

We are obligated to contribute to multi-employer defined benefit plans for UMWA retirees which provide pension, medical and death benefits. In the event of a partial or complete withdrawal by us from any plan which is underfunded, we would be liable for a proportionate share of such plan’s unfunded vested benefits. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full withdrawal or termination could be material to our financial position and results of operations. In the event that any other contributing employer withdraws from any plan which is underfunded, and such employer (or any member in its controlled group) cannot satisfy their obligations under the plan at the time of withdrawal, then we, along with the other remaining contributing employers, would be liable for our proportionate share of such plan’s unfunded vested benefits.

In addition, if a multi-employer pension plan fails to satisfy the minimum funding requirements, the Internal Revenue Service, pursuant to Section 4971 of the Internal Revenue Code (the “Code”) will impose an excise tax of 5% on the amount of the accumulated funding deficiency. Under Section 413(c)(5) of the Code, the liability of each contributing employer, including us, will be determined in part by each employer’s additional contributions in order to reduce the deficiency to zero, which may, along with the payment of the excise tax, have a material adverse impact on our financial results.

If lump sum payments made to retiring salaried employees pursuant to CONSOL’s defined benefit pension plan exceed the total of the service cost and the interest cost in a plan year, CONSOL would need to make an adjustment to operating results equaling the unrecognized actuarial gain or loss resulting from each individual who received a lump sum payment in that year, which may result in an adjustment that could materially reduce operating results.

CONSOL’s defined benefit pension plan for salaried employees allows such employees to receive a lump-sum distribution for benefits earned up through December 31, 2005 in lieu of annual payments when they retire from CONSOL. Statement of Financial Accounting Standards No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans for the Terminations Benefits,” requires that if the lump-sum distributions made for a plan year, which currently for CONSOL is October 1 to September 30, exceed the total of the service cost and interest cost for the plan year, CONSOL would need to recognize for that year’s results of operations an adjustment equaling the unrecognized actuarial gain or loss resulting from each individual who received a lump sum in that year. Lump sum payments in CONSOL’s non-qualified pension plan exceeded the total of the service cost and the interest cost in the plan year ended September 30, 2007. This resulted in expense of $2.7 million in the year ended December 31, 2007. If lump sum payments again exceed the total of the service cost and the interest cost, the adjustment could materially reduce operating results.

Various federal or state laws and regulations require CONSOL to obtain surety bonds or to provide other assurance of payment for certain of our long-term liabilities including mine closure or reclamation costs, workers’ compensation, coal workers’ black lung and other post employment benefits.

Federal and state laws and regulations require us to obtain surety bonds or provide other assurances to secure payment of certain long-term obligations including mine closure or reclamation costs, water treatment costs, federal and state workers’ compensation costs, and other miscellaneous obligations. The requirements and amounts of security are not fixed and can vary from year to year. It has become increasingly difficult for us to secure new surety bonds or renew such bonds without posting collateral. CONSOL has satisfied our obligations under these statutes and regulations by providing letters of credit or other assurances of payment. The issuance of letters of credit under our bank credit facility reduces amounts that we can borrow under our bank credit facility for other purposes.

Acquisitions that we have completed, as well as acquisitions that we may undertake in the future, involve a number of risks, any of which could cause us not to realize the anticipated benefits.

We have completed several acquisitions and investments in the past. We continually seek to expand our operations and coal and gas reserves through acquisitions. If we are unable to successfully integrate the companies, businesses or properties we acquire, our profitability may decline and we could experience a material adverse effect on our business, financial condition, or results of operations. Acquisition transactions involve various inherent risks, including:

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Uncertainties in assessing the value, strengths, and potential profitability of, and identifying the extent of all weaknesses, risks, contingent and other liabilities (including environmental liabilities) of acquisition candidates;

•	The potential loss of key customers, management and employees of an acquired business;

•	The ability to achieve identified operating and financial synergies anticipated to result from an acquisition;

•	Problems that could arise from the integration of the acquired business; and

•	Unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying our rationale for pursuing the acquisition.

CONSOL’s rights plan may have anti-takeover effects that could prevent a change of control.

On December 19, 2003, CONSOL adopted a rights plan which, in certain circumstances, including a person or group acquiring, or the commencement of a tender or exchange offer that would result in a person or group acquiring, beneficial ownership of more than 15% of the outstanding shares of CONSOL common stock, would entitle each right holder to receive, upon exercise of the right, shares of CONSOL common stock having a value equal to twice the right exercise price. For example, at an exercise price of $80 per right, each right not otherwise voided would entitle its holders to purchase $160 worth of shares of CONSOL common stock for $80. Assuming that shares of CONSOL common stock had a per share value of $16 at such time, the holder of each right would be entitled to purchase ten shares of CONSOL common stock for $80, or a price of $8 per share, one half its then market price. This and other provisions of CONSOL’s rights plan could make it more difficult for a third party to acquire CONSOL, which could hinder stockholders’ ability to receive a premium for CONSOL stock over the prevailing market prices.

CONSOL faces uncertainties in estimating proved recoverable gas reserves, and inaccuracies in our estimates could result in lower than expected reserve quantities and a lower present value of our reserves.

Natural gas reserve engineering requires subjective estimates of underground accumulations of natural gas and assumptions concerning future natural gas prices, production levels, and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and timing of development expenditures may be incorrect. We have in the past retained the services of independent petroleum engineers to prepare reports of our proved reserves. Over time, material changes to reserve estimates may be made, taking into account the results of actual drilling, testing, and production. Also, we make certain assumptions regarding future natural gas prices, production levels, and operating and development costs that may prove incorrect. Any significant variance from these assumptions to actual figures could greatly affect our estimates of our reserves, the economically recoverable quantities of natural gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery, and estimates of the future net cash flows. Numerous changes over time to the assumptions on which our reserve estimates are based, as described above, often result in the actual quantities of gas we ultimately recover being different from reserve estimates.

The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated natural gas reserves. We base the estimated discounted future net cash flows from our proved reserves on prices and costs. However, actual future net cash flows from our gas and oil properties also will be affected by factors such as:

•	geological conditions;

•	changes in governmental regulations and taxation;

•	assumptions governing future prices;

•	the amount and timing of actual production;

•	future operating costs; and

•	capital costs of drilling new wells.

The timing of both our production and incurrence of expenses in connection with the development and production of natural gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general.

Our gas exploration and development activities may not be commercially successful.

The exploration for and production of gas involves risks. The cost of drilling, completing and operating wells for coal bed methane or other gas is often uncertain, and a number of factors can delay or prevent drilling operations or production, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in geologic formations;

•	equipment failures or repairs;

•	fires or other accidents;

•	adverse weather conditions;

•	reductions in natural gas prices;

•	pipeline ruptures; and

•	unavailability or high cost of drilling rigs, other field services and equipment.

Our future drilling activities may not be successful, and our drilling success rate could decline. Unsuccessful drilling activities could result in higher costs without any corresponding revenues.

We have a limited operating history in certain of our gas operating areas, and our increased focus on new development projects in these and other unexplored areas increases the risks inherent in our gas and oil activities.

In 2008 and beyond we plan to conduct testing and development activities in areas where we have little or no proved reserves, such as certain areas in Pennsylvania and Kentucky. These exploration, drilling and production activities will be subject to many risks, including the risk that coal bed methane or natural gas is not present in sufficient quantities in the coal seam or target strata, or that sufficient permeability does not exist for gas to be produced economically. We have invested in property, and will continue to invest in property, including undeveloped leasehold acreage, that we believe will result in projects that will add value over time. Drilling for coal bed methane, natural gas and oil may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting drilling, operating and other costs. We cannot be certain that the wells we drill in these new areas will be productive or that we will recover all or any portion of our investments.

Our gas business depends on transportation facilities owned by others. Disruption of, capacity constraints in, or proximity to pipeline systems could limit sales of our gas.

We transport our gas to market by utilizing pipelines owned by others. If pipelines do not exist near our producing wells, if pipeline capacity is limited or if pipeline capacity is unexpectedly disrupted, our gas sales could be limited, reducing our profitability. If we cannot access pipeline transportation, we may have to reduce our production of gas or vent our produced gas to the atmosphere because we do not have facilities to store excess inventory. If our sales are reduced because of transportation constraints, our revenues will be reduced, which will also increase our unit costs. If we cannot obtain transportation capacity and we do not have the ability to store gas, we may have to reduce production. If pipeline quality tariffs change, we might be required to install additional processing equipment which could increase our costs. The pipeline could curtail our flows until the gas delivered to the pipeline is in compliance.

Increased gas industry activity may create shortages of field services, equipment and personnel, which may increase our costs and may limit our ability to drill and produce gas.

Due to current industry demands, well service providers and related equipment are in short supply. The demand for qualified and experienced field personnel to drill wells and conduct field operations, including, geologists, geophysicists, engineers and other professionals, in the natural gas and oil industry can fluctuate significantly, often in correlation with natural gas and oil prices, causing periodic shortages. These shortages may lead to escalating prices, the possibility of poor services, ineffective drilling operations and personnel injuries. Such pressures will likely increase the actual cost of services, extend the time to secure such services and add costs for damages due to accidents sustained from the over use of equipment and inexperienced personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling equipment, crews and associated supplies, equipment and services. We believe that these shortages could continue. In addition, the costs and delivery time of equipment and supplies are substantially greater in periods of peak demand. Accordingly, we cannot assure that we will be able to obtain necessary drilling equipment and supplies in a timely manner or on satisfactory terms and we may experience shortages of, or material increases in the cost of, drilling equipment, crews and associated supplies, equipment and services in the future. Any such delays and price increases could adversely affect our ability to pursue our drilling program and our results of operations.

Unless we replace our natural gas reserves, our reserves and production will decline, which would adversely affect our business, financial condition, results of operations and cash flows.

Producing natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Because total estimated proved reserves include our proved undeveloped reserves at December 31, 2007, production is expected to decline even if those proved undeveloped reserves are developed and the wells produce as expected. The rate of decline will change if production from our existing wells declines in a different manner than we have estimated and can change under other circumstances. Thus, our future natural gas reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs.

We may incur additional costs and delays to produce gas because we have to acquire additional property rights to perfect our title to the gas estate.

Some of the gas rights we believe we control are in areas where we have not yet done any exploratory or production drilling. Most of these properties were acquired primarily for the coal rights, and, in many cases were acquired years ago. While chain of title work for the coal estate was generally fully developed, in many cases, the gas estate title work is less robust. Our practice is to perform a thorough title examination of the gas estate before we commence drilling activities and to acquire any additional rights needed to perfect our ownership of the gas estate for development and production purposes. We may incur substantial costs to acquire these additional property rights and the acquisition of the necessary rights may not be feasible in some cases. Our inability to obtain these rights may adversely impact our ability to develop these properties. Some states permit us to produce the gas without perfected ownership under an administrative process known as “forced pooling,” which requires us to give notice to all potential claimants and pay royalties into escrow until the undetermined rights are resolved. As a result, we may have to pay royalties to produce gas on acreage that we control and these costs may be material. Further, the forced pooling process is time consuming and may delay our drilling program in the affected areas. In addition, although we believe we have the right to extract and produce coal bed methane from locations where we possess rights to coal, in some cases we may not possess these rights. If we are unable in such cases to obtain those rights from their owners, we will not enjoy the rights to develop coal bed methane with our mining of coal. Our failure to obtain these rights may adversely impact our ability in the future to increase production and reserves. For example, we have substantial acreage in West Virginia for which we have not reviewed the title to determine what, if any, additional rights would be needed to produce coal bed methane from these locations or the feasibility of obtaining these rights.

Currently the vast majority of our gas producing properties are located in three counties in Virginia, making us vulnerable to risks associated with having our gas production concentrated in one area.

The vast majority of our gas producing properties are geographically concentrated in three counties in Virginia. As a result of this concentration, we may be disproportionately exposed to the impact of delays or interruptions of gas production from these wells caused by significant governmental regulation, transportation capacity constraints, curtailment of production, natural disasters or interruption of transportation of natural gas produced from the wells in this basin or other events which impact this area.

Other persons could have ownership rights in our advanced gas extraction techniques which could force us to cease using those techniques or pay royalties.

Although we believe that we hold sufficient rights to all of our advanced gas extraction techniques, other persons could contest our rights and claim ownership of one or more of our advanced techniques for extracting coal bed methane. For example, a third party has asserted that several of our drilling techniques infringed several patents that they hold. A successful challenge to one or more of our advanced extraction techniques could adversely impact our financial performance and results of operation. We might have to pay a royalty which would increase our production costs or cease using that technique which could raise our production costs or decrease our production of coal bed methane. In addition, we could incur substantial costs in defending patent infringement claims, obtaining patent licenses, engaging in interference and opposition proceedings or other challenges to our patent rights or intellectual property rights made by third parties or in bringing such proceedings.

The coal beds and other strata from which we produce methane gas frequently contain water and the gas often contains impurities, both of which may hamper our ability to produce gas in commercial quantities or economically.

Coal beds and other strata frequently contain water that must be removed in order for the gas to detach from the coal and flow to the well bore. Our ability to remove and dispose of sufficient quantities of water from the coal seam will determine whether or not we can produce gas in commercial quantities. The cost of water disposal may affect our profitability. Further, a substantial amount of our gas needs to be processed in order to make it salable to our intended customers. At times, the cost of processing this gas relative to the quantity of gas from a particular well, or group of wells, may outweigh the economic benefit of selling that gas, and our profitability may decrease due to the reduced production and sale of gas.

Our hedging activities may prevent us from benefiting from price increases and may expose us to other risks.

To manage our exposure to fluctuations in the price of natural gas, we enter into hedging arrangements with respect to a portion of our expected production. As of December 31, 2007, we had hedges on approximately 24.5 billion cubic feet of our targeted 2008 natural gas production. To the extent that we engage in hedging activities, we may be prevented from realizing the benefits of price increases above the levels of the hedges.

In addition, such transactions may expose us to the risk of financial loss in certain circumstances, including instances in which our production is less than expected, the counterparties to our futures contracts fail to perform the contracts, or if our gas hedges would no longer qualify for hedge accounting, we will be required to mark them to market. This may result in more volatility in our income in the future periods.

FORWARD-LOOKING INFORMATION

Various statements in this document, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects (including statements relating to the timing of and satisfaction of conditions to the exchange offer and merger with CNX Gas and whether any of the anticipated benefits of the transaction will be realized) and our future production, revenues, income and capital spending. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “would,” “will,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. The forward-looking statements in this document speak only as of the date of this document; we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. These risks, uncertainties and contingencies include, but are not limited to, the following:

•	timing of the exchange offer transaction and acceptance of the exchange offer by the requisite number of shares, and the satisfaction of the other conditions to the exchange offer;

•	market acceptance of acquiring the minority interest of CNX Gas;

•	an extended decline in prices we receive for our coal and gas affecting our operating results and cash flows;

•	reliance on customers extending existing contracts or entering into new long-term contracts for coal;

•	reliance on major customers;

•	our inability to collect payments from customers if their creditworthiness declines;

•	the disruption of rail, barge and other systems that deliver our coal;

•

a loss of our competitive position because of the competitive nature of the coal industry and the gas industry, or a loss of our competitive position because of overcapacity in these industries impairing our profitability;

•	our inability to hire qualified people to meet replacement or expansion needs;

•	coal users switching to other fuels in order to comply with various environmental standards related to coal combustion;

•	the inability to produce a sufficient amount of coal to fulfill our customers’ requirements which could result in our customers initiating claims against us;

•	increases in the price of commodities used in our mining operations could impact our cost of production;

•	foreign currency fluctuations could adversely affect the competitiveness of our coal abroad;

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the risks inherent in coal mining being subject to unexpected disruptions, including geological conditions, equipment failure, timing of completion of significant construction or repair of equipment, fires, accidents and weather conditions which could cause our results to deteriorate;

•	increases in the price of commodities used in our mining operations could impact our cost of production;

•	obtaining governmental permits and approvals for our operations;

•	the effects of proposals to regulate greenhouse gas emissions;

•	the effects of government regulation;

•	the effects of stringent federal and state safety regulations;

•	the effects of mine closing, reclamation and certain other liabilities;

•	uncertainties in estimating our economically recoverable coal and gas reserves;

•	we do not insure against all potential operating risks;

•	the outcomes of various legal proceedings, which proceedings are more fully described in our reports filed under the Securities Exchange Act of 1934;

•	increased exposure to employee related long-term liabilities;

•	our participation in multi-employer pension plans may expose us to obligations beyond the obligation to our employees;

•	lump sum payments made to retiring salaried employees pursuant to our defined benefit pension plan;

•	our ability to comply with laws or regulations requiring that we obtain surety bonds for workers’ compensation and other statutory requirements;

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acquisitions that we recently have made or may make in the future including the accuracy of our assessment of the acquired businesses and their risks, achieving any anticipated synergies, integrating the acquisitions and unanticipated changes that could affect assumptions we may have made;

•	the anti-takeover effects of our rights plan could prevent a change of control;

•	risks in exploring for and producing gas;

•	new gas development projects and exploration for gas in areas where we have little or no proven gas reserves;

•	the disruption of pipeline systems which deliver our gas;

•	the availability of field services, equipment and personnel for drilling and producing gas;

•	replacing our natural gas reserves which if not replaced will cause our gas reserves and gas production to decline;

•	costs associated with perfecting title for gas rights in some of our properties;

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location of a vast majority of our gas producing properties in three counties in southwestern Virginia, making us vulnerable to risks associated with having our gas production concentrated in one area;

•	other persons could have ownership rights in our advanced gas extraction techniques which could force us to cease using those techniques or pay royalties;

•	the coal beds and other strata from which we produce methane gas frequently contain water and the gas often contains impurities that may hamper production;

•	our hedging activities may prevent us from benefiting from price increases and may expose us to other risks;

•

other factors discussed above under “Risk Factors” as well as in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 under “Risk Factors,” as updated by any subsequent Form 10-Qs, which are on file at the Securities and Exchange Commission.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. The forward-looking statements in this document speak only as of the date of this document; and we caution you not to rely on them unduly. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Notwithstanding any statement in this prospectus or in any press release CONSOL has filed herewith or any document incorporated herein by reference, we acknowledge that the safe harbor for forward-looking statements under Section 27A of the Securities Act and Section 21E of the Exchange Act and added by the Private Securities Litigation Reform Act of 1995, does not apply to forward-looking statements made in connection with a tender offer.

BACKGROUND AND REASONS FOR THE OFFER AND SUBSEQUENT MERGER

The following discussion presents background information concerning the offer and the subsequent merger and describes our reasons for undertaking the proposed transaction at the present time. Please see “Additional Factors for Consideration by CNX Gas Stockholders” beginning on page 46 for further information relating to the proposed transaction.

Background of the Offer

On June 21, 2005, the board of directors of CONSOL authorized the incorporation of CNX Gas. On June 30, 2005, CNX Gas was incorporated and issued 100 shares of its $0.01 par value common stock to Consolidation Coal Company, a wholly owned subsidiary of CONSOL. CNX Gas was incorporated to conduct CONSOL’s gas exploration, development and production activities. Effective August 8, 2005, CONSOL contributed or leased to CNX Gas substantially all of the assets of the gas business, including all of CONSOL’s rights to coal bed methane associated with 4.5 billion tons of coal reserves owned or controlled by CONSOL as well as all of CONSOL’s rights to conventional gas. In exchange for CONSOL’s contribution of assets, CONSOL received approximately 122.9 million shares of CNX Gas common stock. CNX Gas entered into various agreements with CONSOL that define various operating and service relationships between the two companies. For additional information regarding these arrangements, please see “Certain Effects of the Offer—Relationships with CNX Gas” beginning on page 69.

In August 2005, CNX Gas entered into an agreement to sell approximately 24.3 million shares of common stock in a private transaction and granted a 30-day over allotment option to purchase an additional 3.6 million shares of CNX Gas common stock. In August 2005, CNX Gas closed on the sale of all 27.9 million shares of CNX Gas common stock at a price of $16 per share. The shares of CNX Gas common stock were sold to qualified institutional, foreign and accredited investors in a private transaction exempt from registration under Rule 144A, Regulation S and Regulation D. The proceeds (approximately $420.2 million including proceeds from the sale of the additional 3.6 million shares) were used by CNX Gas to pay a special dividend to CONSOL. The pre-tax gain recognized on this transaction by CONSOL was $327.3 million. Upon completion of the offering by CNX Gas, CONSOL retained an 81.5% ownership interest in CNX Gas. In August 2005, a Registration Statement on Form S-1 was filed by CNX Gas with the SEC with respect to those shares of CNX Gas common stock. The Registration Statement, as amended, was declared effective by the SEC on January 18, 2006. CNX Gas common stock began trading on the New York Stock Exchange on January 19, 2006. For trading information with respect to CNX Gas common stock, see “Comparative Per Share Market Price and Dividend Information—CNX Gas” beginning on page 49.

As part of CONSOL, the gas business of CNX Gas was unique among gas producers because a substantial portion of its gas production was associated with mining activity in the same coal horizons from which gas could be extracted. CONSOL undertook the separation of its gas business in 2005 in an effort to meet the following objectives:

•	achieving a higher valuation for the CNX Gas business than it believed could be achieved if it remained part of CONSOL and having that value more fully reflected in the CONSOL stock price;

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allowing CNX Gas to use its own capital and borrowing capability, rather than competing for capital with the coal business, to more rapidly expand gas production from CNX Gas’ proven reserves and unproven acreages; and

•	allowing CNX Gas’ key managers to focus solely on the growth and operation of CNX Gas.

In connection with the sale of CNX Gas common stock, the board of directors of CNX Gas consisted at that time of the following persons: Nicholas J. DeIuliis (Chief Executive Officer of CNX Gas and the former Senior Vice President of Strategic Planning of CONSOL), J. Brett Harvey (Chief Executive Officer and a director of CONSOL), James E. Altmeyer, Sr. (a director of CONSOL), Philip W. Baxter (a former director of CONSOL who resigned from CONSOL’s board upon consummation of the CNX Gas sale) and Raj Gupta (a director of CONSOL). The current board of directors are comprised of these persons plus Mr. William J. Lyons (CONSOL’s Chief Financial Officer), Mr. John R. Pipski and Mr. Joseph T. Williams (a director of CONSOL).

During July and August 2007, when the CNX Gas stock price was depressed, CONSOL used the opportunity to purchase 372,000 additional shares of CNX Gas common stock for approximately $10 million, bringing its current ownership to approximately 81.7% of the outstanding CNX Gas common stock.

Periodically, the board of directors of CONSOL considers strategic alternatives for CONSOL, including, among others, potential acquisitions, dispositions and business combination transactions. As part of this regular review, in October 2007, the board discussed a variety of different options and alternatives, one of which was the potential acquisition of the shares of CNX Gas not owned by CONSOL, but no decision was made at this board meeting to pursue further this opportunity. In early December 2007, Mr. Harvey contacted Mr. John Whitmire, CONSOL’s Chairman of the Board, to discuss in further detail the possibility of acquiring the shares of CNX Gas that CONSOL did not currently own.

Beginning in early January 2008, senior management of CONSOL began to evaluate whether CONSOL should consider acquiring the shares of CNX Gas that it did not currently own. This evaluation was undertaken as part of CONSOL’s strategy of energy asset diversification and the recognition that the energy markets in the United States and globally will be affected increasingly by public policy issues, such as those regarding greenhouse gas emissions. Senior management of CONSOL also believed that the original sale of a portion of CNX Gas to the public had served to unlock the value of CONSOL’s interest in CNX Gas as financial markets had not previously properly valued the gas assets or operations of CONSOL. In addition, senior management of CONSOL concluded that CONSOL had no interest in selling or otherwise divesting itself of the shares of CNX Gas that it currently owns. In early January 2008, Mr. Harvey called Mr. DeIuliis to discuss the possible acquisition of the shares of CNX Gas that CONSOL did not currently own.

In connection with its evaluation of whether CONSOL should consider acquiring the shares of CNX Gas that it did not currently own, senior management of CONSOL contacted Friedman, Billings, Ramsey & Co., Inc. (“FBR”), CONSOL’s financial advisor, to assist in the evaluation of various alternatives to acquire such shares in mid January 2008. FBR had also assisted CNX Gas and CONSOL in the original sale of CNX Gas common stock to third parties in August 2005. FBR was formally retained by CONSOL on January 25, 2008. Please see “Certain Effects of the Offer—Fees and Expenses” beginning on page 75 for additional information on FBR’s compensation arrangements. In the first half of January, CONSOL retained Wachtell, Lipton, Rosen & Katz and Buchanan Ingersoll & Rooney PC as its legal advisors to assist in the evaluation of whether CONSOL should consider acquiring the shares of CNX Gas that it did not currently own.

In early January, 2008, Mr. Harvey contacted Mr. Whitmire again to discuss the possibility that CONSOL might consider making an offer to acquire the shares of CNX Gas that it did not currently own and discussed the rationale for such a transaction. On January 15, 2008, Mr. Harvey and Mr. Whitmire decided to schedule a concurrent meeting of the finance committee of the CONSOL board of directors and the CONSOL board of directors on January 25, 2008 so that the board could discuss whether CONSOL should make an offer to acquire the shares of CNX Gas that it did not currently own. On January 16, 2008, Mr. Harvey and Mr. Whitmire agreed that Mr. Harvey should contact other directors of CONSOL (including those CONSOL Directors who were also directors of CNX Gas) to discuss this possibility and between January 21-25, 2008, Mr. Harvey had these discussions with several directors of CONSOL. Materials were sent to all of the directors by management of the Company and FBR on January 21, 2008 to provide the directors with information in advance of the meeting scheduled for January 25, 2008, to assist in their deliberations. A follow-up meeting of the CONSOL board of directors was also tentatively scheduled for January 28, 2008.

In mid January 2008, Mr. Harvey generally discussed with Mr. DeIuliis the logistics of an integration of CNX Gas into CONSOL with respect to employees and operations.

On January 21, 2008, Mr. Harvey held a meeting with his direct reports and Mr. Hyita (Chief Operating Officer—Coal), as well as Mr. DeIuliis and indicated that CONSOL senior management intended to make a presentation to the board of directors of CONSOL on January 25 regarding the possibility of CONSOL acquiring the shares of CNX Gas that it did not already own and discussed the rationale for such a transaction. Mr. Harvey indicated that CONSOL, together with its legal and financial advisors, was still considering different alternatives for structuring such a transaction, including considering the form and amount of consideration that would be offered in any such transaction, and noted that any such transaction would require the approval of the CONSOL board before it could proceed.

Following this meeting, later on January 21, 2008, Mr. DeIuliis, at Mr. Harvey’s request, telephoned Mr. Baxter, the Chairman of the board and an independent director of CNX Gas, and raised the possibility that CONSOL would make an offer to acquire the shares of CNX Gas that it did not own and that CONSOL had scheduled a board of directors meeting to discuss such a potential transaction later that week. In response, Mr. Baxter asked if there had been any indication of how CNX Gas stock options would be treated in any such transaction and noted that it did not appear to be a great time to pursue such a transaction. Mr. DeIuliis indicated that he understood that no decision had yet been made by the CONSOL board to proceed with such a transaction but that he would have Mr. Harvey contact Mr. Baxter. Later that day, Mr. Harvey contacted Mr. Baxter and explained the rationale for the transaction from a CONSOL perspective and answered some of Mr. Baxter’s questions, noting that the CONSOL board of directors had not authorized CONSOL management to proceed with any such transaction as of that date. Mr. Harvey indicated that if the decision were made to proceed with such a transaction and if the CNX Gas board of directors (of which Mr. Harvey is a member) requested that a special committee of independent directors be formed to evaluate any offer that CONSOL made, Mr. Baxter would be asked to serve on such a special committee. Mr. Baxter said that he would need to think about it but that he would at least be willing to consider being a member of such a special committee.

Also on January 21, 2008, Mr. Harvey contacted John R. Pipski, the other independent director on the CNX Gas board of directors, to discuss the possibility that CONSOL would make an offer to acquire the shares of CNX Gas that it did not own and that CONSOL had scheduled a board of directors meeting to discuss such a potential transaction later that week. Mr. Pipski indicated that he understood that this was always a possibility and asked what the CNX Gas board needed to do. In response, Mr. Harvey noted that if the decision were made to proceed with such a transaction and if the CNX Board requested that a special committee of independent directors be formed to evaluate any offer that CONSOL made, Mr. Pipski would be asked to serve on such a special committee. Mr. Pipski expressed a willingness to serve on such a special committee.

Later on January 21, 2008, Mr. DeIuliis telephoned Mr. Harvey to discuss the potential transaction generally, as well as to discuss certain executive compensation arrangements such as the treatment of outstanding CNX Gas stock options and other CNX Gas stock- and performance-based awards. Mr. Harvey indicated that, since no decision had been made by the CONSOL board to proceed with any transaction, it was not appropriate to discuss specific compensation arrangements at this time. Mr. DeIuliis suggested that the CNX Gas general counsel contact his counterpart at CONSOL in order to try to advance the discussion. Subsequent to this discussion, the CNX Gas general counsel contacted the CONSOL general counsel to discuss various ways in which equity compensation awards and severance arrangements could be handled if a transaction were to proceed.

On January 23, 2008, Mr. Harvey and Mr. DeIuliis met, together with other members of the CONSOL senior management, to discuss further CNX Gas equity compensation arrangements and severance issues. Members of CONSOL senior management had additional discussions with Mr. DeIuliis later that day to discuss equity compensation and severance matters. At these meetings, Mr. DeIuliis indicated his rationale for handling the equity compensation as well as the performance awards for the CNX Gas management team. In addition, the CNX Gas general counsel had discussions with the CONSOL senior counsel to attempt to address potential disclosure issues should a transaction be authorized by the CONSOL board of directors.

On January 24, 2008, in preparation for the CONSOL joint finance committee and board meeting scheduled for January 25, 2008, members of senior management of CONSOL met with its legal counsel, Wachtell, Lipton,

Rosen & Katz, to discuss management’s recommendation for the board and to analyze the various structures and approaches that could be used should the decision from the CONSOL board be made to proceed with a transaction. At this meeting, the preparation of drafts of various documents that would be needed should the board approve the transaction was also discussed. Members of CONSOL senior management had similar meetings with FBR on January 24 and 25, 2008.

On January 25, 2008, a joint meeting of the board of directors of CONSOL and the finance committee of the board was held to review the potential transaction involving CONSOL acquiring the shares of CNX Gas that it did not already own. At the meeting, the board received separate presentations from its financial advisor, FBR, regarding its review of CONSOL, CNX Gas and alternatives for the potential transaction, its legal advisor regarding various legal requirements for the transaction and alternatives structures that could be used to make an offer directly to the stockholders of CNX Gas, and from CONSOL management regarding their recommendation that the CONSOL board authorize management to pursue the acquisition of all of the shares of CNX Gas not owned by CONSOL in a stock-for-stock exchange offer that had an irrevocable majority of the minority tender condition and other market terms to be followed promptly by a short-form merger at the same value offered in the offer, which structure would provide for appraisal rights under Delaware law. At this board meeting, the board confirmed that the shares that CONSOL beneficially owned in CNX Gas were not for sale. The board of directors requested additional information and deferred any action on management’s recommendation to the next meeting that was scheduled for January 28, 2008. Management indicated that if the CONSOL board authorized the transaction, the proposed exchange ratio and amount of the relative premium would be determined after the close of the trading on the New York Stock Exchange on January 28, 2008.

Following the board meeting on January 25, 2008, the CNX Gas general counsel and the CONSOL senior counsel discussed the various documents and timing that would be utilized if CONSOL determined to proceed with an exchange offer for the shares of CNX Gas that it did not already own.

On January 24, 25 and 26, 2008, CONSOL senior management, together with its legal and financial advisors, prepared additional materials to circulate to the CONSOL board prior to its meeting on January 28, 2008 and circulated drafts of various documents and filings that would be used if the CONSOL board authorized management to proceed with an offer.

On January 28, 2008, in preparation for the CONSOL board meeting scheduled for later that day, members of senior management of CONSOL had separate meetings with FBR and with CONSOL’s legal counsel to discuss, among other matters, management’s recommendation to the CONSOL board, the contemplated exchange ratio and the appropriate premium to offer to the CNX Gas stockholders, strategies for the meeting of the CNX Gas board of directors scheduled for later that day, and various strategies and tactics that could be used with the CNX Gas stockholders should the CONSOL board decide to proceed with a transaction.

In the early afternoon on January 28, 2008, the general counsel of CNX Gas was presented with the form of resolutions for formation of a special committee of directors independent of CONSOL that the CONSOL directors who were on the CNX board intended to ask to be adopted by the CNX Gas board of directors at a meeting scheduled for later that day, if the CONSOL board of directors authorized the management of CONSOL to proceed with a transaction to acquire the shares of CNX common stock that CONSOL did not already own.

On January 28, 2008, the CONSOL board of directors met to consider whether to authorize management to pursue an offer to acquire all of the shares of CNX Gas that CONSOL did not already own and received presentations from CONSOL management and separate presentations from CONSOL’s legal and financial advisors. Informed in part by presentations from FBR, the CONSOL management indicated to the board that they believed that the original sale of a portion of CNX Gas to the public had served to unlock the value of CONSOL’s interest in CNX Gas as financial markets had not previously properly valued the gas assets or operations of CONSOL. In this regard, the board was advised that CNX Gas has enhanced its visibility and transparency, established its value in the financial markets, generated earnings and demonstrated management focus on its growth and operations, developed strategic plans for developing both coal bed methane and other gas reserves, established an independent capital methodology and separate borrowing capacity to support internal capital investment with respect to development of gas reserves. The board also understood that CONSOL would have to offer a premium to CNX Gas stockholders despite CONSOL already having control of CNX Gas. The board was also advised that CONSOL management recognizes and has a plan for minimizing the possible absorption cost from losing the market visibility associated with having two independent companies and a public valuation marker for the gas business but recognized that there was a significant possibility that in the future the public markets might not adequately reflect the value of CNX Gas in the market valuation of CONSOL. The board was also advised of expected cost savings and possible synergies. Following discussion among the members of the CONSOL board, and based upon CONSOL management’s recommendation, the CONSOL board determined that the offer would not be conditioned upon a recommendation from a special committee of the CNX Gas board of directors but would be made directly to the CNX Gas stockholders. The Consol board was aware that such an offer would only be successful if a majority of the outstanding shares of CNX Gas common stock not owned by CONSOL were tendered into the offer, without regard to any shares of CNX Gas that are owned by the directors or management of either CONSOL or CNX Gas and that such a condition was irrevocable. Based upon the closing prices of both CONSOL and CNX Gas on the New York Stock Exchange on January 28, 2008, CONSOL management recommended an exchange ratio of 0.4425 of a share of CONSOL common stock for each share of CNX Gas common stock that was intended to meet the CONSOL board’s objectives regarding the appropriate premium to offer to the CNX Gas stockholders. Following the presentations by management and CONSOL’s legal and financial advisors, the board adopted resolutions authorized management to proceed with the proposed transaction. Please see “—Key Factors Considered by CONSOL in Pursuing the Offer” beginning on page 42 for additional information considered by the board of directors of CONSOL in authorizing management to pursue the offer and subsequent merger. During this meeting, FBR delivered an oral opinion to the CONSOL board of directors with respect to the fairness to CONSOL, from a financial point of view, of the exchange ratio in connection with the offer and subsequent merger. This oral opinion was subsequently confirmed in a written opinion dated February 11, 2008, a copy of which is included as Annex D to this exchange offer.

On January 28, 2008, following the completion of the meeting of the CONSOL board of directors, the following letter was sent to the board of directors of CNX Gas:

January 28, 2008

The Board of Directors

CNX Gas Corporation

5 Penn Center West, Suite 401

Pittsburgh, Pennsylvania 15276

Gentlemen:

This letter is being written on behalf of CONSOL Energy Inc. (“CONSOL”) to confirm our intention to make an offer to acquire all of the outstanding shares of CNX Gas Corporation (“CNX Gas”) that CONSOL does not already own. It has become clear to CONSOL that the best interests of CONSOL’s stockholders would be served by acquiring the approximately 27,642,000 million CNX Gas shares that CONSOL does not already own through its wholly-owned subsidiary, Consolidation Coal Company. Having reviewed the current environment and prospects for energy companies, we are of the view that our respective businesses should be combined in a manner that will yield significant cost and operational efficiencies and that the current public CNX Gas stockholders should be provided with an opportunity to retain a continuing equity interest in the combined company at a premium valuation with greater liquidity than is currently available to them as CNX Gas stockholders, in a transaction that is intended to be tax-free to such stockholders.

Consequently, our Board of Directors has authorized us to make an exchange offer pursuant to which all of the stockholders of CNX Gas (other than CONSOL) will be offered 0.4425 of a share of CONSOL common stock in exchange for each outstanding share of CNX Gas common stock they own. Based upon the closing stock prices of CONSOL and CNX Gas today, our offer represents a value of approximately $33.70 per share of CNX Gas common stock and a 12% premium over today’s closing price of CNX Gas common stock. We are in the process of preparing the necessary documentation to file our exchange offer and related documentation with the Securities and Exchange Commission and intend to launch our offer in the coming days.

CONSOL’s offer is being made directly to the CNX Gas stockholders and is not conditioned upon any requirement for recommendation of our offer by the independent directors of CNX Gas. We believe that our exchange offer will be favorably received by the public stockholders of CNX Gas due to the premium to CNX Gas’ current market price, the attractiveness of CONSOL common stock, the opportunity for greater liquidity and the ability to participate in the expected payment of CONSOL dividends not currently afforded to them as CNX Gas stockholders. Furthermore, CNX Gas stockholders, through their ownership of CONSOL common stock, will continue to participate in the benefits that accrue from CNX Gas’ business as well as those from CONSOL. For the absence of doubt, let me state unequivocally that CONSOL has no interest in selling or otherwise divesting itself of the shares of CNX Gas that it currently owns.

Our exchange offer will be conditioned upon, among other things, the tender of a majority of the outstanding shares of CNX Gas common stock not owned by CONSOL, without regard to any shares of CNX Gas that are owned by the directors or management of either CONSOL or CNX Gas. This condition will be irrevocable. Our exchange offer will also be subject to other customary terms and conditions. Assuming that the conditions to our exchange offer are satisfied and that the offer is completed, consistent with the requirements of Delaware law, CONSOL intends to effect a “short form” merger of CNX Gas with a subsidiary of CONSOL promptly thereafter. In this subsequent merger, the remaining CNX Gas public stockholders will be entitled to receive the same consideration as is paid in the exchange offer. Under Delaware law, appraisal rights will also be available to the former stockholders of CNX Gas as a result of the merger. Let me assure you that CONSOL does not intend to take any retributive action should its exchange offer be unsuccessful.

At your CNX Gas board meeting to be held today, we will respectfully request that the Board of Directors of CNX Gas appoint a special committee of independent directors for the sole purpose of providing the recommendation with respect to CONSOL’s exchange offer that is required of CNX Gas under the federal securities laws. As indicated above, our exchange offer will not be conditioned upon a favorable recommendation from the independent directors.

Enclosed is a draft of the press release that we intend to issue tomorrow morning. We have been advised by our outside counsel that we will be required to file publicly this letter, as well as the press release and related documents, with the Securities and Exchange Commission, which we intend to do tomorrow morning.

Please do not hesitate to contact me with any questions you may have.

Very truly yours,

CONSOL Energy Inc.

By:	/s/ J. Brett Harvey
J. Brett Harvey President and Chief Executive Officer

A meeting of the board of directors of CNX Gas was held on the evening of January 28, 2008. At this meeting, Mr. Harvey, who is a member of the CNX Gas Board, presented a form of resolution that called for the formation of a special committee of directors independent of CONSOL to evaluate the offer to be made by

CONSOL on behalf of the CNX Gas stockholders unaffiliated with CONSOL. At this meeting, the independent directors of CNX Gas requested that the resolution be broadened to give the special committee the broadest authority possible under Delaware law. The request from the special committee was rejected by the CNX Gas board members affiliated with CONSOL. Subsequently, resolutions were adopted by the CNX Gas board of directors that provided for the formation of a special committee of directors independent of CONSOL to evaluate the offer to be made by CONSOL on behalf of the CNX Gas stockholders unaffiliated with CONSOL and to make a recommendation to such holders as to whether they should tender their shares to CONSOL in any such offer. Such resolutions also provided that the special committee could retain its own advisors and provided for additional indemnification arrangements for the members of the special committee. The CNX Gas board of directors was advised by Mr. Harvey that CONSOL’s offer would not be conditioned upon the receipt of a favorable recommendation from the special committee.

On January 29, 2008, CONSOL issued a press release which included the following:

CONSOL Energy To Offer To Acquire Remaining Shares of CNX Gas

PITTSBURGH, Jan 29, 2008 — CONSOL Energy Inc. (NYSE: CNX) intends to offer to acquire all of the outstanding shares of CNX Gas Corporation (NYSE: CXG) that it does not currently own in a stock-for- stock transaction. CONSOL Energy currently owns approximately 81.7 percent of the approximately 151 million shares of CNX Gas common stock outstanding. CONSOL Energy will offer CNX Gas stockholders 0.4425 shares of CONSOL Energy common stock for each outstanding share of CNX Gas common stock that CONSOL Energy does not own, the equivalent of $33.70 per share for CNX Gas common stock, or a 12 percent premium based upon the closing stock price of CNX Gas on January 28, 2008. The transaction is valued at approximately $932 million.

CONSOL Energy’s offer will be made directly to the CNX Gas stockholders and will not be conditioned upon any requirement for recommendation of its offer by the independent directors of CNX Gas. The CONSOL Energy exchange offer will be conditioned upon, among other things, the tender of a majority of the outstanding shares of CNX Gas common stock not owned by CONSOL Energy, without regard to any shares of CNX Gas that are owned by the directors or management of either CONSOL Energy or CNX Gas. This condition will be irrevocable. The exchange offer will also be subject to other customary terms and conditions and is intended to be tax-free to the shareholders of CNX Gas.

Assuming that the conditions to CONSOL Energy’s exchange offer are satisfied and that the offer is completed, consistent with the requirements of Delaware law, CONSOL Energy intends to effect a “short form” merger of CNX Gas with a subsidiary of CONSOL Energy promptly thereafter. In this subsequent merger, the remaining CNX Gas public stockholders will be entitled to receive the same consideration as is paid in the exchange offer. Under Delaware law, appraisal rights will also be available to the former stockholders of CNX Gas as a result of the merger. CONSOL Energy does not intend to take any retributive action should its exchange offer be unsuccessful.

“We have always believed that a diversified energy portfolio of coal and gas, which combined account for two-thirds of fuel for U.S. electricity generation, is a winning combination,” said J. Brett Harvey, president and chief executive officer. “The acquisition of the remaining outstanding shares of CNX Gas will give us the greatest flexibility in the access, allocation and utilization of our capital in growing that diversified portfolio.”

Harvey said a number of factors have changed since CNX Gas went public. “Two years ago, financial markets did not understand or properly value the gas assets and operations of CONSOL Energy,” Harvey said. “In the two years since we established CNX Gas as a public company, its visibility and transparency have improved, and financial markets appear to have a greater appreciation for its value, as evidenced by the significant growth in the market value of CNX Gas.”

Harvey went on to explain that as the majority owner of CNX Gas, CONSOL Energy had to make a decision regarding the gas company’s future. CONSOL Energy concluded that it has no interest in selling or otherwise divesting itself of the shares of CNX Gas that it currently owns. “We chose to stick to our strategy of energy asset diversification, and hence to offer to re-acquire the remaining shares of the gas company.”

Harvey also said that energy markets over the next ten years will be affected increasingly by public policy issues, both in the United States and globally. “It is becoming increasingly apparent,” he said, “that carbon constraints will become a part of energy regulation in the United States. Such constraints pose challenges for all fossil fuels, but would affect gas to a lesser extent than coal or petroleum.”

Harvey said neither the United States nor the world will turn its back on coal because the energy produced from coal is vital to raising the prosperity of people around the world. “But substantially reducing carbon dioxide emissions produced when coal is consumed will become an essential predicate to its continued use,” he argued. “From the CONSOL Energy stockholders’ perspective, increasing the portion of gas in our energy portfolio is a prudent step to manage the risk associated with carbon controls, because with its lower emissions, gas will become more valuable in the near term.”

Harvey added, however, that CONSOL Energy expects its coal portfolio to perform well during the transition period when the impacts of carbon constraints begin to be felt. “Coal will not be eliminated from the U.S. energy mix because we need the energy,” he said. “But there could be some winnowing of coal producers if carbon constraints shrink the market for coal in the short run. Most of our major mining operations are well capitalized and have a substantial reserve base. Existing coal mines with that type of profile will do very well.”

Harvey said the integration of CNX Gas into CONSOL Energy is expected to result in cost savings and certain business synergies. “We expect there to be a significant reduction in administrative costs, particularly those imposed on any public enterprise for compliance and reporting,” he said.

Harvey said CONSOL Energy is in the process of preparing the necessary documentation to file its exchange offer and related documentation with the Securities and Exchange Commission. “We intend to launch our offer in the coming days and expect to complete this transaction in the first half of 2008,” he concluded.

CONSOL Energy Inc., a high-Btu bituminous coal and coal bed methane company, is a member of the Standard & Poor’s 500 Equity Index and has annual revenues of $3.7 billion. It has 17 bituminous coal mining complexes in six states and reports proven and probable coal reserves of 4.5 billion tons. CONSOL Energy was named one of America’s most admired companies in 2005 by Fortune magazine. It received the U.S. Department of the Interior’s Office of Surface Mining National Award for Excellence in Surface Mining for the company’s innovative reclamation practices in 2002, 2003 and 2004. Also in 2003, the company was listed in Information Week magazine’s “Information Week 500” list for its information technology operations. In 2002, the company received a U.S. Environmental Protection Agency Climate Protection Award. Additional information about the company can be found at its web site: www.consolenergy.com.

CNX GAS CORPORATION is an independent natural gas exploration, development, production and gathering company operating in the Appalachian and Illinois basins of the United States. CONSOL Energy currently owns approximately 81.7 percent of the approximately 151 million shares of CNX Gas common stock outstanding.

Later on January 29, 2008, CNX Gas issued a press release which included the following:

CNX Gas Forms Special Committee to Consider CONSOL Energy Proposal

PITTSBURGH, Pennsylvania, January 29, 2008 — CNX Gas Corporation (NYSE: CXG) said that in response to CONSOL Energy Inc.’s announcement today that CONSOL Energy plans to commence an exchange offer for all outstanding shares of CNX Gas common stock not owned by Consolidation Coal Company, a wholly-owned subsidiary of CONSOL Energy, CNX Gas’ Board of Directors has formed a special committee of independent directors, consisting of Philip W. Baxter and John R. Pipski, to evaluate the offer.

If CONSOL Energy does commence the exchange offer, then within 10 business days following such commencement CNX Gas will advise its stockholders of its position regarding the exchange offer as determined by the special committee. CNX Gas requests its stockholders to defer making a determination whether to accept or reject the exchange offer until they have been advised of the position of the CNX Gas special committee with respect to the exchange offer.

The special committee has retained Skadden, Arps, Slate, Meagher & Flom LLP as its legal counsel and UBS Investment Bank as its exclusive financial adviser to assist in its consideration of the proposal.

After the issuance of these two press releases, CONSOL and CNX Gas issued separate press releases announcing their respective fiscal 2007 earnings and each held a conference call with their stockholders and analysts.

Following the announcement of the proposed offer by CONSOL on January 29, 2008, members of CONSOL senior management have discussed the proposed offer with a number of holders of CNX Gas common stock as well as holders of CONSOL common stock.

Since the proposed offer was announced, Mr. Harvey and Mr. DeIuliis, together with other members of CONSOL senior management, have discussed the treatment of stock and performance based awards as well as severance plans in the context of the proposed offer. In addition, since the proposed offer was announced, members of the senior management teams of CONSOL and CNX Gas have had a number of discussions regarding the information required to be disclosed in connection with the offer.

The year-end results of operations and financial performance of CONSOL were presented to the CONSOL board at its regularly scheduled meeting on February 18, 2008. CONSOL and CNX Gas filed their Annual Reports on Form 10-K for the year ended December 31, 2007 (“10-K”) with the Securities and Exchange Commission on February 19, 2008 and February 15, 2008, respectively. CONSOL announced on January 30, 2008 that its board of directors declared a quarterly dividend of $0.10 per share payable on February 22, 2008 to holders of record of CONSOL common stock on February 7, 2008.

The Audit Committee of the board of directors of CONSOL decided on February 19, 2008 to replace PricewaterhouseCoopers LLP with Ernst & Young LLP as its independent registered public accounting firm effective immediately.

On February 20, 2008, CNX Gas announced that its Senior Vice President and Chief Financial Officer, Mark D. Gibbons, left CNX Gas following the completion of year-end reports and the subsequent filing of CNX Gas’ 10-K. At present, no successor has been named and William J. Lyons, a current director of CNX Gas and Chief Financial Officer of CONSOL, will perform the function of principal financial officer and principal accounting officer of CNX Gas on an interim basis.

The Audit Committee of the board of directors of CNX Gas decided on February 25, 2008 to replace PricewaterhouseCoopers LLP with Ernst & Young LLP as its independent registered public accounting firm effective immediately.

Key Factors Considered by CONSOL in Pursuing the Offer

A number of developments, opportunities and potential outcomes were considered in CONSOL’s decision to undertake the offer at the present time. Some of the key factors considered are as follows:

•

our board of directors’ familiarity with the business, operations, properties, assets, financial condition, business strategy, and prospects of CONSOL and CNX Gas, the nature of the coal and natural gas industries and the energy industry in general, industry trends, safety regulations, the regulatory and legislative environment relevant to the industries in which CONSOL and CNX Gas operate, and global and national economic and market conditions, both on a historical and on a prospective basis;

•

the potential impact of greenhouse gas regulations on each of CONSOL and CNX Gas and the potential benefits to CONSOL and CONSOL stockholders if CONSOL were to acquire the shares of CNX Gas it did not currently own;

•

our board of directors’ belief, informed in part by presentations from management and from FBR, that the offer and merger is more favorable to investors than the potential value that could be expected to be generated from the various other strategic alternatives available with respect to CONSOL’s interest in CNX Gas, including the alternatives of maintaining CNX Gas’ status as a partially publicly-held independent company and pursuing the current strategic plan and divesting itself of all or part of its interest in CNX Gas, taking into account the potential benefits, risks and uncertainties associated with those alternatives;

•

the potential dilution to CONSOL stockholders from engaging in the offer and the merger and paying the associated premium and transaction and legal fees and the fact that the amount of dilution was directly related to the exchange ratio offered to the holders of CNX Gas common stock;

•

our board of directors’ belief, informed in part by presentations from management and FBR, that changed economic, regulatory and environmental factors provide a rationale for re-acquiring the outstanding shares of CNX Gas not owned by CONSOL as part of CONSOL’s strategy of energy asset diversification, lowering CONSOL’s risk profile in the face of expected greenhouse gas and other coal-related legislation and carbon controls, providing a natural strategic hedge with respect to such developments and greater flexibility in the access, allocation and utilization of capital in growing CONSOL’s diversified energy portfolio;

•

the potential impact from new mine safety regulations that are expected to require greater coordination and cooperation between mining operations of CONSOL and the gas operations of CNX Gas and the benefits that could be achieved by combining the two company’s operations;

•

that while management has a plan for minimizing the risks associated with losing the market visibility associated with having two independent companies and a public valuation marker for the gas business, there is a significant possibility that in the future the public markets might not adequately reflect the value of CNX Gas in the market valuation of CONSOL;

•

the historical trading prices of CONSOL and CNX Gas common stock, including the fact that the exchange ratio of 0.4425 shares of CONSOL common stock for each outstanding share of CNX Gas common stock that CONSOL does not own represents a premium of approximately 12% based upon closing stock prices on January 28, 2008, the last full trading day before the announcement of CONSOL’s intention to commence the offer, and a premium of approximately 1.5% over the pre-announcement all-time high CNX Gas closing price of $33.19 reached on November 6, 2007;

•

the financial presentations of FBR, including its oral opinion delivered on January 28, 2008, subsequently confirmed in writing, to our board of directors that, as of the date of the opinion and subject to the various assumptions, qualifications and limitations set forth therein, the exchange ratio in connection with the offer and the subsequent merger is fair, from a financial point of view, to CONSOL, as more fully described below in “Opinion of CONSOL’s Financial Advisor”;

•

that the offer and merger are structured as a stock-for-stock transaction, intended to be tax-free to CNX Gas stockholders, permitting such stockholders to obtain dividends on the same basis as existing CONSOL stockholders and retain a continuing equity interest in the combined company and participate in any possible future earnings and growth, and that CNX Gas stockholders will benefit from increased liquidity by virtue of owning CONSOL common stock. The board noted that CONSOL remains uninterested and unwilling to sell its shares of CNX Gas common stock to a third party or otherwise divesting itself of such shares;

•

Management’s view that CNX Gas lacks the size and borrowing capacity to pursue major growth through acquisitions but a combined coal and gas company will provide the scope and scale to execute large coal or gas acquisitions and increases the capacity for such transactions;

•

our board of directors’ belief that unifying the capital structures of CONSOL and CNX Gas will eliminate complexity, facilitate the alignment of business strategies and deployment of consolidated financial resources, and increase liquidity to investors;

•

the opportunity to achieve possible cost reductions and organizational efficiencies and capture additional value chain synergies in various areas, including management, human resources, accounting, finance, supply chain management, and Fairmont Supply, from combining CNX Gas and CONSOL, including benefits from incorporating CNX Gas employees into the CONSOL talent pool and alleviating management burdens associated with CNX Gas’ status as a public company. The board noted that administrative synergies are estimated by CONSOL management to be at least $5 million a year;

•

that CNX Gas stockholders who do not tender into the offer will have appraisal rights in connection with the merger, as more fully described below in “The Offer — Purpose of the Offer; the Merger — Appraisal Rights” beginning on page 59; and

•

the terms of the offer, which is structured to be non-coercive to CNX Gas stockholders and includes an irrevocable and non-waivable condition that a majority of the outstanding shares of CNX Gas common stock not owned by CONSOL be tendered into the offer, without regard to any shares of CNX Gas that are owned by the directors or executive officers of either CONSOL or CNX Gas and is being made directly to the CNX Gas stockholders without being conditioned upon any requirement that the independent directors of CNX Gas recommend the offer. The board also noted that CONSOL intends to effect a “short-form” merger of CNX Gas with a subsidiary of CONSOL promptly after the offer is consummated and all conditions are satisfied and that the consideration to be paid to CNX Gas stockholders in the merger would be calculated in accordance with the same exchange ratio used in the offer.

Our board of directors was aware of and considered the interests of certain executive officers and directors of CONSOL may have with respect to the offer in addition to their interests as stockholders, as described in the section below entitled “Interests of Certain Persons in the Offer and Subsequent Merger” beginning on page 76.

The foregoing discussion summarizes the material factors considered by the CONSOL board of directors in its consideration of the offer and the subsequent merger. In view of the wide variety of factors considered by the board of directors, the amount of information considered and the complexity of these matters, the board of directors did not find it practicable to, and did not attempt to, rank, quantify, make specific assignments of, or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the board of directors gave different weights to different factors. Our board of directors considered these factors as a whole, and in their totality considered them to be favorable to, and to support, its determination.

Financial Impact of the Offer on CONSOL

The consummation of the offer and the subsequent merger would not have a significant impact on our financial condition. As part of the offer and the subsequent merger CONSOL would issue up to 12,234,253 shares of common stock (or, if all CNX Gas stock options vest and are exercised, up to a maximum of 12,924,775 shares of CONSOL common stock would be issued). The acquisition of CNX Gas is not expected to be material to CONSOL’s earnings per share other than any applicable non-recurring charges that may be required upon completion of the proposed transaction. CONSOL expects to realize synergies and cost reductions from the proposed transaction.

Opinion of CONSOL’s Financial Advisor

At the meeting of CONSOL’s board of directors on January 28, 2008, Friedman, Billings, Ramsey & Co., Inc. delivered its oral opinion with respect to the fairness, from a financial point of view, to CONSOL of the exchange ratio in connection with the offer and the subsequent merger. This was subsequently confirmed in a written opinion dated February 11, 2008.

The full text of the written opinion of FBR which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included as Annex D to this exchange offer.

Under the terms of FBR’s engagement, CONSOL agreed to pay FBR a fee for rendering its opinion in connection with the offer. FBR also has a specific incentive for the offer and subsequent merger to be successful, as it will earn an additional fee contingent upon the consummation of the offer and subsequent merger. See “Certain Effects of the Merger—Fees and Expenses” beginning on page 75.

ADDITIONAL FACTORS FOR CONSIDERATION BY CNX GAS STOCKHOLDERS

In deciding whether or not to tender your shares of CNX Gas common stock, you should consider the factors set forth under “Risk Factors” beginning on page 15 and the other factors set forth in this prospectus. While we believe the offer should be attractive to you as a CNX Gas stockholder, you should also consider the following matters:

•

As a stockholder of CONSOL, your interest in the performance and prospects of CNX Gas would only be indirect and in proportion to your share ownership in CONSOL. You therefore may not realize the same financial benefits of future appreciation in the value of CNX Gas, if any, that you may realize if the offer and the merger were not completed and you remain a CNX Gas stockholder.

•

An investment in a company of CNX Gas’ size may be associated with greater risk and a greater potential for gain than an investment in a much larger company like CONSOL (other than the irrevocable and non-waivable condition that a majority of the outstanding shares of CNX Gas common stock not owned by CONSOL be tendered into the offer, without regard to any shares of CNX Gas owned by the directors or executive officers of either CONSOL or CNX Gas).

•	Since this is an exchange offer, CONSOL controls the conditions, timing and price of the offer, and has reserved the right to unilaterally modify any of the terms of the offer.

•

The exchange ratio reflects a value per share of CNX Gas common stock above the closing price of CNX Gas common stock on January 19, 2006, immediately after its first day of public trading, of $21.78 and above the highest trading price at which shares of CNX Gas common stock have traded prior to announcement of the offer, $33.20, which was reached on November 6, 2007.

•

As a stockholder of CONSOL you will become entitled to receive dividends, which we expect to pay at our current annual rate of $0.40 per share. CNX Gas does not currently pay a dividend with respect to its shares and has stated that it plans to retain all future earnings for the development of its business.

FINANCIAL FORECASTS

CNX Gas Forecasts

CNX Gas does not as a matter of course make public any financial projections as to future performance or earnings, and the projections set forth below are included in this prospectus only because this information was obtained by CONSOL from CNX Gas in accordance with the Master Separation Agreement with CNX Gas in connection with CONSOL’s long-range planning for the years ending December 31, 2008 through 2017. These projections which were prepared by and are the responsibility of CNX Gas’ management, were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections, which do not reflect the proposed transaction (including the acquisition of the remaining 18.3% of CNX Gas and the impact of purchasing accounting adjustments), were substantially completed during the third quarter of 2007 and were furnished to CONSOL in final form on December 10, 2007. The projections do not purport to present operations or financial condition in accordance with accounting principles generally accepted in the U.S., and that PricewaterhouseCoopers LLP, CNX Gas’ independent auditors have not examined, compiled nor performed any procedures with respect to the projections and, accordingly PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto nor assume any responsibility for them. The PricewaterhouseCoopers LLP report included in this offering document relates to the CNX Gas’ historical financial information. It does not extend to the projections and should not be read to do so. CNX Gas’ internal financial forecasts (upon which the projections provided to CONSOL were based) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. It is also CONSOL’s belief that the projections reflect numerous assumptions made by management of CNX Gas with respect to industry performance, general business, economic, market and financial conditions and other matters, including prices of oil and gas and success of exploration and production activities, all of which are difficult to predict, many of which are beyond CNX Gas’ control. Accordingly, there can be no assurance that the assumptions made at the time the projections were prepared will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. For example, since CONSOL’s long range plan was prepared, several material events have occurred which were not taken into account in the preparation of these forecasts: the continued idling of the Buchanan mine and significant changes in electricity, oil and gas markets. The inclusion of the projections herein should not be regarded as an indication that any of CONSOL or CNX Gas or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and we caution you that the projections should not be relied upon as such or to make a decision regarding the offer.

For calendar years 2008 though 2017, the projections reflect (i) CNX Gas revenues of $670 million, $828 million, $952 million, $1,048 million, $1,075 million $1,101 million, $1,141 million, $1,209 million, $1,293 million and $1,357 million, respectively, and (ii) CNX Gas earnings before interest and taxes of $302 million, $395 million, $450 million, $484 million, $485 million, $525 million, $561 million, $615 million, $678 million and $732 million, respectively. For calendar years 2008 through 2017, the projections also reflect net income for CNX Gas of $186 million, $243 million, $277 million, $299 million, $305 million, $332 million, $355 million, $388 million, $428 million, and $467 million, respectively.

Neither CONSOL nor any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of CNX Gas or CONSOL compared to the information contained in the projections, and to CONSOL’s knowledge, none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

CONSOL

CONSOL’s common stock is listed on the New York Stock Exchange under the symbol “CNX.” In the following table we present the high and low sales prices per share of CONSOL common stock for the quarterly periods presented below. We also present the quarterly dividends paid during the applicable periods.

	High	Low	Dividends
Year Ended December 31, 2008

Quarter Ended March 31, 2008 (through February 27, 2008)	$84.18	$53.63	$0.10

Year Ended December 31, 2007

Quarter Ended March 31, 2007	$39.90	$29.15	$0.07

Quarter Ended June 30, 2007	$49.85	$38.37	$0.07

Quarter Ended September 30, 2007	$50.21	$34.37	$0.07

Quarter Ended December 31, 2007	$74.18	$45.04	$0.10

Year Ended December 31, 2006

Quarter Ended March 31, 2006	$37.70	$30.00	$0.07

Quarter Ended June 30, 2006	$49.09	$35.12	$0.07

Quarter Ended September 30, 2006	$48.90	$28.07	$0.07

Quarter Ended December 31, 2006	$38.71	$28.69	$0.07

The closing sale price for the shares of CONSOL’s common stock on January 28, 2008, the last full trading date prior to CONSOL’s announcement of this offer, was $76.16. The closing sale price on                     , 2008, the last trading date prior to the printing of this prospectus for which this information was practicably available, was         . You are urged to obtain current market quotations for CONSOL and CNX Gas common stock.

As of January 31, 2008, there were approximately 182,502,996 shares of CONSOL common stock outstanding. As of January 31, 2008, CONSOL believes there were approximately 209 holders of record of CONSOL’s common stock.

The declaration and payment of dividends by CONSOL is subject to the discretion of CONSOL’s board of directors, and no assurance can be given that CONSOL will pay dividends in the future. CONSOL’s board of directors determines whether dividends will be paid quarterly. The determination to pay dividends depends upon, among other things, general business conditions, CONSOL’s financial results, contractual and legal restrictions regarding the payment of dividends by CONSOL, planned investments by CONSOL and such other factors as the board of directors deems relevant. Our credit facility does not limit our ability to pay cash dividends if (i) we are not in default or potential default under the credit facility, (ii) our leverage ratio is less than 2.5 to 1.0 and (iii) there is more than $100 million of cash or available borrowings under the credit facility. The credit facility does not permit dividend payments if the above conditions are not met after giving effect to any proposed dividend. There were no defaults in the year ended December 31, 2007.

The holders of shares of CONSOL common stock receive dividends if and when declared by our board of directors out of legally available funds. From January through September 2007, we paid dividends at an annual rate of $0.28 per share. In August 2007, we amended our dividend policy allowing us to increase the dividend to $0.40 per share on an annualized basis. We currently expect to continue to pay quarterly dividends at this annual rate on a basis consistent with our past practice following completion of the offer and the subsequent merger. However, our board’s declaration and payment of dividends will depend upon business conditions, operating results and our board of directors’ consideration of other relevant factors referenced above. On January 30, 2008, CONSOL declared a quarterly dividend of $0.10 per share payable on February 22, 2008 to holders of record of CONSOL common stock on February 7, 2008. No assurance can be given that we will continue to pay dividends on our common stock at the current annual rate in the future.

CNX Gas

CNX Gas’ common stock is listed on the New York Stock Exchange under the symbol “CXG.” The following table sets forth the high and low sales prices per share of CNX Gas’ common stock for the quarterly periods beginning with the first day shares of CNX Gas common stock were traded on the New York Stock Exchange. CNX Gas has not paid cash dividends since its formation.

	High	Low
Year Ended December 31, 2008

Quarter Ended March 31, 2008 (through February 27, 2008)	$39.53	$26.66

Year Ended December 31, 2007

Quarter Ended March 31, 2007	$28.69	$22.90

Quarter Ended June 30, 2007	$32.69	$27.14

Quarter Ended September 30, 2007	$32.24	$23.47

Quarter Ended December 31, 2007	$33.20	$28.50

Year Ended December 31, 2006

Quarter Ended March 31, 2006	$26.50	$20.13

Quarter Ended June 30, 2006	$32.99	$24.50

Quarter Ended September 30, 2006	$30.10	$21.84

Quarter Ended December 31, 2006	$28.47	$22.12

The closing sale price for the shares of CNX Gas’ common stock on January 28, 2008, the last full trading date prior to the CONSOL’s announcement of this offer, was $30.10. The closing sale price on                     , 2008, the last trading date prior to the printing of this prospectus for which this information was practicably available, was $        . You are urged to obtain current market quotations. As of January 31, 2008, there were 150,916,698 shares of CNX Gas common stock outstanding. Based on information received by us from CNX Gas, there were 7 holders of record of CNX Gas’ common stock as of January 31, 2008.

THE OFFER

We are proposing to acquire all of the outstanding shares of CNX Gas’ common stock that we do not already own. We currently beneficially own 123,268,667 shares of CNX Gas common stock, representing approximately 81.7% of the outstanding shares of CNX Gas’ common stock.

Exchange of Shares of CNX Gas Common Stock

We are offering to exchange 0.4425 of a share of CONSOL common stock for each outstanding share of CNX Gas’ common stock, upon the terms and conditions set forth in this prospectus and the related letter of transmittal. We will not acquire any shares of CNX Gas in the offer unless a majority of the shares owned by stockholders other than CONSOL, its subsidiaries, its directors and executive officers and CNX Gas’ directors and executive officers are validly tendered and not properly withdrawn and a sufficient number of the outstanding shares such that, giving effect to the offer, we own at least 90% of the outstanding shares of CNX Gas common stock. As of January 31, 2008, there were 150,916,698 shares of CNX Gas common stock outstanding. Accordingly, for us to acquire any shares of CNX Gas common stock, stockholders of CNX Gas (other than CONSOL, its subsidiaries, its directors and executive officers and CNX Gas’ directors and executive officers) must, based on this information as to CNX Gas’ outstanding shares, have tendered into the offer, and not withdrawn, as of the expiration of the offer, at least 13,740,750 shares of CNX Gas common stock. These share numbers would change as a result of changes in CNX Gas’ share capitalization, such as through the exercise of outstanding stock options. There are also other conditions to the offer that are described below under “— Conditions of the Offer” beginning on page 61.

If we successfully complete the offer in accordance with its terms, we would then own at least 90% of the outstanding shares of CNX Gas’ common stock and be permitted under Delaware law to effect a “short form” merger of one of our wholly owned subsidiaries with CNX Gas without the approval of CNX Gas’ board or remaining stockholders. We intend to effect a “short form” merger of one of our wholly owned subsidiaries with CNX Gas as soon as practicable after we complete the offer. Each outstanding share of CNX Gas common stock we do not own or acquire in the offer would be converted in the merger into the right to receive 0.4425 of a share of CONSOL common stock and cash instead of fractional shares, the same consideration per share of CNX Gas common stock you would have received if you had tendered your shares into the offer, unless you properly perfect your appraisal rights under Delaware law. See “— Purpose of the Offer; the Merger — Appraisal Rights” described below beginning on page 59. After completion of the merger, CNX Gas will be a wholly owned subsidiary of CONSOL.

When we refer to the expiration of the offer we mean midnight, New York City time, on                     , 2008, unless we extend the period of time for which the offer is open, in which case the offer will expire, and references to the expiration of the offer will mean, the latest time and date on which the offer is open.

You will not receive any fractional shares of CONSOL common stock in the offer or the subsequent merger. Instead of any fractional share, tendering stockholders will receive cash equal to the product of that fractional share, after combining all fractional shares to which you would otherwise be entitled, and the closing price of CONSOL common stock as reported on the New York Stock Exchange on the last trading day before the time that the offer expires.

If you are the record owner of your shares and you tender your shares directly to the exchange agent and depositary, you will not be obligated to pay any charges or expenses of the exchange agent and depositary or any brokerage commissions. If you own your shares through a broker or other nominee, and your broker or nominee tenders the shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Except as otherwise provided in the letter of transmittal, CONSOL will pay (or cause to be paid) all stock transfer taxes with respect to the transfer of any shares of CNX Gas common stock pursuant to the offer. If, however, the consideration for any shares of CNX Gas common stock acquired in the offer is to be paid to a person other than the registered holder or holders, the amount of any stock transfer taxes (whether imposed on the registered holder or holders, such other person or otherwise) payable on account of the transfer to such other person must be paid by the person tendering the shares of CNX Gas common stock unless evidence satisfactory to CONSOL of the payment of such taxes, or exemption therefrom, is submitted.

Timing of the Offer

We are commencing the offer on                     , 2008. Our offer is scheduled to expire at midnight, New York City time, on                     , 2008, unless we extend the period of the offer. All references to the expiration of the offer mean the time of expiration, as extended. For more information, see the discussion under “— Extension, Termination and Amendment” immediately below.

Extension, Termination and Amendment

We expressly reserve the right, in our sole discretion, to extend, on one or more occasions the period of time during which the offer remains open, and we can do so by giving oral or written notice of extension to the exchange agent and depositary. If we decide to extend our offer, we will make an announcement to that effect no later than the opening of trading on the New York Stock Exchange, on the business day immediately following the previously scheduled expiration. We are not making any assurances that we will exercise our right to extend our offer. During any extension, all shares of CNX Gas common stock previously tendered and not properly withdrawn will remain deposited with the exchange agent and depositary, subject to your right to withdraw your shares of CNX Gas common stock as described below under “— Procedure for Tendering Shares — Withdrawal Rights” beginning on page 53.

Subject to the SEC’s applicable rules and regulations, we reserve the right, in our sole discretion, to delay, on one or more occasions, our acceptance for exchange of shares of CNX Gas common stock pursuant to our offer. We also reserve the right to terminate our offer and not accept for exchange any shares of CNX Gas common stock, upon the failure of any of the conditions of the offer to be satisfied or, where permissible, waived, or otherwise to amend the offer in any respect (except as described below), by giving oral or written notice of delay, termination or amendment to the exchange agent and depositary and by making a public announcement.

We will follow any extension, delay, termination or amendment, as promptly as practicable, with a public announcement. Subject to applicable law, including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to the stockholders in connection with the offer be promptly sent to stockholders in a manner reasonably designed to inform stockholders of the change, and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release to PR Newswire.

We expressly reserve the right to modify, on one or more occasions, the terms and conditions of the offer, except that we will not modify or waive the minimum condition, the registration statement effectiveness condition or the listing condition.

If we make a material change in the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required under the Exchange Act.

Delivery of CONSOL Common Stock

Upon the terms and subject to the conditions of the offer, including, if the offer is extended or amended, the terms and conditions of the extension or amendment, we will accept for exchange shares of CNX GAS common stock validly tendered and not properly withdrawn promptly after the expiration of the offer and will exchange

CONSOL common stock and cash instead of fractional shares for the tendered shares of CNX Gas’ common stock as soon as practicable afterwards. In all cases, exchange of shares of CNX Gas common stock tendered and accepted for exchange pursuant to the offer will be made only if the exchange agent and depositary timely receives (1) certificates for those shares of CNX Gas common stock, or a timely confirmation of a book-entry transfer of those shares of CNX Gas common stock in the exchange agent’s and depositary account at The Depository Trust Company, or DTC, and a properly completed and duly executed letter of transmittal or a duly executed copy thereof, and any other required documents; or (2) a timely confirmation of a book-entry transfer of those shares of CNX Gas common stock in the exchange agent and depositary’s account at DTC, together with an “agent’s message” as described below under “— Procedure for Tendering Shares.”

For purposes of the offer, we will be deemed to have accepted for exchange shares of CNX Gas common stock validly tendered and not properly withdrawn when, as and if we notify the exchange agent and depositary of our acceptance of the tender of those shares of CNX Gas common stock pursuant to the offer. The exchange agent and depositary will deliver shares of CONSOL common stock in exchange for shares of CNX Gas common stock pursuant to the offer and cash instead of a fraction of a share of CONSOL common stock as soon as practicable after receipt of our notice. The exchange agent and depositary will act as agent for tendering CNX Gas stockholders for the purpose of receiving CONSOL common stock and cash to be paid instead of a fraction of a share of CONSOL common stock and transmitting the stock and cash to you. You will not receive any interest on any cash that we pay you, even if there is a delay in making the exchange.

If we do not accept shares of CNX Gas common stock for exchange pursuant to the offer or if certificates are submitted for more shares of CNX Gas common stock than are tendered into the offer, we will return certificates for these unexchanged shares of CNX Gas common stock without expense to the tendering stockholder. If we do not accept shares of CNX Gas common stock for exchange pursuant to the offer, shares of CNX Gas common stock tendered by book-entry transfer into the exchange agent and depositary’s account at DTC pursuant to the procedures set forth below under “— Procedure for Tendering Shares,” will be credited to the account maintained with DTC from which those shares were originally transferred, as soon as practicable following expiration or termination of the offer.

Cash Instead of Fractional Shares of CONSOL Common Stock

We will not issue any fraction of a share of CONSOL common stock pursuant to the offer or the merger. Instead, each tendering stockholder who would otherwise be entitled to a fraction of a share of CONSOL common stock, after combining all fractional shares to which the stockholder would otherwise be entitled, will receive cash in an amount equal to the product obtained by multiplying (1) the fraction of a share of CONSOL common stock to which the holder would otherwise be entitled by (2) the closing price of CONSOL common stock as reported on the New York Stock Exchange on the last trading day before the time that the offer expires.

Procedure for Tendering Shares

For you to validly tender shares of CNX Gas common stock into our offer, you must do one of the following:

•

Deliver certificates for your shares, a properly completed and duly executed letter of transmittal or a duly executed copy thereof, along with any other required documents, to the exchange agent and depositary at one of its addresses set forth on the back cover of this prospectus prior to the expiration of the offer;

•

Arrange for a book-entry transfer of your shares to be made to the exchange agent and depositary’s account at DTC and receipt by the exchange agent and depositary of a confirmation of this transfer prior to the expiration of the offer, and the delivery of a properly completed and duly executed letter of transmittal or a duly executed copy thereof, and any other required documents to the exchange agent at one of its addresses set forth on the back cover of this prospectus prior to the expiration of the offer;

•

Arrange for a book-entry transfer of your shares to the exchange agent and depositary’s account at DTC and receipt by the exchange agent and depositary of confirmation of this transfer, including an “agent’s message,” prior to the expiration of the offer; or

•	the guaranteed delivery procedures described below must be followed.

The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent and depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares of CNX Gas common stock which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce that agreement against the participant.

The exchange agent and depositary will establish an account with respect to the shares of CNX Gas common stock at DTC for purposes of the offer within two business days after the date of the distribution of this prospectus, and any financial institution that is a participant in DTC may make book-entry delivery of the shares of CNX Gas common stock by causing DTC to transfer these shares of CNX Gas common stock into the exchange agent and depositary’s account in accordance with DTC’s procedure for the transfer. For a tender made by transfer of shares of CNX Gas common stock through book-entry delivery at DTC to be valid, the exchange agent and depositary must receive a book-entry confirmation of transfer and either a duly executed letter of transmittal or a duly executed copy thereof, along with any other required documents at one of its addresses set forth on the back cover of this prospectus by the expiration date of the offer, or an agent’s message as part of the book-entry confirmation, or the guaranteed delivery procedures described below must be followed.

Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which shares of CNX Gas common stock are tendered either by a registered holder of shares of CNX Gas common stock who has not completed the box entitled “Special Delivery Instructions” on the letter of transmittal or for the account of an eligible institution. By “eligible institution,” we mean a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association Inc., including the Securities Transfer Agent’s Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Exchange Act.

If the certificates for shares of CNX Gas common stock are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed in the manner described above.

The method of delivery of certificates representing shares of CNX Gas common stock and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent and depositary. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Withdrawal Rights

You may withdraw shares of CNX Gas common stock that you tender pursuant to the offer at any time before the expiration of the offer. After the expiration of the offer, tenders are irrevocable. However, if we have

not accepted tendered shares for exchange by                     , 2008, you may withdraw tendered shares at any time thereafter.

For your withdrawal to be effective, the exchange agent and depositary must receive from you a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this prospectus, and your notice must include your name, address, social security number, the certificate number(s) and the number of shares of CNX Gas common stock to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered those shares of CNX Gas common stock. If shares of CNX Gas common stock have been tendered pursuant to the procedures for book-entry tender discussed above under “— Procedure for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares of CNX Gas common stock and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the exchange agent and depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares of CNX Gas common stock withdrawn must also be furnished to the exchange agent and depositary, as stated above, prior to the physical release of the certificates. We will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, and our decision will be final and binding.

An eligible institution must guarantee all signatures on the notice of withdrawal unless the shares of CNX Gas common stock have been tendered for the account of an eligible institution.

None of CONSOL, the exchange agent and depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any shares of CNX Gas common stock that you properly withdraw will be deemed not to have been validly tendered for purposes of the offer. However, you may retender withdrawn shares of CNX Gas common stock by following one of the procedures discussed above under “— Procedure for Tendering Shares” at any time before the expiration of the offer.

Guaranteed Delivery

If you wish to tender CNX Gas shares pursuant to the offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date or cannot complete the procedure for book-entry transfer on a timely basis, your CNX Gas shares may nevertheless be tendered, so long as all of the following conditions are satisfied:

•	you make your tender by or through an eligible institution;

•

a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by us, is received by the exchange agent as provided below on or prior to the expiration date; and

•

the certificates for all tendered CNX Gas shares (or a confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC as described above), in proper form for transfer, together with a properly completed and duly executed letter of transmittal or a manually signed facsimile with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

You may deliver the notice of guaranteed delivery by hand or transmit it by facsimile transmission or mail to the exchange agent. You must include a guarantee by an eligible institution in the form set forth in that notice.

In all cases, we will exchange CNX Gas shares tendered and accepted for exchange pursuant to our offer only after timely receipt by the exchange agent of certificates for CNX Gas shares, or timely confirmation of a book-entry transfer of those CNX Gas shares into the exchange agent’s account at DTC as described above, a properly completed and duly executed letter of transmittal or a manually signed facsimile thereof, or an agent’s message in connection with a book-entry transfer, and any other required documents.

Effect of a Tender of Shares

By executing a letter of transmittal, you will agree and acknowledge that our acceptance for exchange of shares of CNX Gas common stock you tender in the offer will, without any further action, revoke any prior powers of attorney and proxies that you may have granted in respect of those shares and you will not grant any subsequent proxies and, if any are granted, they will not be deemed effective. We reserve the right to require that, in order for shares of CNX Gas common stock to be validly tendered, we must be able to exercise full voting, consent and other rights with respect to those shares of CNX Gas common stock immediately upon our acceptance of those shares of CNX Gas common stock for exchange.

We will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of CNX Gas common stock, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all tenders of shares of CNX Gas common stock that we determine are not in proper form or the acceptance of or exchange for which may, in the opinion of our counsel, be unlawful. No tender of shares of CNX Gas common stock will be deemed to have been validly made until all defects and irregularities in tenders of those shares have been cured or waived. None of CONSOL, the exchange agent and depositary, the information agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares of CNX Gas common stock or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of our offer, including the letter of transmittal and instructions, will be final and binding.

The tender of shares of CNX Gas common stock pursuant to any of the procedures described above will constitute a binding agreement between you and us upon the terms and subject to the conditions of the offer.

Material U.S. Federal Income Tax Consequences

The following description summarizes the material United States federal income tax consequences for CNX Gas stockholders of the offer and the subsequent merger. It is based upon the Internal Revenue Code of 1986, as amended (which we refer to as the Code), regulations under the Code, and court and administrative rulings and decisions in effect on the date of this prospectus, all of which are subject to change, possibly retroactively. Any change could affect the continuing validity of the tax consequences described in this prospectus. We have not requested and will not request an advance ruling from the Internal Revenue Service as to the tax consequences of the offer and the subsequent merger. This description is not binding on the Internal Revenue Service, and there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

The description applies only to CNX Gas stockholders who are U.S. persons. For purposes of this description, the term “U.S. person” means: an individual who is a U.S. citizen or a U.S. resident alien; a corporation created or organized under the laws of the United States or any State; a trust where (a) a U.S. court is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust; or an estate that is subject to U.S. tax on its worldwide income from all sources.

Our description is not a comprehensive description of all the tax consequences that may be relevant to you. It applies only to CNX Gas stockholders who hold their shares of CNX Gas common stock as a capital asset. Further, it assumes that both the offer and the subsequent merger are completed as described in this prospectus and that all conditions to closing the offer and the merger as set forth in this prospectus are satisfied without waiver. No attempt has been made to address all United States federal income tax consequences that may be relevant to a particular CNX Gas stockholder in light of the stockholder’s individual circumstances or to CNX Gas stockholders who are subject to special treatment under the United States federal income tax laws, such as:

•	banks, insurance companies and financial institutions;

•	tax-exempt organizations;

•	mutual funds;

•	persons that have a functional currency other than the U.S. dollar;

•	investors in pass-through entities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	dealers in securities or foreign currencies;

•	CNX Gas stockholders who received their shares of CNX Gas common stock through the exercise of options, or otherwise as compensation or through a tax-qualified retirement plan;

•	holders of options granted by CNX Gas;

•	CNX Gas stockholders who are not U.S. persons; and

•	CNX Gas stockholders who hold shares of CNX Gas common stock as part of a hedge, straddle, constructive sale or conversion transaction.

This description does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction, and it does not address any federal tax consequences other than federal income tax consequences. It does not address the tax consequences of any transaction other than the offer and the merger. Accordingly, each CNX Gas stockholder is strongly urged to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences of the offer and merger to the stockholder.

We intend the exchange of shares of CNX Gas common stock for CONSOL common stock in the offer and merger to constitute a “reorganization” within the meaning of Section 368(a) of the Code. Reorganization treatment depends on numerous factors, however, including factors beyond our control. Although CONSOL intends to use, in its judgment, reasonable efforts in seeking to cause the offer and merger to constitute a reorganization, no assurance can be given that the offer and merger will constitute a reorganization, and there is no condition to the offer relating to the tax-free treatment of the offer and the merger. Assuming that the offer and merger qualify as a reorganization, then, in general:

•

CNX Gas stockholders will not recognize any gain or loss on the exchange of shares of CNX Gas common stock for CONSOL common stock in the offer and the subsequent merger, except with respect to cash, if any, they receive instead of fractional shares of CONSOL common stock;

•	the aggregate tax basis to a CNX Gas stockholder of the CONSOL common stock received in exchange for shares of CNX Gas common stock pursuant to the offer or the subsequent merger will equal the

CNX Gas stockholder’s aggregate tax basis in the shares of CNX Gas common stock surrendered, decreased by the amount of any tax basis allocable to any fractional share interest in CONSOL common stock for which cash is received;

•

the holding period of a CNX Gas stockholder for the CONSOL common stock received pursuant to the offer or the subsequent merger will include the holding period of the shares of CNX Gas common stock surrendered in exchange; and

•

a CNX Gas stockholder who receives cash instead of a fractional share of CONSOL common stock pursuant to the offer or the subsequent merger will recognize gain or loss on the exchange in an amount equal to the difference between the amount of cash received and the basis of the shares of CNX Gas common stock allocable to the fractional share. The gain or loss generally will constitute capital gain or loss. The deductibility of capital losses is subject to limitations for both individuals and corporations.

A CNX Gas stockholder who receives cash for all its shares of CNX Gas common stock pursuant to the exercise of appraisal rights generally will recognize capital gain or loss equal to the difference between the tax basis of the shares of CNX Gas common stock surrendered and the amount of cash received, except that any cash received that is or is deemed to be interest for federal income tax purposes will be taxed as ordinary income and will reduce the amount of capital gain or increase the amount of capital loss that would otherwise be recognized on the exchange. Any capital gain or loss will be long term gain or loss if the CNX Gas stockholder has held its CNX Gas common stock more than one year as of the date it surrenders its shares, and short term capital gain or loss otherwise. Such stockholder may be required to recognize gain or loss in the year the merger closes, irrespective of whether the stockholder actually receives payment for its shares of CNX Gas common stock in that year.

If the exchange of shares of CNX Gas common stock for CONSOL common stock in the offer and merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then a CNX Gas stockholder who receives shares of CONSOL common stock in exchange for the CNX Gas stockholder’s shares will generally be taxable on any gain realized on the exchange. Such gain would generally equal the excess, if any, of the fair market value of the CONSOL common stock received for a share of CNX Gas common stock over the CNX Gas stockholder’s tax basis in the share of CNX Gas common stock surrendered. Such gain would generally be capital gain and, if the CNX Gas stockholders held the CNX Gas common stock more than one year as of the date that stock was surrendered, would be long term capital gain. CNX Gas stockholders who have a tax basis in a share of CNX Gas common stock that exceeds the fair market value of the CONSOL common stock received in exchange for such share of CNX Gas common stock should consult with their tax advisors regarding the deductibility of any loss realized on the exchange.

Tax matters are very complicated, and the tax consequences of the offer and the subsequent merger to each CNX Gas stockholder will depend on the facts of that stockholder’s particular situation. You are urged to consult your own tax advisors regarding the specific tax consequences of the offer and the subsequent merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed changes in the tax laws.

Purpose of the Offer; the Merger

We are proposing to acquire all of the outstanding shares of CNX Gas’ common stock that we do not own. We currently beneficially own 123,268,667 shares of CNX Gas’ common stock which represent approximately 81.7% of the outstanding shares. We are offering to exchange 0.4425 of a share of CONSOL common stock for each outstanding share of CNX Gas’ common stock which is validly tendered and not properly withdrawn prior to the expiration of the offer, upon the terms and conditions set forth in this prospectus and the related letter of transmittal. We will not acquire any shares of CNX Gas in the offer unless a majority of the shares owned by stockholders other than CONSOL, its subsidiaries, its directors and executive officers and CNX Gas’ directors and executive officers are validly tendered and not properly withdrawn and a sufficient number of the outstanding shares such that, giving effect to the offer, we own at least 90% of the outstanding shares of CNX Gas common stock. As of January 31, 2008, there were 150,916,698 shares of common stock outstanding. Accordingly, for us to acquire any shares of CNX Gas common stock, CNX Gas stockholders (other than CONSOL, its subsidiaries, its directors and executive officers and CNX Gas’ directors and executive officers) must have tendered into the offer, and not properly withdrawn, as of the expiration of the offer, at least 13,740,750 shares of common stock. There are also other conditions to the offer that are described under “— Conditions of the Offer” beginning on page 61.

Upon successful completion of the offer, we will own more than 90% of the outstanding shares of CNX Gas’ common stock and be permitted under Delaware law to effect a “short form” merger of one of our wholly owned subsidiaries with CNX Gas without the approval of CNX Gas’ board or remaining stockholders. In that case, we intend to effect a “short form” merger of one of our wholly owned subsidiaries with CNX Gas as soon as practicable after we complete the offer. Each outstanding share which we do not own or acquire in the offer would be converted in the merger into the right to receive 0.4425 of a share of CONSOL common stock and cash instead of fractional shares. Accordingly, if you do not tender your shares and we effect the “short form” merger, you will receive the same consideration per share of CNX Gas common stock you would have received if you had tendered your shares into the offer, unless you properly perfect your appraisal rights under Delaware law. See “— Appraisal Rights” discussed immediately below. After completion of the merger, CNX Gas will be a wholly owned subsidiary of CONSOL.

If we successfully complete the offer but for any reason are not able to complete promptly the “short form” merger, CNX Gas’ common stock not tendered into the offer would remain outstanding until we are able to effect such a merger, if ever. In these circumstances, the liquidity of and market for those remaining publicly held shares of CNX Gas common stock, and the rights of the holders of those shares, could be adversely affected. CNX Gas’ common stock is currently listed on the New York Stock Exchange. Depending upon the number of shares of CNX Gas common stock purchased in the offer, CNX Gas’ common stock may no longer meet the requirements for continued listing and may be delisted from the New York Stock Exchange. It is possible that CNX Gas’ common stock would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for CNX Gas’ common stock and the availability of these quotations would depend, however, upon the number of holders of CNX Gas’ common stock remaining at that time, the interests in maintaining a market in CNX Gas’ common stock on the part of securities firms, the possible termination of registration of CNX Gas’ common stock under the Exchange Act, as described below, and other factors.

CNX Gas’ common stock is currently registered under the Exchange Act. This registration may be terminated upon application of CNX Gas to the SEC if the shares are no longer listed on a securities exchange and there are fewer than 300 holders of record of the CNX Gas common stock. Based on information received by us from CNX Gas, there were 7 holders of record of CNX Gas’ common stock as of January 31, 2008. The termination of the registration of CNX Gas’ common stock under the Exchange Act would substantially reduce the information required to be furnished by CNX Gas to its stockholders and to the SEC. It would also make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings, the related requirement of an annual report to stockholders, and the requirements of SEC Rule 13e-3 with respect to going private transactions, no longer applicable.

Shares of CNX Gas common stock are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System. This has the effect of allowing brokers to extend credit on shares of CNX Gas’ common stock as collateral. Depending on factors similar to those described above regarding listing and market quotations, it is possible that CNX Gas’ common stock would no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations. If registration of CNX Gas’ common stock under the Exchange Act is terminated, shares of CNX Gas’ common stock would no longer be “margin securities.”

Appraisal Rights

Under Delaware law, CNX Gas stockholders do not have appraisal rights in connection with the offer. If the offer is successfully completed, holders of CNX Gas common stock who (a) do not tender their shares into the offer and hold common stock at the effective time of the subsequent short form merger and (b) who do not wish to accept the consideration provided for in that merger and (c) comply with the procedures provided for in Section 262 of the Delaware General Corporation Law, or the DGCL, will be entitled to have their shares of CNX Gas common stock appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those shares as determined by the court. The following summarizes provisions of Section 262 of the DGCL regarding appraisal rights that would be applicable in connection with the subsequent merger, which will be effected as a merger of a wholly owned subsidiary of CONSOL with CNX Gas. This discussion is qualified in its entirety by reference to Section 262 of the DGCL. A copy of Section 262 is attached to this document as Annex C. If you fail to take any action required by Delaware law, your rights to an appraisal in connection with the merger will be waived or terminated.

Notification of Merger’s Effective Time

Within 10 days after the effective time, CNX Gas will send notice of the effective time of the merger and the availability of appraisal rights to each holder of its common stock.

Electing Appraisal Rights

To exercise appraisal rights, the record holder of CNX Gas’ common stock must, within 20 days after the date CNX Gas mails the notice referred to in the prior paragraph, deliver a written demand for appraisal to CNX Gas. This demand must reasonably inform CNX Gas of the identity of the holder of record and that the stockholder demands appraisal of his, her or its shares of CNX Gas common stock.

A demand for appraisal must be delivered to: Corporate Secretary, CNX Gas Corporation.

Only Record Holders May Demand Appraisal Rights

Only a record holder of CNX Gas’ common stock is entitled to demand appraisal rights. The demand must be executed by or for the record holder, fully and correctly, as the holder’s name appears on the holder’s stock certificates.

•	If shares of CNX Gas’ common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity.

•	If shares of CNX Gas’ common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners.

•

An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record.

•

A holder of record, such as a broker, who holds CNX Gas’ common stock as nominee for a beneficial owner, may exercise a holder’s right of appraisal with respect to CNX Gas’ common stock held for one or more beneficial owners while not exercising these rights for one or more other beneficial owners. In that case, the written demand should set forth the number of shares of CNX Gas’ common stock covered by the demand. If no number of shares is expressly mentioned, the demand will be presumed to cover all of CNX Gas’ common stock standing in the name of the record holder. CNX Gas stockholders who hold their shares in brokerage accounts or through any other nominee and wish to exercise appraisal rights should consult their brokers or other nominees to determine the procedures they must follow in order for their brokers and other nominees to exercise appraisal rights in respect of their shares of CNX Gas common stock.

Court Petition Must Be Filed

Within 120 days after the effective time of the merger, CNX Gas or any stockholder who has satisfied the foregoing conditions may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of CNX Gas’ common stock. Neither CONSOL nor CNX Gas will have any obligation to file such a petition. Stockholders seeking to exercise appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by Delaware law.

Within 120 days after the effective time of the merger, any stockholder who has complied with the requirements under Section 262 of the DGCL for exercise of appraisal of rights may make a written request to receive from CNX Gas a statement of the total number of shares of CNX Gas’ common stock with respect to which demands for appraisal have been received and the total number of holders of these shares. CNX Gas will be required to mail these statements within ten days after it receives a written request or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later.

Appraisal Proceeding by Delaware Court

If a petition for an appraisal is timely filed, after a hearing on the petition, the Delaware Court of Chancery will determine which of the stockholders are entitled to appraisal rights. The court will appraise the shares of common stock owned by the stockholders and determine their fair value.

In determining fair value, the court may consider a number of factors including market values of CNX Gas’ stock, asset values and other generally accepted valuation considerations, but will exclude any element of value arising from the accomplishment or expectation of the merger. The court will also determine the amount of interest, if any, to be paid upon the value of the common stock to the stockholders entitled to appraisal.

The value determined by the court for CNX Gas’ common stock could be more than, less than, or the same as the merger consideration, but the form of the consideration payable as a result of the appraisal proceeding would be cash. The court may determine the costs of the appraisal proceeding and allocate them to the parties as the court determines to be equitable under the circumstances. The court may also order that all or a portion of any stockholder’s expenses incurred in connection with an appraisal proceeding, including reasonable attorneys’ fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all of CNX Gas’ common stock entitled to appraisal.

Effect of Appraisal Demand on Voting and Right To Dividends; Tax Consequences

Any stockholder who has duly demanded an appraisal in compliance with Delaware law will not, after the effective time of the merger, be entitled to vote the shares subject to the demand for any purpose. The shares subject to the demand will not be entitled to dividends or other distributions, other than those payable or deemed to be payable to stockholders of record as of a date prior to the effective time. We describe above under “—Material U.S. Federal Income Tax Consequences” beginning on page 55, the tax consequences to a CNX Gas stockholder who receives cash for his or her shares of CNX Gas common stock pursuant to the exercise of appraisal rights.

Loss, Waiver or Withdrawal of Appraisal Rights

Holders of CNX Gas’ common stock will lose the right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger. A stockholder will also lose the right to an appraisal by delivering to CNX Gas a written withdrawal of the stockholder’s demand for an appraisal. Any attempt to withdraw a demand for an appraisal that is made more than 60 days after the effective time of the merger requires CNX Gas’ written approval. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a stockholder will be entitled to receive the consideration otherwise payable pursuant to the merger, without interest. The number of shares of CONSOL common stock, and cash instead of a fraction of a share of CONSOL common stock, delivered to such stockholder will be based on the same exchange ratio utilized in the merger, regardless of the market price of shares of CONSOL’s common stock at the time of delivery.

Dismissal of Appraisal Proceeding

If an appraisal proceeding is timely instituted, this proceeding may not be dismissed as to any stockholder who has perfected a right of appraisal without the approval of the court.

Conditions of the Offer

The offer is subject to a number of conditions, which we describe below. Notwithstanding any other provision of the offer, we will not be required to accept for exchange or exchange any shares, may postpone the acceptance for exchange or exchange of tendered shares, and may, in our sole discretion, terminate or amend the offer as to any shares not then exchanged if any of these conditions are not satisfied or, where permissible, waived before or as of the expiration of the offer. If any of these conditions is not satisfied or, where permissible, waived before or as of the scheduled expiration of the offer, we may choose to extend the expiration of the offer or terminate the offer.

Minimum Condition

There must be validly tendered and not properly withdrawn prior to the expiration of the offer a number of shares of CNX Gas’ common stock equal to a majority of the shares owned by stockholders other than CONSOL, its subsidiaries, its directors and executive officers and CNX Gas’ directors and executive officers such that, giving effect to the offer, we own at least 90% of the outstanding shares of CNX Gas common stock. This condition is irrevocable and non-waivable. As of January 31, 2008, there were 150,916,698 shares outstanding. Accordingly, for us to acquire any shares of CNX Gas common stock, stockholders of CNX Gas (other than CONSOL, its subsidiaries, its directors and executive officers and CNX Gas’ directors and executive officers) must have tendered into the offer, and not have withdrawn, as of the expiration of the offer, at least 13,740,750 shares.

As of January 31, 2008 there were 27,648,031 shares of CNX Gas common stock outstanding that were not beneficially owned by CONSOL.

Registration Statement Effectiveness Condition

The registration statement on Form S-4 of which this prospectus is a part must have become effective under the Securities Act and not be the subject of any stop order or proceedings seeking a stop order.

Listing Condition

The CONSOL common stock issuable in the offer and the subsequent merger must have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

Additional Conditions

In addition, we will not be required to accept shares of CNX Gas for exchange or exchange any shares, may postpone the acceptance for exchange or exchange of any shares and may choose to extend the expiration of the offer or to terminate the offer if any of the following occurs and is continuing and in our good faith judgment, regardless of the circumstances, it would be inadvisable for us to proceed with the offer or to accept CNX Gas shares for or to exchange shares:

•

there shall be threatened, instituted or pending any action, proceeding or application by or before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign,

•

which challenges the acquisition by us of the shares of CNX Gas common stock, seeks to restrain, delay or prohibit the consummation of the offer or the transactions contemplated by the offer or any subsequent merger or seeks to obtain any material damages or otherwise directly or indirectly relates to the transactions contemplated by the offer or subsequent merger,

•

which seeks to prohibit or impose material limitations on our acquisition, ownership or operation of all or any portion of CNX Gas’ business or assets (including the business or assets of their respective affiliates and subsidiaries) or of the shares of CNX Gas common stock (including, without limitation, the right to vote the shares purchased by us, on an equal basis with all other shares, on all matters presented to the stockholders of CNX Gas), or seeks to compel us to dispose of or hold separate all or any portion of CNX Gas’ business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the offer or any subsequent merger,

•

which may reasonably be expected to adversely affect CNX Gas, CONSOL, or any of our respective affiliates or subsidiaries (which we refer to as an Adverse Effect), or result in a diminution in the value of the shares of CNX Gas or CONSOL or the benefits expected to be derived by CONSOL as a result of the transactions contemplated by the offer or any subsequent merger (which we refer to as a Diminution in Value); or

•	which seeks to impose any condition to the offer unacceptable to CONSOL; or

•

any statute, including without limitation, any state anti-takeover statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable or asserted to be applicable to the offer or any subsequent merger or the transactions contemplated by the offer or subsequent merger that may, directly or indirectly, reasonably be expected to result in any of the consequences referred to in the 1st through 4th sub-bullets of the initial bullet paragraph under “Additional Conditions”, including any determination or assertion by any governmental authority that a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (or the HSR Act), is required; or

•

any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened that has had or may reasonably be expected to have a materially adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations or prospects of CNX Gas or any of its subsidiaries, or CONSOL, or we shall have become aware of any fact that has had or may reasonably be expected to have an adverse effect or results or may reasonably be expected to result in a Diminution in Value; or

•	there shall have occurred:

•

any general suspension of, or limitation on times or prices for, trading in securities (including, but not limited to, CNX Gas’ common stock or CONSOL’s common stock) on any national securities exchange or in the over-the-counter market,

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

•	the outbreak or escalation of a war, terrorist activities, armed hostilities or other international or national calamity directly or indirectly involving the United States,

•	any limitation (whether or not mandatory) by any governmental authority on, or any other event which might affect the extension of, credit by banks or other lending institutions,

•	a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States, or

•	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

•	CNX Gas or any subsidiary of CNX Gas shall have:

•

issued, distributed, pledged, sold or authorized, or proposed the issuance of or sale, distribution or pledge to any person of (A) any shares of its capital stock (other than sales or issuances pursuant to employee stock options and restricted stock units outstanding on January 28, 2008 in accordance with the then-existing terms thereof) of any class (including, without limitation, the shares of CNX Gas common stock) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of CNX Gas, (B) any other securities in respect of, instead of or in substitution for shares outstanding on January 28, 2008, or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities,

•

purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire any outstanding shares of its capital stock or other securities, except in accordance with the terms of contractual arrangements in effect on January 28, 2008 and disclosed in CNX Gas’ filings with the SEC prior to that date,

•

proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any shares of its capital stock or any other security, whether payable in cash, securities or other property,

•	altered or proposed to alter any material term of any outstanding security,

•

incurred, agreed to incur or announced its intention to incur any additional debt, except any borrowings under existing credit agreements, as in effect on January 28, 2008, in the ordinary course of business consistent with past practice,

•

authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, recapitalization, acquisition or disposition of securities; or any acquisition or sale, conveyance, transfer or other disposition of assets (other than in the ordinary course of business); any material change in its capitalization or business operations, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced; or

•

entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of CNX Gas that might, individually or in the aggregate, have an Adverse Effect or result in a Diminution in Value; or

•

CNX Gas or any of its subsidiaries shall have amended or proposed or authorized any amendment to its certificate of incorporation or by-laws or similar organizational documents or we shall have learned that CNX Gas or any of its subsidiaries shall have proposed, adopted or recommended any such amendment which has not previously been publicly disclosed by CNX Gas and also set forth in filings with the SEC; or

•

a tender or exchange offer for some portion or all of the shares of CNX Gas common stock shall have been commenced or publicly proposed to be made by another person (including CNX Gas or its subsidiaries), or it shall have been publicly disclosed or we shall have learned that:

•

any person (including CNX Gas or its subsidiaries), entity or “group” (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire more than five percent of the shares of CNX Gas common stock, or shall have been granted any option or right, conditional or otherwise, to acquire more than five percent of the CNX Gas shares, other than acquisitions for bona fide arbitrage purposes and other than acquisitions by persons or groups who have publicly disclosed in a Schedule 13D or 13G (or amendments thereto on file with the SEC) such ownership on or prior to                     , 2008;

•

any such person, entity or group who has publicly disclosed any such ownership of more than five percent of the shares of CNX Gas common stock prior to such date shall have acquired or proposed to acquire additional CNX Gas shares constituting more than one percent of the total shares outstanding, or shall have been granted any option or right to acquire more than one percent of the CNX Gas shares;

•	any new group was, or is, formed which beneficially owns more than five percent of the outstanding shares of CNX Gas common stock;

•

any person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the shares of CNX Gas common stock or a merger, consolidation or other business combination or recapitalization or sale, conveyance, transfer or other disposition of assets (other than in the ordinary course of business) with or involving CNX Gas or any of its affiliates or subsidiaries; or

•	any person shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire CNX Gas or assets or securities of CNX Gas; or

•

CNX Gas and we shall have reached an agreement or understanding that the offer be terminated or amended or we (or one of our affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire CNX Gas by merger or similar business combination, or purchase of shares or assets of CNX Gas; or

•

any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that has had or may reasonably be expected to have an Adverse Effect or results or may reasonably be expected to result in a Diminution in Value; or

•

CNX Gas or any of its subsidiaries shall have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its officers or other employees or shall have entered into or otherwise effected with its officers or any other employees any additional benefit, employment, severance or similar agreements, arrangements or plans or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to such officer or officers or employee or employees as a result of or in connection with the transactions contemplated by the offer or any subsequent merger.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or inaction on our part) giving rise to any such conditions or may be waived by us in whole or in part at any time and from time to time in our sole discretion prior to the expiration of the offer. The determination as to whether any condition has occurred will be in our judgment and will be final and binding on all parties. Any failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma financial statements give effect to the acquisition of CNX Gas by CONSOL in a transaction to be accounted for as a purchase. The unaudited pro forma balance sheet has been prepared to reflect the acquisition of CNX Gas by CONSOL as of December 31, 2007. The unaudited income statement and per share data for CONSOL combines the results of operations as if the acquisition occurred on January 1, 2007. Also reflected in the tables below are combined pro forma information for CONSOL and CNX Gas using certain assumptions as set forth in the footnotes to the tables. The data does not purport to be indicative of (1) the results of operations or financial position which would have been achieved if the offer and the subsequent merger had been completed at the beginning of the period or as of the date indicated, or (2) the results of operations or financial position which may be achieved in the future. The as-filed column represents the historical CONSOL consolidated financial statements, which includes the historical CNX Gas financial statement amounts, as adjusted for minority interest. The adjustments column entirely represents the preliminary purchase accounting adjustments. These unaudited pro forma condensed combined financial statements should be read in conjunction with the audited historical financial statements of CONSOL and CNX Gas and the related notes which are incorporated by reference into this statement.

The unaudited pro forma information presented includes preliminary purchase accounting adjustments that would be necessary under Statement of Financial Accounting Standards No. 141, “Business Combinations.” As of the date of this document, CONSOL has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the CNX Gas assets to be acquired and liabilities to be assumed and the related allocations of purchase price. However, CONSOL has made certain adjustments to the historical book values of gas reserves and unproven properties as of December 31, 2007 to reflect certain preliminary estimates of the fair values necessary to prepare the unaudited pro forma condensed combined financial data. The fair value adjustments included in the unaudited pro forma condensed combined financial data represent management’s estimates of these adjustments based upon currently available information. No additional value was assigned to the historical book value of the CNX Gas assets, including its investment in affiliates, tangible property and equipment and intangible assets, including carbon emission allowances. Also, the pro forma data reflected below does not include any additional compensation expense that may result as a result of accelerated vesting of officer stock options or other severance arrangements due to the uncertainty of these items at this time.

The final purchase price allocation could change significantly once a detailed fair market value study of all CNX Gas assets is completed, the fair value of CONSOL stock at consummation of the deal is determined and completion of fair market appraisal of current investment in affiliates is completed. Also, accelerated vesting of CNX Gas stock options or other stock based compensation awards and other severance plans, once determined could significantly change the pro forma results reflected below.

Accordingly, the final purchase price allocations, which will or may be determined subsequent to the closing of the merger, and their effects on results of operations, may differ materially from the unaudited pro forma combined amounts included in this section.

CONSOL Energy Inc.

Condensed Combined Pro Forma Statement of Income

($000)

	Twelve Months Ended December 31, 2007
	As Filed	Adjustments		Combined Pro Forma
Total Revenue and Other Income	3,762,197	—		3,762,197
Costs
Cost of Goods Sold and Other Operating Costs	2,351,507	—		2,351,507
Selling, General & Administrative Expense	108,664	—		108,664
Depreciation, Depletion and Amortization	324,715	17,934	a	342,649
Other Costs	548,354	—		548,354

Total Costs	3,333,240	17,934		3,351,174

Earnings before income taxes and minority interest	428,957	(17,934)		411,023
Income Taxes	(136,137)	7,026	b	(129,111)

Earnings before Minority Interest	292,820	10,908		281,912
Minority Interest	(25,038)	25,038	c	—

Net Income	267,782	14,130		281,912

Shares Outstanding
Basic	182,051	12,234	d	194,285
Fully Diluted	184,150	12,916	d	197,066
Earnings per Share Outstanding
Basic	1.47	—		1.45
Fully Diluted	1.45	—		1.43

a.)	Represents that estimated additional depletion related to the step up to fair market value of the proved, developed and undeveloped, gas reserves assets and unproven properties of CNX Gas. Proved developed and undeveloped gas reserves are depleted on a units-of-production basis.

b.)	Reflects the estimated income tax effect of previously described adjustments.

c.)	Represents the elimination of the minority interest currently reflected on CONSOL’s financial statements.

d.)	Estimated additional shares to be issued by CONSOL.

CONSOL Energy Inc.

Condensed Combined Pro Forma Balance Sheet

($000)

	As of December 31, 2007
	As Filed	Adjustments		Combined Pro Forma
Total Current Assets	683,155	(8,000	)a	675,155
Net Property Plant & Equipment	4,965,042	1,088,088	b	6,053,130
Total Other Assets	559,893	116,371	c	676,264

TOTAL ASSETS	6,208,090	1,196,459		7,404,549

Total Current Liabilities	1,016,397	—		1,016,397
Total Long Term Debt	488,925	—		488,925
Total Deferred Credits and Other Liabilities	3,325,231	426,313	d	3,751,544
Minority Interest	163,118	(163,118	)e	—

Total Liabilities and Minority Interest	4,993,671	263,195		5,256,866
Total Stockholders’ Equity	1,214,419	933,264	f	2,147,683

TOTAL LIABILITIES AND EQUITY	6,208,090	1,196,459		7,404,549

a.)	Includes our estimated transaction fees of $8,000 which will be capitalized and additional dividends paid on shares issued to consummate the transaction.
b.)	Reflects estimated Statement of Financial Accounting Standard No. 141 purchase accounting adjustments to fair market value offset by additional depletion related to gas reserve purchase accounting adjustments. The estimates are based on a preliminary allocation that may significantly change. The preliminary adjustments include the adjustment of asset values, primarily proved developed and undeveloped gas reserves, and unproven properties acquired in the transaction to estimated fair market value.
c.)	Reflects the preliminary purchase price allocation of $116,371 of goodwill.
d.)	Represents the deferred tax liability that results from book tax differences.
e.)	Represents the elimination of the minority interest currently reflected on CONSOL’s financial statements.
f.)	Common stock as diluted and changes to retained earnings resulting from income statement and dividend changes.

CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

U.S. Approvals

Except as we have described in this prospectus, we are not aware of any license or regulatory permit required in the U.S. and material to the business of CNX Gas and its subsidiaries, on a consolidated basis, that may be materially adversely affected by our acquisition of CNX Gas’ common stock, or any filing or approval required in the U.S. that would be required for our acquisition of CNX Gas’ common stock. We intend to make all required filings under the Securities Act and the Exchange Act.

Non-U.S. Approvals

We are unaware of any requirement for the filing of information with, or the obtaining of the approval of, governmental authorities in any non-U.S. jurisdiction that is applicable to the offer or the subsequent merger.

State Takeover Laws

A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which have substantial assets, stockholders, principal executive offices or principal places of business in those states. We have not attempted to comply with any state takeover statutes in connection with the offer, since we do not believe that any of these apply. However, we reserve the right to challenge the validity or applicability of any state law allegedly applicable to the offer, and nothing in this prospectus nor any action taken in connection herewith is intended as a waiver of that right. If one or more takeover statutes apply to the offer and are not found to be invalid, we may be required to file documents with, or receive approvals from, relevant state authorities and we may also be unable to accept for exchange shares tendered into the offer or may delay the offer. See “The Offer — Conditions of the Offer” beginning on page 61.

CERTAIN EFFECTS OF THE OFFER

Effects on the Market

If we successfully complete the offer, we intend to cause the delisting of CNX Gas’ common stock from the New York Stock Exchange following completion of the subsequent merger.

Exchange Act Registration

The shares of CNX Gas’ common stock are currently registered under the Exchange Act. If we successfully complete the offer, following completion of the subsequent merger, we will request that the New York Stock Exchange file a Form 25 with the SEC terminating registration of the shares of CNX Gas common stock under the Exchange Act.

Financing of the Offer

The shares of CONSOL common stock to be issued in the offer and the subsequent merger will come from CONSOL’s authorized but unissued shares. CONSOL’s fees and expenses in connection with the offer will be paid from CONSOL’s available capital resources.

Conduct of CNX Gas if the Offer is Not Completed

If the offer is not completed because the minimum condition, the registration statement effectiveness condition or the listing condition is not satisfied or another condition is not satisfied or waived, we expect that CNX Gas will continue to be a majority-owned subsidiary of CONSOL and operate its business as presently operated, subject to market and industry conditions and the terms of the agreements and other documents described immediately below under “— Relationships With CNX Gas.” We have no intention to dispose of or entertain offers to acquire our shares of CNX Gas common stock.

Relationships With CNX Gas

In considering whether to tender your shares in the offer, you should be aware of various existing agreements and ongoing and prior arrangements and transactions between CONSOL and CNX Gas, as described below. This description is qualified in its entirety by reference to the specific provisions of the documents described below that have been filed with the SEC, which we incorporate by reference into this prospectus. You should also review “Interests of Certain Persons in the Offer and Subsequent Merger” beginning on page 76 for a description of arrangements between CONSOL and CNX Gas and between CNX Gas and directors and executive officers of CNX Gas.

CNX Gas has a number of intercompany agreements with CONSOL. Provided below is a summary description of the master separation agreement between CNX Gas and CONSOL and the other key agreements that relate to CNX Gas’ separation from CONSOL, which CNX Gas entered into as part of its separation from CONSOL. References in this section to CONSOL include its subsidiaries and references to CNX Gas include CNX Gas’ subsidiaries. These agreements are not the result of arm’s-length negotiation and do provide various preferential rights to CONSOL as a result. Many of the other transactions described below are the legacy of CONSOL’s operation of CNX Gas’ businesses as a division of CONSOL prior to the 2005 separation.

Overview

The master separation agreement contains the key provisions related to CNX Gas’ separation from CONSOL. The other agreements referred to in the master separation agreement govern various interim and ongoing relationships between CONSOL and CNX Gas. These agreements include:

•	the master cooperation and safety agreement;

•	the tax sharing agreement; and

•	the services agreement.

This description relates only to transactions which occurred since January 1, 2007 or that otherwise relate to on-going matters.

Master Separation Agreement

Contribution of Assets; Assumption of Liabilities.    CONSOL and some of its affiliates transferred to CNX Gas the assets that were used exclusively in CONSOL gas operations and other assets specifically listed in the agreement, subject to some specified exclusions. These assets included in particular coal bed methane and conventional oil and gas rights located in Virginia, Pennsylvania, northern West Virginia and Tennessee. All assets were transferred to CNX Gas on an “as-is-where-is” basis, which means that CNX Gas bears all the risk of a failure of title on any of the assets. In the event that both CNX Gas and CONSOL have rights under specified contracts, the party that signed the contract will make available the rights and benefits of that contract to the other party, but only to the extent that the contract applies to the other party, and the other party will assume and discharge the liabilities related to those rights and benefits. CNX Gas assumed all of the liabilities related to those assets and the gas operations, even if those liabilities were as a result of activities occurring prior to the effective date of the separation of the businesses and regardless of whether such liabilities were the result of negligence or misconduct on the part of CONSOL, subject to the following allocation of unknown liabilities, if any, asserted in writing by one or more third parties prior to the fifth anniversary following August 8, 2005: CNX Gas will be responsible for the first $10 million of aggregate unknown liabilities; CONSOL will be responsible for the next $40 million of aggregate unknown liabilities; and CNX Gas will be responsible for any additional unknown liabilities over $50 million. CNX Gas will also be responsible for any unknown liabilities which were not asserted in writing during this five year period. Specified excluded liabilities which may have been related to gas operations were not assumed by CNX Gas and CNX Gas is being indemnified by CONSOL with respect to these. Some of the excluded liabilities may have been incurred by CNX Gas subsidiaries, which would have to satisfy those liabilities if CONSOL failed to satisfy them.

In addition to the transfers made to CNX Gas in the separation, CONSOL leased to CNX Gas under a master lease substantially all other coal bed methane and conventional oil and gas rights that CONSOL and its majority-owned subsidiaries hold in the United States. These leased assets are principally located outside of Virginia, Pennsylvania, northern West Virginia and Tennessee. The master lease provided for a one-time payment of $50,000 at its inception. The master lease has a 99-year term and by its terms no royalty is payable.

Covenants.    CNX Gas has agreed that, for so long as CONSOL beneficially owns at least fifty percent (50%) of CNX Gas’ outstanding voting stock, CNX Gas will not take any action which would limit the ability of CONSOL or its transferee to transfer its shares of CNX Gas common stock, and will not take any actions that could reasonably result in CONSOL being in breach of, or in default under, any contract or agreement, including any action that would cause a default under CONSOL’s debt instruments. Additionally, CNX Gas will not issue any additional capital stock without CONSOL’s consent if after such issuance CONSOL would own less than eighty percent (80%) of CNX Gas’ outstanding voting stock.

Option Rights.    CNX Gas has granted CONSOL the right to purchase shares of CNX Gas capital stock in two instances. First, CONSOL has the right to purchase shares of CNX Gas capital stock in order to maintain a percentage ownership in CNX Gas capital stock of at least eighty percent (80%) for tax consolidation purposes. Second, CONSOL has the right to purchase the required number of shares of CNX Gas capital stock so that it may effect a distribution of all of its CNX Gas shares to its stockholders as a tax-free spin-off. The exercise price for any CNX Gas shares purchased by CONSOL is the then market price (defined as the average of the last sales price on each of the immediately preceding five trading days) on the securities exchange or quotation system on which CNX Gas stock is listed.

CNX Gas has agreed not to buy or sell any assets, dispose of any assets, or acquire any equity or debt securities of a third party in each case in excess of $30 million without CONSOL’s prior consent.

Master Cooperation and Safety Agreement

The master cooperation and safety agreement contains provisions related to the safe and economical operation of CNX Gas’ gas business and CONSOL’s coal business where the parties have joint interests. To the extent there is any conflict between CNX Gas’ gas interests and CONSOL’s coal interest in a joint location, CONSOL’s coal operations generally prevail. CNX Gas has agreed to sign and deliver any waiver or consent necessary to allow coal mining operations of CONSOL in the vicinity of any property or gas rights owned by CNX Gas and CONSOL has agreed that CNX Gas has the right to capture gas from any well associated with CONSOL’s property, subject to CONSOL’s right to preclude CNX Gas from capturing gas with respect to any active mining area in order to promote safety for and productivity of its coal operations. CNX Gas will receive all proceeds from the capture of gas in all wells. In order to coordinate CNX Gas’ operational relationship with CONSOL, the parties coordinate CNX Gas’ annual drilling plan with CONSOL’s ten year mine plan.

Tax Sharing Agreement

CONSOL and CNX Gas entered into a tax sharing agreement. The tax sharing agreement governs the respective rights, responsibilities, and obligations of CONSOL and CNX Gas with respect to specified tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes and related tax returns. In general, under the tax sharing agreement, CONSOL is responsible for the remittance of U.S. federal income taxes of the affiliated group of corporations, including CNX Gas, of which it is the common parent, and is responsible for the remittance of state income taxes to states in which CONSOL is required to file, or elects to file a consolidated or combined state income tax return. Additionally, CNX Gas is obligated to pay to CONSOL each year an amount equal to the amount of U.S. federal income tax and state income tax that CNX Gas would have incurred had CNX Gas filed a separate U.S. federal income tax return and separate state income tax returns in these states in which CNX Gas is included in a consolidated or combined state tax return filed by CONSOL. In 2007, CNX Gas paid CONSOL $18,676,000 for taxes attributable to CNX Gas’ obligation under the tax sharing agreement.

Services Agreement

The services agreement governs the provision by CONSOL to CNX Gas of support services, such debt service administration, accounting and tax, investor relations, payroll and human resources administration, legal, information technology, internal audit, real estate management, management of cash held in our accounts and other general administrative functions. CNX Gas has also agreed to reimburse CONSOL for any out-of-pocket payments, costs and expenses associated with these services as well as to pay an allocated share of CONSOL’s direct and indirect administrative and overhead costs. The agreement continues until terminated by the mutual agreement of the parties.

CNX Gas was charged $1,635,000 for the twelve months ended December 31, 2007, for accounting and administrative services provided by CONSOL. These fees were determined based upon an allocation of annual estimated hours worked on CNX Gas matters versus matters for other CONSOL companies by CONSOL employees.

Other Transactions

CNX Gas sells gas to some of CONSOL’s mines for use in gas-fired coal dryers. Sales are made at local index prices or on a basis reflecting the monthly average price received by CNX Gas from third party sales, depending on location. CNX Gas also sells gas to Buchanan Generation, LLC, in which CNX Gas has a 50% interest, on both a market and a discounted basis, depending upon the circumstances. In 2007, CNX Gas’ sales of gas to CONSOL and Buchanan Generation, LLC aggregated approximately $11,618,000. CNX Gas also purchases various supplies from CONSOL’s wholly owned subsidiary Fairmont Supply; the cost of these items reflect current market prices and is included in cost of goods sold as arms-length transactions. During 2007, CNX Gas’ purchases of supplies from Fairmont Supply equaled approximately $699,000. Management of CNX Gas believes that these sales and purchases are on terms no less favorable than could be obtained from unaffiliated third parties, under similar circumstances and that future sales of gas to CONSOL and Buchanan Generation, LLC, and purchases of supplies from Fairmont Supply will continue to be made on terms no less favorable than could be obtained from unaffiliated third parties, under similar circumstances.

CNX Gas, as buyer, is a party to that certain Agreement of Sale dated as of June 8, 2007 (the “Agreement of Sale”) with CONSOL’s wholly-owned subsidiary, Consolidation Coal Company (“Consolidation Coal”), as seller. Pursuant to the Agreement of Sale, Consolidation Coal agreed to sell to CNX Gas certain Pittsburgh seam coal reserves and resources totaling approximately 4,678 net acres, located in Greene County, Pennsylvania, and Monongalia County, West Virginia, adjacent to the Federal No. 2 Mine owned by Eastern Associated Coal Corp. (an affiliate of Patriot Coal Corporation) (such reserves and resources, the “Pittsburgh Coal”). Consolidation Coal also agreed to sell to CNX Gas certain coal reserves and resources totaling approximately 4,528 net acres, located in Muhlenberg, McLean and Ohio Counties, Kentucky (such reserves and resources, collectively, the “Kentucky Coal”). Included in the sale were Consolidation Coal’s coal mining rights relating to the transferred coals as well as certain books and records relating to the coals. Consolidation Coal also agreed to release and waive any claims it had to emission reduction credits relating to the production of methane from the coals transferred to CNX Gas. Consolidation Coal also agreed for a period of five years following the closing to enter into non-exclusive surface use agreements with CNX Gas (or certain designees) on a site-specific basis, in order to allow CNX Gas access to approximately 150 acres of surface land owned by Consolidation Coal overlying the portion of the Pittsburgh Coal located to the north of the Federal No. 2 Mine (totaling approximately 4,790 net acres, the “Northern Block”). Consolidation Coal retained the right, however, to sell, lease or convey any of this surface property free of the surface use agreement obligation. As consideration for Consolidation Coal’s agreements, CNX Gas agreed to pay Consolidation Coal $45,000,000 in cash, plus a deferred payment on the Northern Block and a contingent payment on the Kentucky Coal other than the seam known as the No. 9 Seam (collectively, the “Non-No. 9 Coal”). There is a contingent deferred payment obligation with respect to the Northern Block equal to $1.00 per net ton plus 8% of the gross sales price per ton, which is payable as the coal is mined and sold. There is also an absolute deferred payment obligation with respect to the Northern Block—that is, regardless of how much coal is mined, CNX Gas is required to pay Consolidation Coal $36.0 million on the 35th anniversary of the closing. This deferred payment obligation will be reduced by any amount paid by CNX Gas to Consolidation Coal on the per-ton-of-coal-mined contingent payment obligation prior to that date. To the extent coal continues to be mined and sold after the 35th anniversary, CNX Gas would continue to pay Consolidation Coal on a per-ton basis thereafter so long as coal is mined and sold from the Northern Block. The contingent payment obligation on the Non-No. 9 Coal is equal to 6.5% of the gross sales price for each ton of Non-No. 9 Coal sold.

On April 19, 2007, Duncan Fork Coal Company (“Duncan”), a subsidiary or affiliate of Massey Energy Company and CNX Gas entered into an Operating Agreement pursuant to which CNX Gas would extract CBM from a substantial block of the Freeport Coal Seam owned or controlled by Duncan (“Duncan Freeport”) located within an area of Fayette and Westmoreland Counties, Pennsylvania (“AMI”) and a Lease wherein Duncan leased the Duncan Freeport to CNX Gas. The Duncan Freeport lies beneath the mined out Pittsburgh Coal Seam. A subsidiary of CONSOL owns certain tracts of the mined out Pittsburgh Coal Seam and of the Freeport Coal Seam located within the AMI. In order to conduct its future mining operations in the Duncan Freeport, CONSOL granted Duncan an Option to Purchase the Freeport Coal Seam and agreed not to engage in activities or objections that could interfere with the mining of the Duncan Freeport.

On June 19, 2007, Island Creek Coal Company, an indirect subsidiary of CONSOL, sold it’s rights to Alliance Resources Properties, LLC in certain western Kentucky coal holdings containing approximately 13,500 acres in leased and fee coal reserves and resources containing approximately 78.4 million tons of steam coal from the Kentucky No. 9, 11 and 13 coal seams in the Illinois Basin for approximately $53.3 million. As part of the transaction, CNX Gas Company LLC consented to the assignment of the coal properties to Alliance Resource Properties, LLC and in connection with the consent, and amended certain provisions of the Master Cooperation and Safety Agreement dated as of August 1, 2005 as they relate to the property conveyed by CONSOL.

On February 8, 2008, CONSOL of Kentucky sold all assets in connection with its Mill Creek Mining Complex located in Letcher, Knott and Pike Counties, Kentucky for the amount of approximately $15 million plus certain assumed liabilities by the buyers, Deane Mining LLC and Reserve Holdings LLC. As part of the transaction, CNX Gas Company LLC consented to the assignment of the coal properties to Reserve Holdings LLC and in connection with the consent, and amended certain provisions of the Master Cooperation and Safety Agreement dated as of August 1, 2005 as they relate to the property conveyed by CONSOL.

CNX Gas leases office space in South Park, Pennsylvania from CONSOL. In 2007, CNX Gas paid CONSOL $200,000 in rent.

CNX Gas utilizes services and engages in operating transactions in the normal course of business with CONSOL. The following represents a summary of the significant transactions of this nature:

CNX Gas agreed in the master separation agreement not to take any action that would cause a default under CONSOL’s debt instruments. The indenture for CONSOL’s 7.875% Notes due March 1, 2012 in the principal amount of approximately $250 million requires that all subsidiaries of CONSOL that incur third party debt must also guaranty these notes. Thus, as a result of CNX Gas entering into its unsecured $200 million credit agreement with third party commercial lenders in October 2005, CNX Gas and its subsidiaries guaranteed CONSOL’s 7.875% Notes. In addition, if CNX Gas were to grant liens to a lender as part of a future borrowing, this indenture would require CNX Gas to ratably secure both the 7.875% Notes.

Under CNX Gas’ master cooperation and safety agreement with CONSOL, CONSOL incurs drilling costs related to gob gas production due to the necessity to de-gas coal mines in connection with production for safety reasons. CNX Gas estimates that the cost to CONSOL of drilling these wells was $7,101,000 in 2007. CNX Gas captures and markets the gas from these wells and, therefore, benefits from this drilling activity, although it is not burdened with the cost to drill these gob wells. CNX Gas is responsible for the costs incurred to gather and deliver the gob gas to market. Unless CNX Gas chooses to drill, all gob well drilling costs are borne by CONSOL and only the collection and processing costs are reflected in CNX Gas’ financial statements.

CONSOL pays for metered power at some mining operations in which CNX Gas conducts its operations. CNX Gas then reimburses CONSOL for CNX Gas’ allocable share of such metered power on a monthly basis, which amounts to approximately $200,000 per month.

During 2007, CONSOL made cash payments to Nicholas J. Deluliis (President and Chief Executive Officer of CNX Gas) and Ronald E. Smith (retired Executive Vice President and Chief Operating Officer of CNX Gas) of $606,305.33 and $4,128,310.64, respectively, in connection with their election to receive accrued benefits under a CONSOL retirement restoration plan and their entering into letter agreements in which, among other matters, each agreed that he had no further claim under this plan or for other deferred compensation benefits from CONSOL.

CNX Gas employees may elect to participate in a defined contribution investment plan administered by CONSOL. Amounts charged to expense by CNX Gas for matching and other contributions in the investment plan were $1,233,000 for the twelve months ended December 31, 2007. CONSOL charges CNX Gas the actual matching amounts contributed by CONSOL on behalf of CNX Gas’ employees.

Eligible employees may also participate in a long-term disability plan administered by CONSOL. Benefits for this plan are based on a percentage of monthly earnings, offset by all other income benefits available to the disabled. CNX Gas’ allocation of the long-term disability plan expense under this plan was $493,000 for the twelve months ended December 31, 2007. Allocation of the expense for this plan is based on the percentage of CNX Gas’ active salary employees compared to the total active salary employees covered by the plan.

CONSOL has provided financial guarantees on behalf of CNX Gas. At December 31, 2007, these financial guarantees are as follows:

•

CONSOL guarantees up to $10 million of any unpaid obligations of CNX Gas with respect to the agreement dated May 26, 2004 between CNX Gas and Equitable Energy, LLC, relating to purchases and/or trades of natural gas and/or natural gas products, electric energy or capacity, financial derivatives or related contracts. CONSOL has the right to terminate the guaranty by providing Equitable Energy, LLC 30 day’s written notice.

•

CNX Gas has an agreement dated December 31, 2004 with Baltimore Gas and Electric Company that guarantees the prompt and complete payment of all obligations and amounts owed to Baltimore Gas and Electric Company related to the purchase and/or sale of natural gas. CONSOL has guaranteed any unpaid obligations of CNX Gas related to this agreement, up to $3 million. The guarantee will continue in force until 30 days prior written notice is given from CONSOL to Baltimore Gas and Electric Company.

•

CONSOL is the guarantor of the agreement dated October 22, 2004 between CNX Gas and East Tennessee Natural Gas, LLC, relating to the sale, purchase, exchange, storage or transportation of natural gas. CONSOL has guaranteed any unpaid obligation of CNX Gas related to this agreement, limited to $100,000 in the aggregate, plus reasonable costs and expenses incurred by East Tennessee Natural Gas, LLC, in collecting the obligation and/or enforcing this guarantee. In the event that CNX Gas defaults in the payment of any of the obligations, within 30 days after receiving written notice from East Tennessee Natural Gas, LLC, CONSOL shall make such payment or otherwise cause the same to be paid.

•

CONSOL has an agreement dated October 29, 2004 with Sequent Energy Management to guarantee the obligations of CNX Gas relating to the purchase, sale or exchange of natural gas or other hydrocarbons or non-combustible gases. The amount of this obligation fluctuates based on gas prices and contracted volumes.

•

CONSOL guaranteed the obligations of CNX Gas up to a maximum amount of approximately $53 million under the agreements entered into between CNX Gas and East Tennessee Natural Gas, LLC related to the Jewell Ridge lateral gas pipeline.

With respect to the above guarantees which relate to contracts of one of CNX Gas’ subsidiaries, CNX Gas believes that over time, the counterparties to those guarantees will release CONSOL from its performance obligations, in the event the offer and subsequent merger are not consummated. Furthermore, CNX Gas does not believe this change will result in a material increase in cost to CNX Gas.

Accounting Treatment

Our acquisition of CNX Gas’ common stock will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS 141). Under SFAS 141, the total purchase price will be allocated to the fair value of assets acquired and liabilities assumed. Any excess of purchase price over the fair values of net assets acquired will be recorded as goodwill.

Fees and Expenses

Friedman, Billings, Ramsey & Co., Inc., is acting as our financial advisor in connection with the proposed acquisition of CNX Gas’ common stock. Under the terms of FBR’s engagement, CONSOL agreed to pay FBR a fee of $750,000 for rendering its opinion in connection with the offer. FBR also has a specific incentive for the offer and subsequent merger to be successful, as it will earn an additional customary fee of $2,250,000 contingent upon the consummation of the offer and subsequent merger. In addition, CONSOL has agreed to reimburse FBR for its reasonable expenses, including fees, disbursements and other charges of its counsel, and to indemnify FBR and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement.

Additionally, in the past, FBR and its affiliates have provided services to CONSOL and CNX Gas unrelated to the offer, for which FBR and its affiliates received compensation. In the ordinary course of business, FBR, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of CONSOL and CNX Gas and, accordingly, may at any time hold a long or short position in such securities.

We have retained MacKenzie Partners, Inc. as information agent in connection with the offer. The information agent may contact holders of CNX Gas common stock by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the offer to beneficial owners of CNX Gas common stock. We will pay the information agent customary fees for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the information agent against certain liabilities and expenses in connection with the offer, including certain liabilities under the U.S. federal securities laws.

In addition, we have retained National City Bank as the depositary and exchange agent with respect to the offer. We will pay the depositary and exchange agent reasonable and customary fees for its services in connection with the offer, will reimburse the depositary and exchange agent for its reasonable out-of-pocket expenses and will indemnify the depositary and exchange agent against certain liabilities and expenses in connection with the performance of its services.

We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND SUBSEQUENT MERGER

Some members of the management of CNX Gas and some members of the CNX Gas board of directors, including those who are also officers of CNX Gas, have interests in the proposed transaction that may be different from, or in addition to, the interests of the other stockholders of CNX Gas generally. The information set forth herein is based on the publicly-filed documents of CNX Gas that were available immediately preceding the date of this prospectus.

Severance Change in Control Agreements

CNX Gas has entered into change in control severance agreements with each of Messrs. DeIuliis, Gibbons (who subsequently left CNX Gas), Albert, Onifer, Johnson and Ms. Craig, which provide for payments to be made by CNX Gas upon the named executive officer’s termination, subject to the conditions set forth below, including CONSOL’s reemployment rights with respect to Messrs. DeIuliis, Onifer and Albert.

Pursuant to the terms of the respective agreements, such named executive officer will be eligible for benefits if he or she is terminated:

(1)	after, or in connection with, a change in control (as defined below) for any reason other than cause, death or disability or if, within the two-year period after a change in control, he or she is actually or constructively terminated, which includes the occurrence of: (a) an adverse change in his or her position; (b) a reduction in annual base salary or target bonus or a material reduction in employee benefits; (c) a material change in circumstances, including a material change in the scope of CNX Gas’ business, as determined by the named executive officer, which has rendered the named executive officer unable to carry out his or her duties; (d) the liquidation, dissolution, merger, consolidation or reorganization of CNX Gas or transfer of all or substantially all of CNX Gas’ business or assets; or (e) the relocation of the named executive officer’s principal work location to a location that increases his or her normal commute by 50 miles or more or that requires travel increases by an unreasonable amount; or

(2)	other than for cause, death or disability, not more than three months prior to the date on which a change in control occurs or at the request of a third party who consummates a change in control within twelve months of the termination date and upon the execution of a release, the terms of which are set forth below.

Payments to be made pursuant to the agreements include:

(1)	a lump sum cash payment equal to (x) (i) a multiple of the named executive officer’s base pay, plus (ii) a multiple of the named executive officer’s incentive pay (the multiple, in each case, for Mr. DeIuliis is 2.5, and for Messrs. Gibbons, Albert, Onifer, Johnson and Ms. Craig is 2.0); and (y) a pro rated payment of his or her incentive pay for the year in which his or her termination of employment occurs;

(2)	for 24 months (30 months in the case of Mr. DeIuliis), the continuation of medical and dental coverage (or a lump sum payment in lieu of continuation at the election of CNX Gas);

(3)	if the named executive officer would have been eligible for post-retirement medical and dental coverage had he or she retired from employment during the period of 24 months (30 months in the case of Mr. DeIuliis) following termination of employment but is not so eligible because of the termination, then at the end of the 24 month (30 months in the case of Mr. DeIuliis) period described in (b), CNX Gas will provide continued medical and dental coverage comparable to that which would have been available to him or her under the CNX Gas post-retirement medical and dental benefits program for as long as such coverage would have been available under that program (or a lump sum cash payment in lieu of continuation at the election of CNX Gas);

(4)	a lump sum cash payment equal to the amount that the named executive officer would have received under CNX Gas’ 401(k) plan as a match, had he or she been eligible to participate in CNX Gas’ 401(k) plan for 24 months (30 months in the case of Mr. DeIuliis) after his or her termination date, and had he or she contributed the maximum amount to the plan for the match;

(5)	a lump sum cash payment equal to the difference between the present value of his or her accrued pension benefits at his or her termination date under CNX Gas’ qualified defined benefit plan and (if eligible) any pension restoration plan (together, the “pension plans”) and the present value of the accrued pension benefits to which the named executive officer would have been entitled under the pension plans had he or she continued participation in those plans for 24 months (30 months in the case of Mr. DeIuliis) after his or her termination date;

(6)	a lump sum cash payment of $25,000 in order to cover the cost of outplacement assistance services and other expenses associated with seeking other employment; and

(7)	any amounts earned, accrued or owing but not yet paid as of his or her termination date, payable in a lump sum, and any benefits accrued or earned in accordance with the terms of any applicable benefit plans and programs of CNX Gas.

In addition, upon a change in control, all equity awards held by the named executive officer in CNX Gas and CONSOL will become fully vested and/or exercisable on the date the change in control occurs and all stock options or stock appreciation rights will remain exercisable for the period set forth in the applicable award agreement.

The change in control severance agreement for each of Messrs. DeIuliis, Onifer and Albert also provides that in the event that his employment is terminated in connection with a change in control for any reason other than death, disability or cause or if he is constructively terminated as described above (other than in the event of a change in control of CONSOL), CONSOL may, in its sole discretion, elect on or before the 30th day following his termination date to reemploy the named executive officer on a full time basis in a salaried position. In the event CONSOL elects to reemploy him, he shall be entitled to receive generally comparable annual base salary, incentive pay and employee benefits from CONSOL for a period not extending beyond the two year anniversary of the change in control (the “reemployment period”). If he refuses or fails to accept CONSOL’s offer of reemployment, he will not be considered to have terminated employment with CNX Gas and will not receive any benefits under the above-described change in control severance agreements.

Upon any reemployment by CONSOL, the executive officers must agree and acknowledge that no compensation and benefits will be payable to them under the change in control severance agreement, except by CONSOL during the reemployment period and they will terminate their agreements with CNX Gas and execute a new change in control severance agreement with CONSOL. If, however, CONSOL terminates the executive officer’s employment with it during the reemployment period, CONSOL will have to pay the officer the change in control payments and benefits described above offset by any salary, incentive pay and months of benefits, as applicable, received by him from CONSOL during the reemployment period.

In the event Messrs. DeIuliis, Onifer or Albert are terminated under circumstances described above and CONSOL does not exercise its right to reemploy the executive officer, CNX Gas may, in its sole discretion, elect to delay the officer’s termination date for up to 24 months (the “consultancy period”). During the consultancy period, he must be available to provide advice and assistance to CNX Gas. In no event may the executive officer be required to provide more than five (5) hours of consulting services per work week without his consent and he will be permitted to engage in other business activities, subject to some restrictions. If CNX Gas elects to provide for a consultancy period, he will continue to receive his annual base salary and employee benefits during the consultancy period and the change in control payments and benefits described above will be offset by such amounts and benefits provided to the officer during the consultancy period.

With respect to each of Messrs. DeIuliis, Gibbons and Johnson, if it is determined that any payment or distribution by CNX Gas to or for his or her benefit would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), CNX Gas will pay to him or her a “gross-up payment” subject to some limitations, such that the net amount retained by him or her after deduction of any excise tax imposed under Section 4999 of the Code, and any tax imposed upon the gross-up payment, will be equal to the amount otherwise due absent any excise tax.

To be eligible for payments and benefits provided for under the change in control severance agreements, the named executive officer is required to execute, and not revoke, a written release of any and all claims against CNX Gas and all related parties, including CONSOL and/or its affiliates, with respect to all matters arising out of the executive’s employment (other than entitlements under the terms of the change in control severance or under any other plans or programs of CNX Gas or CONSOL in which the executive participated and under which the executive has accrued or become entitled to a benefit) or a termination thereof. In the event that CONSOL elects to reemploy the executive or CNX Gas elects to have any of the named executive officers provide consulting services, then all payments of compensation, incentive pay and benefits shall be subject, at CONSOL’s or CNX Gas’ election, to the executive’s execution and non-revocation of a release at the time his reemployment or consulting period commences and at the time of any subsequent termination during the reemployment or consulting period, as the case may be.

The change in control severance agreements contain a confidentiality provision which provides that the named executive officer will not disclose any confidential or proprietary information to any person not employed by CNX Gas, or use such information in connection with engaging in competition with CNX Gas (including CONSOL and its subsidiaries). The provision will not apply (i) in the course of the business of and for the benefit of CNX Gas, CONSOL or their subsidiaries, (ii) if such information has become, through no fault of the executive, generally known to the public, or (iii) if the executive is required by law to make disclosure.

In addition to the confidentiality agreements, CNX Gas’ obligations to provide payments and benefits under the change in control severance agreements are expressly conditioned upon the executive’s covenants not to compete with, and not to solicit employees from, CNX Gas (including CONSOL and its subsidiaries). The non-competition provision of the agreements prohibits the executive from engaging in (directly or indirectly), having any substantial ownership interest (i.e., a greater than 5% interest in the outstanding voting stock), or participating in the financing, operation, management or control of any restricted entity without the prior written consent of the Board of Directors of CNX Gas for a period of one year. The non-solicitation provision prohibits the executive from soliciting, encouraging or taking action to induce CNX Gas employees to terminate their employment with CNX Gas, or interfering with CNX Gas’ contractual or employment relationship with any such employee for a period of two years.

Severance Pay Plan for Salaried Employees

Eligible employees of CNX Gas are entitled to benefits under the CONSOL Inc. Severance Pay Plan immediately upon completion of one year of continuous service with CNX Gas. Pursuant to the plan, upon termination, the named executive officer is entitled to one week’s compensation for each completed full year of continuous service, up to a maximum of 25 weeks’ compensation, subject the plan’s reemployment provisions described below. Benefits under the plan do not apply where the officer is terminated for cause or resigns, or where such officer’s employment ends in connection with the sale of stock or all or part of CNX Gas’ assets and the officer is offered employment by the purchaser (or its affiliate).

Calculation of the one week’s compensation is on the basis of straight time pay (excluding any bonus or overtime compensation) for such employee’s permanently assigned position. In addition to severance benefits, employees will be granted any vacation pay to which they are entitled. Officers with less than one year of service will be paid only to and including the date of termination.

In the event that the terminated officer is re-employed as a full-time employee before the severance pay period has expired, the employee is required to reimburse CNX Gas for the amount of severance benefits which relate to the unexpired period. If the officer was granted vacation pay, the officer may, at his option, remit the vacation pay to CNX Gas and schedule a later vacation at a time mutually agreed upon with CNX Gas.

Officers will not be entitled to severance under this plan unless and until such officer executes, and does not revoke, a release, deemed satisfactory by CNX Gas, waiving any and all claims against CNX Gas, its affiliates and subsidiaries and all related parties.

Stock, Stock Options, Restricted Stock Units and Performance Share Units

CNX Gas has made awards of stock options, restricted stock units and performance share units under the CNX Gas Equity Incentive Plan.

Set forth below are the names of the directors and executive officers of CNX Gas along with the number of shares beneficially owned as of February 8, 2008. In addition, footnotes to this table set forth among other matters, any vested or unvested options or restricted stock units which they hold.

James E. Altmeyer, Sr.	26,959	[1]
Philip W. Baxter	75,193	[2]
Raj K. Gupta	17,259	[3]
J. Brett Harvey	15,625
William J. Lyons	6,936	[4]
John R. Pipski	9,759	[5]
Joseph T. Williams	10,207	[6]
Randall Albert	12,081	[7]
Nicholas J. DeIuliis	146,740	[8]
Mark D. Gibbons	75
Stephen W. Johnson	25,151	[9]
J. Michael Onifer	12,500	[10]

(1)	For Mr. Altmeyer includes (i) 17,200 shares held jointly by Mr. Altmeyer and his spouse and (ii) 1,105 shares underlying restricted stock units which will vest and options to purchase 1,696 shares which are currently exercisable or will become exercisable by April 30, 2008. Does not include 5,254 shares underlying restricted stock units which have not vested nor 848 stock options that are not exercisable by April 30, 2008.
(2)	For Mr. Baxter includes (i) 23,750 shares held by the Philip W. Baxter Trust, of which Mr. Baxter is a trustee and (ii) 2,323 shares underlying restricted stock units which will vest and options to purchase 3,391 shares which are currently exercisable or will become exercisable by April 30, 2008. Does not include shares underlying restricted stock units which have not vested nor 3,391 stock options that are not exercisable by April 30, 2008.
(3)	For Mr. Gupta includes (i) 6,000 shares held jointly by Mr. Gupta and his spouse and (ii) 1,105 shares underlying restricted stock units which will vest and options to purchase 848 shares which are currently exercisable or will become exercisable by April 30, 2008. Does not include 5,254 shares underlying restricted stock units which have not vested nor 848 stock options that are exercisable by April 30, 2008.
(4)	For Mr. Lyons includes 4,687 shares held jointly by Mr. Lyons and his spouse.
(5)	For Mr. Pipski includes 1,105 shares underlying restricted stock units which will vest and options to purchase 1,696 shares which are currently exercisable or will become exercisable by April 30, 2008. Does not include 5,254 shares underlying restricted stock units which have not vested nor 848 stock options that are not exercisable by April 30, 2008.
(6)	For Mr. Williams includes 2,394 shares underlying stock options which are currently exercisable or will become exercisable by April 30, 2008. Does not include 1,626 shares underlying restricted stock units which have not vested nor an additional 4,790 stock options that are not exercisable by April 30, 2008.
(7)	For Mr. Albert includes 11,111 shares underlying options which are currently exercisable or will become exercisable by April 30, 2008. Does not include 17,724 stock options that are not exercisable by April 30, 2008.

(8)	For Mr. DeIuliis includes 140,740 shares underlying stock options which are currently exercisable or will become exercisable by April 30, 2008. Does not include 303,509 stock options that are not exercisable by April 30, 2008.
(9)	For Mr. Johnson includes options to purchase 21,667 shares which are currently exercisable or will become exercisable by April 30, 2008. Does not include 1,485 shares underlying restricted stock units which have not vested nor 67,446 stock options that are not exercisable by April 30, 2008.
(10)	For Mr. Onifer includes options to purchase 21,667 shares which are currently exercisable or will become exercisable by April 30, 2008. Does not include 19,113 stock options that are not exercisable by April 30, 2008.

Under the 2006 Long-Term Incentive Program, performance share unit awards were made as follows to the current executive officers of CNX Gas: (i) Mr. Deluliis, an award of 73,306 units; (ii) Mr. Johnson, an award of 27,150 units; (iii) Mr. Gibbons, an award of 24,841 units; (iv) Mr. Onifer, an award of 5,280 units; and (v) Mr. Albert, an award of 5,083 units. The total number of performance share units earned, if any, by a participant is based on CNX Gas’ total stockholder return relative to the total stockholder return of each company in a peer group of companies for the period of October 11, 2006 to December 31, 2009. The performance share units represent a contingent right to receive a cash payment, determined by reference to the value of one share of CNX Gas common stock, depending upon the number of performance share units earned and becomes payable pursuant to the terms of the program. If the maximum level of performance is achieved at the end of this period, up to 250% of the initial units awarded can be earned.

Under the 2008 Long-Term Incentive Program, performance share units were awarded effective January 1, 2008 to the current executive officers of CNX Gas as follows: (i) Mr Deluliis, an award of 66,902 units; (ii) Mr. Johnson, an award of 27,983 units; (iii) Mr. Gibbons an award of approximately 20,102 units; (iv) Mr. Onifer, an award of 8,041 units; and (v) Mr. Albert, an award of 8,041 units. The total number of performance share units earned, if any, by a participant is based on CNX Gas’ total stockholder return relative to the total stockholder return of each company in a peer group of companies for the period of January 1, 2008 to December 31, 2010. The performance share units represent a contingent right to receive a cash payment, determined by reference to the value of one share of CNX Gas common stock, depending upon the number of performance share units earned and becomes payable pursuant to the terms of the program. If the maximum level of performance is achieved at the end of this period, up to 250% of the initial units awarded can be earned.

Effect of Change in Control

Stock Option Awards.    The vesting of options accelerate upon the occurrence of a defined “change of control” of CNX Gas and will be exercisable for the lesser of one year from the change in control or until the expiration of the applicable option term.

Restricted Stock Unit Awards.    Upon the occurrence of a defined “change in control” of CNX Gas, restricted stock units will vest.

Performance Share Unit Awards.    The Long-Term Incentive Programs of the CNX Gas Equity Incentive Plan provide that upon the occurrence of a defined “change of control” of CNX Gas, the value of performance share units earned will be distributed to named executive officers in cash on the closing date of the change in control transaction. The value of such units will be determined as of the closing date of the transaction (which is deemed to be the last day of the performance period.

Definitions under the Change in Control Severance Agreements and Plan.

The CNX Gas Equity Incentive Plan and the change in control severance agreements define a “change in control” with respect to CNX Gas to be the following:

(i) the acquisition by any individual, entity or group (within the meaning of section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934) (a “Person”) of beneficial ownership (within the meaning of Rule

13d-3 promulgated under the Exchange Act) of more than 25% of the combined voting power of the then outstanding voting stock of CNX Gas; provided, however, that for purposes of this clause (i), the following acquisitions will not constitute a change in control: (A) any issuance of voting stock of CNX Gas directly from CNX Gas that is approved by the Incumbent Board (as defined in clause (ii) below), (B) any acquisition by CNX Gas of voting stock of CNX Gas, (C) any acquisition of voting stock of CNX Gas by any employee benefit plan (or related trust) sponsored or maintained by CNX Gas or any subsidiary, (D) any acquisition of voting stock of CNX Gas by an underwriter holding securities of CNX Gas in connection with a public offering thereof, (E) any acquisition of voting stock by CONSOL and/or its subsidiaries, or (F) any acquisition of voting stock of CNX Gas by any person or entity pursuant to a Business Combination that complies with clauses (A), (B), (C) of clause (iii) below;

(ii) other than at a time when CONSOL and/or its subsidiaries beneficially own more than 50% of the total voting stock, individuals who constitute the Board of Directors of CNX Gas as of the effective date of the Plan (the “Incumbent Board,” as modified by this clause (ii)), cease for any reason to constitute at least a majority of the Board of Directors of CNX Gas; provided, however, that any individual becoming a director subsequent to such date whose election, or nomination for election by CNX Gas’ stockholders, was approved by a vote of at least two thirds of the directors then comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of CNX Gas in which such person is named as a nominee for director, without objection to such nomination) will be deemed to have then been a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person or entity other than the Board of Directors of CNX Gas;

(iii) consummation of a reorganization, merger or consolidation of CNX Gas or a sale or other disposition (whether by sale, taxable or nontaxable exchange, formation of a joint venture or otherwise) of all or substantially all of the assets of CNX Gas, or other transaction involving CNX Gas (each, a “Business Combination”), unless, in each case, immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of voting stock of CNX Gas immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding shares of voting stock of the entity resulting from such Business Combination or any direct or indirect parent corporation thereof (including, without limitation, an entity which as a result of such transaction owns CNX Gas or all or substantially all of CNX Gas’ assets either directly or through one or more subsidiaries), (B) no person or entity, other than CNX Gas and/or CONSOL and/or its subsidiaries, beneficially owns 25% or more of the combined voting power of the then outstanding shares of voting stock of the entity resulting from such Business Combination or any direct or indirect parent corporation thereof (disregarding all “acquisitions” described in subsections (A)—(C) of clause (i)), and (C) other than at a time when CONSOL and/or its subsidiaries beneficially own more than 50% of the total voting stock, at least a majority of the members of the board of directors of the entity resulting from such Business Combination or any direct or indirect parent corporation thereof were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board of Directors of CNX Gas providing for such Business Combination; or

(iv) approval by the stockholders of CNX Gas of a complete liquidation or dissolution of CNX Gas, except pursuant to a Business Combination that complies with clauses (A), (B) and (C) of clause (iii).

Additionally, the Plan defines a change in control as: other than at a time when CONSOL and/or its subsidiaries beneficially own less than 50% of the total voting stock of CNX Gas, the earliest to occur of: (i) any one “person” as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (other than (A) CONSOL, (B) any trustee or other fiduciary holding securities under an employee benefit plan of CONSOL, and (C) any corporation owned, directly or indirectly, by the stockholders of CONSOL in substantially the same proportions as their ownership of shares of CONSOL’s common stock), or more than one “person” acting as a “group,” is or becomes the “beneficial owner” (as defined in Section 13d-3 under the Securities Exchange Act of 1934) of shares of common stock of CONSOL that, together with the shares held by such “person” or “group,” possess more than 50% of the total fair market value or voting power of CONSOL’s shares of common stock; (ii) a majority of the members of CONSOL’s Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of CONSOL’s Board of Directors prior to the date of appointment or election; or (iii) the sale of all or substantially all of CONSOL’s assets.

The change in control severance agreements further define a change in control to include any change in control of CONSOL, which is defined as follows:

(i) the acquisition after the date hereof by any person or entity of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of more than 25% of the combined voting power of the then outstanding voting stock of CONSOL; provided, however, that for purposes of this clause (i), the following acquisitions will not constitute a change in control: (A) any issuance of voting stock of CONSOL directly from CONSOL that is approved by the Incumbent Board of CONSOL (as defined in clause (ii) below), (B) any acquisition by CONSOL and/or its subsidiaries of voting stock of CONSOL, (C) any acquisition of voting stock of CONSOL by any employee benefit plan (or related trust) sponsored or maintained by CONSOL and/or its subsidiaries, (D) any acquisition of voting stock of CONSOL by an underwriter holding securities of CONSOL in connection with a public offering thereof, or (E) any acquisition of voting stock of CONSOL by any person or entity pursuant to a Business Combination that complies with clauses (A), (B), (C) of clause (iii) below;

(ii) individuals who constitute the CONSOL Board of Directors (the “Incumbent Board of CONSOL,” as modified by this clause (ii)), cease for any reason to constitute at least a majority of the CONSOL Board of Directors; provided, however, that any individual becoming a director subsequent to such date whose election, or nomination for election by the CONSOL stockholders, was approved by a vote of at least two thirds of the directors then comprising the Incumbent Board of CONSOL (either by a specific vote or by approval of the proxy statement of CONSOL in which such person is named as a nominee for director, without objection to such nomination) will be deemed to have then been a member of the Incumbent Board of CONSOL, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person or entity other than the CONSOL board;

(iii) consummation of a reorganization, merger or consolidation of CONSOL, a sale or other disposition (whether by sale, taxable or nontaxable exchange, formation of a joint venture or otherwise) of all or substantially all of the assets of CONSOL, or other transaction involving CONSOL (each, a “Business Combination of CONSOL”), unless, in each case, immediately following such Business Combination of CONSOL, (A) all or substantially all of the individuals and entities who were the beneficial owners of voting stock of CONSOL immediately prior to such Business Combination of CONSOL beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding shares of voting stock of the entity resulting from such Business Combination of CONSOL or any direct or indirect parent corporation thereof (including, without limitation, an entity which as a result of such transaction owns CONSOL or all or substantially all of CONSOL’s assets either directly or through one or more subsidiaries), (B) no person or entity, other than CONSOL beneficially owns 25% or more of the combined voting power of the then outstanding shares of voting stock of the entity resulting from such Business Combination of CONSOL or any direct or indirect parent corporation thereof (disregarding all “acquisitions” described in subsections (A)—(C) of clause (i)), and (C) at least a majority of the members of the board of directors of the entity resulting from such Business Combination of CONSOL or any direct or indirect parent corporation thereof were members of the Incumbent Board of CONSOL at the time of the execution of the initial agreement or of the action of the CONSOL board providing for such Business Combination of CONSOL; or

(iv) approval by the stockholders of CONSOL of a complete liquidation or dissolution of CONSOL, except pursuant to a Business Combination of CONSOL that complies with clauses (A), (B) and (C) of clause (iii).

“Disability” is defined generally under the Plan to mean a participant’s inability, because of physical or mental incapacity or injury (that has continued for a period of at least 12 consecutive months), to perform for CNX Gas or an affiliate substantially the same services as he or she performed prior to incurring such incapacity or injury.

“Disability” is defined under the change in control severance agreements to mean the executive becomes permanently disables within the meaning of, and begins to actually receive benefits pursuant to, the long-term disability plan in effect for, and applicable to, the executive.

CONSOL does not believe that a defined “change-in-control” under the Change in Control Severance Agreements and Plan will occur upon consummation of the offer and the short form merger.

Treatment of Options, Restricted Stock Units and Performance Share Units

CNX Gas has informed CONSOL that it does not expect to make any payments pursuant to the change in control severance agreements as a result of the offer and short form merger.

However, based on discussions with CNX Gas, CONSOL anticipates that the following will occur with respect to CNX Gas restricted stock units and stock options held by employees and directors upon the closing of the offer: (i) holders of restricted stock units at the closing of the offer will have their units cancelled in exchange for a cash payment per restricted stock unit equal to the average of the closing prices of CNX Gas common stock reported on the New York Stock Exchange for the five consecutive trading days (which includes the trading day the offer closes) preceding the closing of the offer, and (ii) holders of stock options (both exercisable and non-exercisable) will have their options cancelled in exchange for a cash payment per option held from CNX Gas equal to the product of (x) the number of shares of CNX Gas common stock underlying such options and (y) the average of the closing prices of CNX Gas common stock reported on the New York Stock Exchange for the five consecutive trading days (which includes the trading day the offer closes) preceding the closing of the offer, minus the option exercise price.

Based on discussions with CNX Gas, CONSOL anticipates that upon the closing of the offer holders of performance share units, at their election, will receive for each performance share unit earned: (i) a cash payment in an amount of the average of the closing prices of CNX Gas common stock reported on the New York Stock Exchange for the five trading days, including the day the offer closes, preceding the closing of the offer or (ii) be converted into shares of CNX Gas which will be converted in the short form merger into shares of CONSOL at the exchange ratio in this offer (provided that if the aggregate elections by holders of performance share units would result in an aggregate of more than 2,500,000 shares of CNX Gas being issued under the CNX Gas Equity Incentive Plan, the elections will be pro rated to reduce the aggregate CNX Gas Shares to be issued to 2,500,000). In each case the performance measuring date for purposes of determining the number of earned units will be the closing date of this offer. Assuming that the average of the trading prices was the CNX Gas equivalent price as of January 28, 2008 based on the offer exchange ratio ($33.70 per share) and assuming the measurement date was February 5, 2008, the current executive officers of CNX Gas assuming they remain in the employ of CNX Gas upon closing of the offer and short-form merger would be entitled to the following cash payments (absent an election to receive shares): (i) Mr. Deluliis, approximately $9.6 million; (ii) Mr. Johnson, approximately $3.8 million; (iii) Mr. Gibbons —*; (iv) Mr. Onifer, approximately $1.0 million; and (v) Mr. Albert, approximately $1.0 million. The actual payments (or shares in lieu of cash) may be more or less than these amounts depending upon, among other matters, the average trading price of CNX Gas common stock and the peer group companies.

*	Mr. Gibbons left CNX Gas on February 20, 2008.

COMPARISON OF RIGHTS OF HOLDERS OF CNX GAS COMMON STOCK AND HOLDERS OF CONSOL COMMON STOCK

Because CNX Gas and CONSOL are both organized under the laws of the State of Delaware, the differences in the rights of a CNX Gas stockholder and the rights of a CONSOL stockholder arise from differences in the organizational documents of CNX Gas and CONSOL, rather than from differences of law. The following summary highlights material differences between the current rights of holders of CONSOL’s common stock and holders of CNX Gas’ common stock. This summary is not a complete discussion of the certificates of incorporation and by-laws of CONSOL and CNX Gas or the stockholders’ rights plan of CONSOL, and is qualified in its entirety by reference to the specific provisions of these documents, which we incorporate by reference into this prospectus. Copies of each company’s certificate of incorporation and by-laws and CONSOL’s stockholders’ rights plan have been filed with the SEC. See “Where You Can Find More Information” beginning on page 93.

CAPITAL STOCK

CNX GAS	CONSOL
AUTHORIZED STOCK
CNX Gas’ amended and restated certificate of incorporation authorizes CNX Gas to issue 205,000,000 shares consisting of 200,000,000 shares of common stock and 5,000,000 shares of preferred stock.	CONSOL’s restated certificate of incorporation authorizes CONSOL to issue 515,000,000 shares consisting of 500,000,000 shares of common stock and 15,000,000 shares of preferred stock.

CNX Gas’ board of directors has the authority to issue one or more series of preferred stock, having terms designated by CNX Gas’ board.	CONSOL’s board of directors has the authority to issue one or more series of preferred stock, having terms designated by CONSOL’s board.

As of January 31, 2008, there were 150,916,698 shares of common stock and no shares of preferred stock outstanding. CNX Gas’ common stock is listed on the New York Stock Exchange.	As of January 31, 2008, there were 182,502,996 shares of common stock and no shares of preferred stock outstanding. CONSOL’s common stock is listed on the New York Stock Exchange.

VOTING RIGHTS

Each share of CNX Gas’ common stock entitles its holder to one vote on all matters on which stockholders are entitled to vote.	Each share of CONSOL’s common stock entitles its holder to one vote on all matters on which stockholders are entitled to vote.

CONVERSION RIGHTS

CNX Gas’ common stock is not subject to any conversion rights.	CONSOL’s common stock is not subject to any conversion rights.

NOTICE OF STOCKHOLDER PROPOSALS

CNX Gas’ second amended and restated bylaws provide that any CNX Gas stockholder who is entitled to vote at an annual meeting may propose legally proper business to be voted on by CNX Gas stockholders at the annual	CONSOL’s third amended and restated bylaws provide that any CONSOL stockholder who is entitled to vote at an annual meeting may propose legally proper business to be voted on by CONSOL meeting, but only if the stockholder delivers notice of the proposal in writing to CNX Gas’ Secretary. For an annual meeting, the Secretary must receive the notice not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which the public announcement of the date of such meeting is first made.

For a special meeting, the Secretary must receive the notice not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which the public announcement is first made of the date of the special meeting.

Such stockholder’s notice shall set forth:

•     for the nomination of directors, all information relating to such nominee that is required to be disclosed under SEC rules to be included in a proxy statement soliciting proxies for the election of the nominee as a director (including such person’s consent to being named as a nominee and to serving as a director if elected);

•     for other business, a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder; and

•     as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder (as in CNX Gas’ stock ownership records), and of such beneficial owner, (ii) the class and number of shares which are owned beneficially and of record by such stockholder and a representation that such owners intends to appear in person or by proxy at the meeting to propose such business or nomination, and stockholders at the annual meeting, but only if the stockholder delivers notice of the proposal in writing to CONSOL’s Secretary. For an annual meeting, the Secretary must receive the notice not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which the public announcement of the date of such meeting is first made.

For a special meeting, the Secretary must receive the notice not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which the public announcement is first made of the date of the special meeting.

Such stockholder’s notice shall set forth:

•     for the nomination of directors, all information relating to such nominee that is required to be disclosed under SEC rules to be included in a proxy statement soliciting proxies for the election of the nominee as a director (including such person’s consent to being named as a nominee and to serving as a director if elected);

•     for other business, a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder; and

•     as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder (as in CONSOL’s stock ownership records), and of such beneficial owner, (ii) the class and number of shares which are owned beneficially and of record by such stockholder and a representation that such owners intends to appear in person or by proxy at the meeting to propose such

         (iii) a representation whether the stockholder or beneficial owner, if any, intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of CNX Gas’ outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or otherwise to solicit proxies from stockholders in support of such proposal or nomination.

Notwithstanding the above, CNX Gas’ amended and restated certificate of incorporation states that any such advance notice procedure for the nomination of directors is not applicable to CONSOL until the first date on which they fail to own at least fifty percent (50%) of CNX Gas’ issued and outstanding common stock.

         business or nomination, and (iii) a representation whether the stockholder or beneficial owner, if any, intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of CONSOL’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or otherwise to solicit proxies from stockholders in support of such proposal or nomination.

B OARD OF DIRECTORS

CNX GAS	CONSOL
NUMBER OF DIRECTORS
CNX Gas’ amended and restated certificate of incorporation provides that the number of directors shall be not less than 3 nor more than 11, as may be fixed from time to time by resolutions duly adopted by a majority of the board.	CONSOL’s third amended and restated bylaws provide that the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the board.

CLASSIFIED BOARD
All of CNX Gas’ directors are in one class and elected annually. Effective upon the date when CONSOL first fails to beneficially own at least fifty percent (50%) of CNX Gas’ issued and outstanding common stock, the board of directors will be divided into three classes of directors, as nearly equal in members as possible.	All of CONSOL’s directors are in one class and elected annually.

REMOVAL OF DIRECTORS

The CNX Gas amended and restated certificate of incorporation provides that prior to the date when CONSOL first fails to beneficially own at least fifty percent (50%) of CNX Gas’ issued and outstanding common stock, any director or the entire board can be removed from office with or without cause by the affirmative vote of a majority of the outstanding shares of common stock. Following such date, no director is permitted to be removed except for cause and by a vote of holders of at least 66 2/3% of the voting power of CNX Gas’ outstanding shares of stock.	Neither the CONSOL third amended and restated bylaws nor the restated certificate of incorporation contain any express provisions with respect to the removal of directors, however Delaware law provides that any director or the entire board of directors can be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

FILLING OF BOARD VACANCIES

The CNX Gas amended and restated certificate of incorporation provides that prior to the date when CONSOL first fails to beneficially own at least fifty percent (50%) of CNX Gas’ issued and outstanding common stock, a vacancy or vacancies created by any director(s) removed may be filled by the affirmative vote of a majority of the outstanding shares of common stock. Following such date, any vacancy occurring on the board and any newly created directorship may only be filed by a majority of the remaining directors or by the sole remaining director in office. In the event of death, resignation, retirement, removal or disqualification of a director during his or her elected term, his or her successor shall serve until the next stockholders’ meeting at which directors are elected and until his or her successor is elected and qualified or until his or her earlier resignation or removal.	CONSOL’s third amended and restated bylaws provide that vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the board, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders at which directors are elected and until such director’s successor shall have been duly elected and qualified.

NOMINATION OF DIRECTORS

CNX Gas’ second amended and restated bylaws provide that a CNX Gas stockholder who was a stockholder of record at the time of giving notice who is entitled to vote at the annual meeting may nominate one or more directors for election, but only if the stockholder delivers timely written notice to the CNX Gas secretary. The timing requirements for receiving the notice are similar as for receiving notice of stockholder proposals described above. The notice must include:

•     such information concerning each nominee as would be required under SEC rules to be included in a proxy statement soliciting proxies for the election of the nominee as a director (as well as such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected)

•     as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address of such stockholder (as in CNX Gas’ stock ownership records), and of such beneficial owner, (ii) the class and number of shares which are owned beneficially and of record by such stockholder and a representation that such owner intends to appear in person or by proxy at the meeting to propose such nomination, and (iii) whether the stockholder

CONSOL’s third amended and restated bylaws provide that a CONSOL stockholder who was a stockholder of record at the time of giving notice who is entitled to vote at the annual meeting may nominate one or more directors for election, but only if the stockholder delivers timely written notice to the CONSOL secretary. The timing requirements for receiving the notice are similar as for receiving notice of stockholder proposals described above. The notice must include:

•     such information concerning each nominee as would be required under SEC rules to be included in a proxy statement soliciting proxies for the election of the nominee as a director (as well as such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected)

•     as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address of such stockholder (as in CONSOL’s stock ownership records), and of such beneficial owner, (ii) the class and number of shares which are owned beneficially and of record by such stockholder and a representation that such owner intends to appear in person or by or beneficial owner intends to deliver a proxy statement and/or form of proxy, and/or otherwise solicit proxies from stockholders.

In addition, if the number of directors to be elected to the board of directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors at least 100 days prior to the annual meeting, a stockholder’s notice will be deemed to be timely received, but only with respect to the nominees for any new positions created by such increase, if it is delivered not later than the close of business on the 10th day following the date of public disclosure of the meeting date.

For a special meeting, nominations of persons to be elected to the board of directors by or at the direction of the board of directors or a nominating stockholder must be made by notice to the CNX Gas secretary not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the date on which public announcement of the special meeting is made.

Notwithstanding the above, CNX Gas’ amended and restated certificate of incorporation states that any such advance notice procedure for the nomination of directors is not applicable to CONSOL until the first date on which they fail to own at least fifty percent (50%) of CNX Gas’ issued and outstanding common stock.

         proxy at the meeting to propose such nomination, and (iii) whether the stockholder or beneficial owner intends to deliver a proxy statement and/or form of proxy, and/or otherwise solicit proxies from stockholders.

In addition, if the number of directors to be elected to the board of directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors at least 100 days prior to the annual meeting, a stockholder’s notice will be deemed to be timely received, but only with respect to the nominees for any new positions created by such increase, if it is delivered not later than the close of business on the 10th day following the date of public disclosure of the meeting date.

For a special meeting, nominations of persons to be elected to the board of directors by or at the direction of the board of directors or a nominating stockholder must be made by notice to the CONSOL secretary not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the date on which public announcement of the special meeting is made.

ST OCKHOLDERS VOTING AGREEMENT

CNX Gas has no voting agreement or similar arrangement.	CONSOL has no voting agreement or similar arrangement.

OTHER MATTERS

CNX GAS	CONSOL
CALLING SPECIAL MEETIN GS OF STOCKHOLDERS
The CNX Gas amended and restated certificate of
incorporation provides that prior to the date when
CONSOL first fails to beneficially own at least fifty
percent (50%) of CNX Gas’ issued and outstanding
common stock and subject to the rights of the holders of
any series of preferred stock and except as required by
law, a special meeting of the stockholders may be called	The CONSOL third amended and restated bylaws
provide that subject to the rights of the holders of any
series of preferred stock, a special meeting of
stockholders may be called only by the Chairman of
the Board or by the board of directors pursuant to a
resolution adopted by a majority of the entire board.

only (i) by the Chairman of the board of directors, (ii)
by the board pursuant to a resolution approved by a
majority of the entire board or (iii) upon the written
request of the holders of a majority of the common stock
filed with the secretary of CNX Gas. Following such
date, special meetings may be called by the chairman or
a resolution adopted by the majority of CNX Gas’ board
of directors, but may not be called by holders of CNX
Gas common stock.

STOCKHOLDER ACTION BY WRITTEN CONSENT

The CNX Gas amended and restated certificate of
incorporation provides that prior to the date when
CONSOL first fails to beneficially own at least fifty
percent (50%) of CNX Gas’ issued and outstanding
common stock any action required or permitted to be
taken at any annual or special meeting may be taken
without a meeting, without prior notice and without a
vote, if a consent or consents in writing, setting forth the action so taken shall be signed by the holders of
outstanding capital stock having not less than the
minimum number of votes that would be necessary to
authorize or take such action at a meeting at which all
shares of capital stock entitled to vote thereon were
present and voted. Following such date, all stockholder
actions must be effected at a duly called annual or
special meeting of the stockholders, and may not by
effected by written consent.	The CONSOL third amended and restated bylaws
provide that the board of directors may fix a record
date so that CONSOL may determine the
stockholders entitled to consent to corporate action in
writing without a meeting. If no record date has been
fixed by the board of directors within 10 days of
receipt of a request, and no prior action by the board
of directors is required by applicable law, the record
date shall be the first date on which a signed written
consent setting forth the action taken or proposed to
be taken is delivered to CONSOL in the manner
prescribed in the bylaws. If no record date has been
fixed by the board of directors and prior action by the
board of directors is required by applicable law, the
record date for determining stockholders entitled to
consent to corporate action in writing without a
meeting shall be at the close of business on the date
on which the board of directors adopts the resolution
taking such prior action. Every written consent shall
bear the date of signature of each stockholder who
signs the consent and no written consent shall be
effective to take the corporate action referred to
therein unless, within 60 days of the earliest dated
written consent received by CONSOL, a written
consent or consents signed by a sufficient number of
holders to take such action are delivered to CONSOL
in the manner prescribed in the bylaws.

BUSINESS COMBINATIONS

The CNX Gas amended and restated certificate of
incorporation provides that CNX Gas will not be subject
to Section 203 of the Delaware General Corporation
Law (relating to Business Combinations with Interested
Stockholders). Following such date, Section 203 of the
Delaware General Business Corporation Law applies to
CNX Gas.	Section 203 of the Delaware General Corporation Law (relating to Business Combinations with Interested Stockholders) applies to CONSOL.

LIMITATION ON LIA BILITY OF DIRECTORS

CORPORATE OPPORTUNITIES AND CONFLICTS OF INTEREST INVOLVING CONSOL

The CNX Gas amended and restated certificate of
incorporation provides that no director shall be liable to
CNX Gas or our stockholders for monetary damages for
breach of fiduciary duty as a director, unless the
exemption or limitation of liability is not permitted
under Delaware law. Section 102(b)(7) of the Delaware
General Corporation Law requires liability (i) for any
breach of the director’s duty of loyalty to CONSOL or
its stockholders, (ii) for acts or omissions not in good
faith or which involve intentional misconduct or a
knowing violation of law, (iii) for unlawful payments of
dividends or unlawful stock repurchases or redemptions
under Section 174 of the General Corporation Law of
Delaware, or (iv) for any transaction from which the
director derived improper personal benefit.	The restated certificate of incorporation of CONSOL
provides that a director of CONSOL shall not be
personally liable to CONSOL or its stockholders for
monetary damages for breach of fiduciary duty as a
director, except for liability (i) for any breach of the
director’s duty of loyalty to CONSOL or its
stockholders, (ii) for acts or omissions not in good
faith or which involve intentional misconduct or a
knowing violation of law, (iii) under Section 174 of
the General Corporation Law of Delaware, or (iv) for
any transaction from which the director derived
improper personal benefit.

In addition, the CNX Gas amended and restated certificate of incorporation contains various provisions regarding corporate opportunities, agreements and transactions between CNX Gas and CONSOL, as well as the fiduciary duties of CONSOL and the directors and officers of CNX Gas.

S TOCKHOLDERS’ RIGHTS PLAN

CNX Gas has not adopted a stockholders’ rights plan.	CONSOL has adopted a stockholders’ rights plan under which its stockholders have been granted one preferred stock purchase right for each share of common stock held.

The purchase rights are not exercisable initially. However, upon the earlier of (i) ten business days after CONSOL announces that a person has acquired beneficial ownership of 15%, or more of CONSOL’s common stock (the tenth business day after this announcement is referred to as the “flip-in-date”), or (ii) the close of business on such date as may be fixed by the board of directors, which date shall not be more than 65 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding common stock, each purchase right, other than the purchase rights beneficially owned by the acquiring person, will become exercisable and entitle its holder to purchase from CONSOL that number of shares of CONSOL’s common stock as shall equal the result obtained by multiplying the purchase price by the then number of preferred share fractions for which a right was exercisable and then dividing that product by 50% of the then current market price per common share. Rights beneficially owned by the acquiring person become void.

In addition, CONSOL’s board of directors may, at its option, at any time after a flip-in-date and before the time the acquiring person becomes the owner of more than 50% of the outstanding shares of CONSOL’s stock, elect to exchange all of the outstanding purchase rights, other than those rights beneficially owned by the acquiring person, for shares of common stock at an exchange ratio prescribed in the rights agreement.

CONSOL’s board of directors may at any time before a flip-in-date redeem the rights in whole, but not in part, at a price of $0.01 per right.

The purchase rights may cause substantial dilution to a person or group that attempts to acquire a substantial number of shares of CONSOL’s common stock without approval of CONSOL’s board of directors. The rights will not interfere with any merger or other business combination with a third-party approved by CONSOL’s board of directors, because the board may, at any time prior to a flip-in-date, redeem the rights as described above or amend the rights agreement to render it inapplicable to a specific transaction.

C ERTIFICATE OF INCORPORATION

CNX Gas reserves the right at any time and from time to
time to amend, alter, change or repeal any provision
contained in the amended and restated certificate of
incorporation, and to add thereto any other provision
authorized by Delaware law.

Amendments to CNX Gas’ restated certificate of
incorporation are governed by Delaware law. Delaware
law generally provides that, to amend a corporation’s
certificate of incorporation, the corporation’s board of
directors must adopt a resolution setting forth the
proposed amendment and declaring its advisability. The
amendment then requires the affirmative vote of a
majority of all outstanding shares.

Amendments to CONSOL’s restated certificate of
incorporation are governed by Delaware law.
Delaware law generally provides that, to amend a
corporation’s certificate of incorporation, the
corporation’s board of directors must adopt a
resolution setting forth the proposed amendment and
declaring its advisability. The amendment then
requires the affirmative vote of a majority of all
outstanding shares.

B YLAWS

CNX Gas’ second amended and restated bylaws may be
adopted, amended, altered or repealed consistent with
law and subject to the provisions of the amended and
restated certificate of incorporation, and, once adopted,
any bylaw may be altered and repealed: (i) by the
affirmative vote of the holders of not less than sixty six
and two-thirds (66 2/3%) of the voting power of the
capital stock issued and outstanding and entitled to vote
thereon; or (ii) by the affirmative vote of a majority of
the board of directors; provided, however, that (a) any
adoption, amendment, alteration or repeal of the bylaws
by action of the board of directors shall require the
affirmative vote of a greater number of the directors if
so provided by the bylaws.	CONSOL’s third amended and restated bylaws may
be altered, amended, or repealed at any meeting of the
board of directors or of the stockholders, provided
notice of the proposed change was given in the notice
of the meeting and, in the case of a meeting of the
board of directors, in a notice given not less than two
days prior to the meeting. The board of directors may
adopt, amend or repeal any of the bylaws, including
bylaws adopted by the stockholders, but the
stockholders may from time to time specify
provisions of the bylaws that may not be amended or
repealed by the board of directors.

WHERE YOU CAN FIND MORE INFORMATION

CONSOL and CNX Gas file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that CONSOL and CNX Gas file at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms.

CONSOL and CNX Gas’ SEC filings are also available to the public from commercial retrieval services and at the website maintained by the SEC at www.sec.gov, on CONSOL’s website at www.consolenergy.com and CNX Gas’ website at www.cnxgas.com, as applicable. Reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We filed a registration statement on Form S-4 to register with the SEC the CONSOL common stock we will issue pursuant to the offer and the subsequent merger. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. We also filed with the SEC a tender offer statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act in connection with our offer. You may obtain copies of the Form S-4 and the Schedule TO (and any amendments to those documents) in the manner described above.

CNX Gas is required to file with the SEC a solicitation/recommendation statement on Schedule 14D-9 regarding the offer within ten business days from the date of the distribution of this prospectus and to disseminate this statement to CNX Gas stockholders. You may obtain a copy of the Schedule 14D-9 after it is filed (and any amendments to that document) in the manner described above.

Incorporation of SEC Filings

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in a later filed document incorporated by reference in this prospectus. This prospectus incorporates by reference the documents set forth below that CONSOL and CNX Gas have previously filed with the SEC. These documents contain important information about CONSOL and CNX Gas.

CO NSOL incorporated documents:

CO NSOL’S 2007 Proxy Statement filed with the SEC on March 30, 2007;

CO NSOL’S Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 19, 2008;

CO NSOL’S Current Reports on Form 8-K filed on February 25, 2008 and February 27, 2008; and

The description of CO NSOL’S common stock contained in its registration statement on Form 8-A12B filed with the SEC on March 24, 1999 (file no. 001-14901) together with the description of the associated preferred stock purchase rights included in CO NSOL’S registration statement on Form 8-A12G filed with the SEC on December 22, 2003.

CNX Gas incorporated documents:

CNX Gas’ 2007 Proxy Statement filed with the SEC on March 19, 2007;

CNX Gas’ Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 15, 2008;

CNX Gas’ Current Reports on Form 8-K filed on February 25, 2008; and

The description of CNX Gas’ common stock contained in its registration statement on Form 8-A12B, filed with the SEC on January 17, 2006 (file no. 001-32723).

All documents filed by CONSOL and CNX Gas pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC from the date of this prospectus to the date that shares of CNX Gas common stock are accepted for exchange pursuant to our offer and the period for perfecting appraisal rights in connection with the subsequent merger is concluded (or the date that our offer is terminated) are also deemed to be incorporated by reference into this prospectus.

All information contained in, or incorporated by reference into, this prospectus relating to CONSOL was provided by CONSOL. While CONSOL has included in this offer information concerning CNX Gas known to CONSOL, based primarily on filings by CNX Gas with the SEC, due to the nature of CONSOL’s affiliation with CNX Gas, CONSOL has not had complete, unrestricted access to CNX Gas’ books and records. Therefore, there may be material information concerning CNX Gas that is not available to CONSOL. CONSOL has no knowledge that would indicate that statements relating to CNX Gas contained or incorporated by reference in this offer to exchange are inaccurate or incomplete.

Documents incorporated by reference are available from us without charge upon written or oral request of CNX Gas stockholders to the information agent for the proposed transaction, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500. Exhibits to these documents will only be furnished if they are specifically incorporated by reference in this document. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

VALIDITY OF SHARES

The validity of the shares offered hereby will be passed upon by P. Jerome Richey, Esq., Senior Vice President, General Counsel and Secretary of CONSOL Energy Inc.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of CONSOL and of CNX Gas incorporated in this Prospectus by reference to CONSOL’s and CNX Gas’ Annual Reports on Form 10-K for the year ended December 31, 2007, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The information included in this prospectus relating to the proved reserves of gas and oil (including coal bed methane) of CONSOL as of December 31, 2007, 2006, 2005, 2004, and 2003 and as of March 31, 2005, is derived from reserve reports prepared or reviewed by Schlumberger Data and Consulting Services. The information included in this prospectus relating to the proved reserves of gas and oil (including coal bed methane) of CONSOL as of December 31, 2004 and 2003, is derived from reserve reports prepared or reviewed by Ralph E. Davis Associates, Inc. This information is included or incorporated by reference in this prospectus in reliance upon these firms as experts in matters contained in the reports.

MISCELLANEOUS

The offer is being made solely by this prospectus and the related letter of transmittal and is being made to holders of all outstanding shares of CNX Gas’ common stock. We are not aware of any jurisdiction where the making of the offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the offer or the acceptance of shares pursuant thereto, we will make a good faith effort to comply with any such state statute. If, after making a good faith effort, we cannot comply with that state statute, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in that state. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

No person has been authorized to give any information or make any representation on behalf of CONSOL not contained in this prospectus or in the letter of transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

THE EXCHANGE AGENT AND DEPOSITARY FOR THE OFFER IS:

National City Bank

Shareholder Communications

By Mail:	By Overnight Delivery:	By Hand Delivery:
National City Bank c/o The Colbent Corporation P.O. Box 859208 Braintree, MA 02185-9208	National City Bank c/o The Colbent Corporation 161 Bay State Drive Braintree, MA 02184	National City Bank c/o The Colbent Corporation 161 Bay State Drive Braintree, MA 02184

Questions and requests for assistance may be directed to the information agent at the telephone numbers listed below. Additional copies of this prospectus, the letter of transmittal and other tender offer materials may be obtained from the information agent as set forth below, and will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

THE INFORMATION AGENT FOR THE OFFER IS:

MacKenzie Partners, Inc.

BANKS AND BROKERAGE FIRMS, PLEASE CALL COLLECT:

(212) 929-5500

STOCKHOLDERS PLEASE CALL TOLL-FREE:

(800) 322-2885

ANNEX A

Information Concerning The Directors And Executive Officers Of CONSOL

The following table sets forth, to the best of our knowledge, for each executive officer and director of CONSOL, his or her name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted or was conducted. Except as otherwise indicated, to the best of our knowledge, all of the persons listed below are citizens of the United States of America. During the past five years, to the best of our knowledge, none of the executive officers or directors of CONSOL have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of these laws. Unless otherwise indicated, the principal business address of each director and executive officer is CONSOL Plaza, 1800 Washington Road, Pittsburgh, PA 15241.

PRESENT OCCUPATION OR EMPLOYMENT, NAME, TITLE AND CITIZENSHIP FIVE-YEAR EMPLOYMENT HISTORY AND ADDRESS

NAME, TITLE AND CITIZENSHIP	PRESENT OCCUPATION OR EMPLOYMENT, FIVE YEAR EMPLOYMENT HISTORY AND ADDRESS

John Whitmire Chairman of the Board	John Whitmire has served as Chairman of the Board of CONSOL since March 3, 1999. Mr. Whitmire is also a director of Transocean Inc. (formerly Global Santa Fe Corporation before it was merged into Transocean) and El Paso Corporation, both New York Stock Exchange listed companies, and currently serves as chair of the Executive Compensation Committee of Transocean, Chair of The HSE Committee of El Paso and is a member of the Audit Committee of El Paso as well. Transocean is engaged in the business of offshore drilling for oil and natural gas reserves. El Paso Corporation provides natural gas and related energy products. Mr. Whitmire’s principal business address is: c/o CONSOL Energy Inc., 1800 Washington Road, Pittsburgh, PA 15241-4000.

J. Brett Harvey President, Chief Executive Officer and Director	J. Brett Harvey has been President and Chief Executive Officer and a director of CONSOL since January 1998. He has been a director of CNX Gas since June 30, 2005, the date of its formation. Mr. Harvey is a member of the board of directors of the Bituminous Coal Operators’ Association and a member of the executive committee and the board of the Center for Energy & Economic Development. In December of 2005, Mr. Harvey was elected to the board of directors of Barrick Gold Corporation, a company listed on the New York Stock Exchange and the Toronto Stock Exchange, and the world’s largest gold producer. Mr. Harvey was also recently elected to the board of directors of Allegheny Technologies Incorporated, a specialty metals producer, and serves on its nominating and corporate governance committee. Mr. Harvey’s principal business address is: 1800 Washington Road, Pittsburgh, PA 15241-4000.

James E. Altmeyer, Sr. Director

James E. Altmeyer, Sr., has been a Director of CNX Gas since June 30, 2005, the date of its formation, and a director of CONSOL Energy since November 2003. He currently serves as a member of CONSOL Energy’s Audit Committee and Compensation Committee. Mr. Altmeyer has been President and Chief Executive Officer of Altmeyer Funeral Homes, Inc. of West Virginia, Ohio, and Virginia since 1972. He also has been President of Altmeyer Realty, a real estate holding company, and of Martin-Steadfast Insurance Company since 1972. Since 1987, Mr. Altmeyer has served on the Board of Directors of Wesbanco, a multi-state bank holding company with offices in Pennsylvania, West Virginia and Ohio, and currently serves on its Audit Committee. Mr. Altmeyer also serves as a member of the Executive Committee of the Board of Directors of Wheeling Hospital, is Vice Chairman of the Chambers Foundation, and is a member of the Board of Directors of the General Douglas MacArthur Foundation. Mr. Altmeyer is a graduate of the U.S. Military Academy, West Point, New York, a combat veteran of the Vietnam War and the recipient of numerous decorations, including the Silver Star.

William E. Davis Director	William E. Davis joined the Board in January 2004. Mr. Davis was a director of Abitibi Consolidated Inc., a New York Stock Exchange and Toronto Stock Exchange listed company, which produces newsprint and commercial printing papers, from April 2003 to November 2007. Since November 2007, he has been a director of Abitibi Bowater and serves on the Governance and Compensation Committees. Mr. Davis was the Chairman of the Board of Directors and Chief Executive Officer of Niagara Mohawk Power Corporation, an electricity and natural gas utility located in upstate New York from May 1993 to February 2002. Following the sale of Niagara Mohawk in February 2002 and until his retirement in April 2003, Mr. Davis served as Chairman of National Grid USA and as an executive director of National Grid (UK), owner and operator of the electricity transmission network in England and Wales. Mr. Davis’ principal business address is: c/o CONSOL Energy Inc., 1800 Washington Road, Pittsburgh, PA 15241-4000.

Raj K. Gupta Director

Raj K. Gupta has been a director of CONSOL since February 2004 and a director of CNX Gas since June 30, 2005, the date of its formation. He also serves as chairman of the board of directors of Quetzal Energy, Inc., Canadian based International Oil and Gas company. Mr. Gupta currently works as an independent management consultant. Mr. Gupta’s principal business address is:

c/o CONSOL Energy Inc., 1800 Washington Road, Pittsburgh, PA 15241-4000.

Patricia A. Hammick Director	Patricia A. Hammick has served on the Board since June 2001. Mrs. Hammick is currently lead independent director of Dynegy, Inc., an independent power producer and a New York Stock Exchange listed company. Since January 2007, she has also been a director of SNC - Lavalin Group, Inc. (SNC), a company engaged in engineering and construction, infrastructure ownership and management, and facilities and operations management, which is listed on the Toronto Stock Exchange. She is also a member of the National Association of Corporate Directors and was an adjunct professor in graduate studies at The George Washington University from 2001-2003. Ms. Hammick’s principal business address is: c/o CONSOL Energy Inc., 1800 Washington Road, Pittsburgh, PA 15241-4000.

David C. Hardesty, Jr. Director	David C. Hardesty, Jr. joined the Board in October 2005. He currently serves as a member of the Nominating and Corporate Governance and Finance Committees. Mr. Hardesty is President Emeritus and Professor of Law at West Virginia University (WVU). He was President of WVU from 1995 to 2007. While serving as president, Professor Hardesty was a member of the National Security Higher Education Advisory Council. Prior to his career in academia, Mr. Hardesty was a partner in the law firm of Bowles Rice McDavid Graff & Love in Charleston, West Virginia, where he practiced in state and local taxation, corporate and banking law and administrative law. Mr. Hardesty was also State Tax Commissioner during Senator John D. Rockefeller IV’s first term as governor of West Virginia (1977-80). He also was chairman of the National 4-H Council, a director and officer in the Big East Conference, and a member of the Bowl Championship Series Presidential Oversight Committee, as well as a founding director of the Blanchettee Rockefeller Neurosciences Institute. Mr. Hardesty’s principal business address is: c/o CONSOL Energy Inc., 1800 Washington Road, Pittsburgh, PA 15241-4000.

John T. Mills Director	John T. Mills joined the Board in March 2006. Mr. Mills was the Chief Financial Officer of Marathon Oil Corporation, an integrated energy company, from January 2002 until his retirement in December 2003. Mr. Mills served as the Chairman of the Board of Directors of Horizon Offshore, Inc., a marine construction company, from September 2004 until December 11, 2007, when it was acquired by Cal Dive International Inc. Mr. Mills currently serves on the board of directors of Regency Energy Partners LP, a natural gas service provider and the board of directors of Cal Dive International, Inc., a marine contractor providing manned diving, derrick, pipelay and pipe burial services to the offshore oil and natural gas industry. Mr. Mills’ principal business address is: c/o CONSOL Energy Inc., 1800 Washington Road, Pittsburgh, PA 15241-4000.

William P. Powell Director	William P. Powell has served on the Board since January 2004. Until May of 2007, Mr. Powell had been a managing director of Williams Street Advisors, a New York City-based merchant banking boutique since May 2001. Mr. Powell resigned from Williams Street to establish a family office, 535 Partners LLC, which was organized in May of 2007. Mr. Powell serves as Managing Partner of 535 Partners LLC. Mr. Powell has been a director of Cytec Industries, a global specialty chemicals and materials company, listed on the New York Stock Exchange, since 1993. Mr. Powell has also served on the board of directors of International Executive Service Corp, a nonprofit economic development organization, since 1999. Mr. Powell’s principal business address is: c/o CONSOL Energy Inc., 1800 Washington Road, Pittsburgh, PA 15241-4000.

Joseph T. Williams Director	Joseph T. Williams has been a director of CONSOL since January 2004 and a director of CNX Gas since July 10, 2006. Mr. Williams is a retired oil and natural gas industry executive who has held positions as chairman or Chief Executive Officer or both for NASDAQ, American, and New York Stock Exchange listed companies. Mr. Williams’ principal business address is: c/o CONSOL Energy Inc., 1800 Washington Road, Pittsburgh, PA 15241-4000.

Bart J. Hyita Chief Operating Officer—Coal	Bart J. Hyita has been Chief Operating Officer—Coal since February 2, 2007. Prior to that Mr. Hyita served as Senior Vice President—Planning and Administration from November 2005 until February 2, 2007, Senior Vice President—Coal Operations from August 2005 until November 2005, Vice President—Operations Support and Planning from August 2004 until August 2005, Vice President—Coal Operations Support and Planning from March 2002 until August 2004 and Vice President—Mining Operations Support from September 2001 until March 2002. Mr. Hyita’s principal business address is: 1800 Washington Road, Pittsburgh, PA 15241-4000.

Peter B. Lilly President—Coal Group	Peter B. Lilly has been President—Coal Group since February 1, 2007. Prior to that, Mr. Lilly was Chief Operating Officer of CONSOL from January 2006 until February 1, 2007. He held the position of Chief Operating Officer—Coal from October 2002 until February 2007. Prior to joining CONSOL, Mr. Lilly served as President and Chief Executive Officer of Triton Coal Company LLC and Vulcan Coal Holdings LLC from 1998 until 2002. Mr. Lilly’s principal business address is: 1800 Washington Road, Pittsburgh, PA 15241-4000.

William J. Lyons Chief Financial Officer	William J. Lyons has been Chief Financial Officer of CONSOL since February 2001. From January 1995 until February 2001, Mr. Lyons held the position of Vice President—Controller for CONSOL. Mr. Lyons joined CONSOL in 1976. Mr. Lyons’ principal business address is: 1800 Washington Road, Pittsburgh, PA 15241-4000.

P. Jerome Richey General Counsel and Secretary	P. Jerome Richey has been General Counsel and Secretary since March 2005. Prior to joining CONSOL, Mr. Richey, for more than five years, was a shareholder in the Pittsburgh office for the law firm of Buchanan Ingersoll & Rooney PC. Mr. Richey’s principal business address is: 1800 Washington Road, Pittsburgh, PA 15241-4000.

Robert P. King Senior Vice President—Administration	Robert P. King has been Senior Vice President—Administration since February 2, 2007. Prior to that time, he served as Vice President—Land since August 2006. Prior to joining CONSOL, Mr. King was Vice President of Interwest Mining Company (a subsidiary of PacifiCorp). Mr. King joined PacifiCorp in November 1990. Mr. King’s principal business address is: 1800 Washington Road, Pittsburgh, PA 15241-4000.

Nicholas J. DeIuliis President and Chief Executive Officer— CNX Gas	Nicholas J. DeIuliis has been the President and Chief Executive Officer and a Director of CNX Gas since June 30, 2005, the date of its formation. Prior to that time, he held the following positions at CONSOL Energy: Senior Vice President—Strategic Planning from November 2004 to August 2005; Vice President—Strategic Planning from April 2002 until November 2004; Director—Corporate Strategy from October 2001 to April 2002; Manager—Strategic Planning from January 2001 to October 2001; and Supervisor—Process Engineering from April 1999 to January 2001. Mr. DeIuliis served as a director of Fairmont Supply Company, a wholly-owned subsidiary of CONSOL Energy, until July 2005. Mr. DeIuliis’ principal business address is: 5 Penn Center West, Suite 401, Pittsburgh, PA 15276-0102.

ANNEX B

Interests Of CONSOL And The Directors, Executive Officers And Affiliates Of CONSOL In Shares Of CNX Gas

The following table sets forth the interests by CONSOL, its directors and executive officers and to the best of our knowledge, the directors and executive officers of CNX Gas in the shares of CNX Gas, as of January 18, 2008. Unless otherwise indicated, CONSOL has and, to the best of our knowledge, none of the directors or executive officers of CONSOL or CNX Gas has bought or sold any shares of CNX Gas within the past 60 days.

NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED

CONSOL	123,268,667	[1]

J. Brett Harvey	15,625
James E. Altmeyer, Sr.	26,959	[2]
Raj K. Gupta	17,259	[3]
Joseph T. Williams	10,207	[4]
Bart J. Hyita	450
Robert P. King	1,000
Peter B. Lilly	12,500
William J. Lyons	6,936	[5]
P. Jerome Richey	2,000
Nicholas J. DeIuliis	146,740	[6]

(1)	Held of record by our wholly owned subsidiary, Consolidation Coal Company.
(2)	For Mr. Altmeyer includes (i) 17,200 shares held jointly by Mr. Altmeyer and his spouse and (ii) 1,105 shares underlying restricted stock units which will vest and options to purchase 1,696 shares which are currently exercisable or will become exercisable by April 30, 2008. Does not include 5,254 shares underlying restricted stock units which have not vested nor 848 stock options that are not exercisable by April 30, 2008.
(3)	For Mr. Gupta includes (i) 6,000 shares held jointly by Mr. Gupta and his spouse and (ii) 1,105 shares underlying restricted stock units which will vest and options to purchase 848 shares which are currently exercisable or will become exercisable by April 30, 2008. Does not include 5,254 shares underlying restricted stock units which have not vested nor 848 stock options that are exercisable by April 30, 2008.
(4)	For Mr. Williams includes 2,394 shares underlying stock options which are currently exercisable or will become exercisable by April 30, 2008. Does not include 1,626 shares underlying restricted stock units which have not vested nor an additional 4,790 stock options that are not exercisable by April 30, 2008.
(5)	For Mr. Lyons includes 4,687 shares held jointly by Mr. Lyons and his spouse.
(6)	For Mr. DeIuliis includes 140,740 shares underlying stock options which are currently exercisable or will become exercisable by April 30, 2008. Does not include an additional 303,509 stock options that are not exercisable by April 30, 2008.

B-1

ANNEX C

Section 262 of General Corporation Law of the State of Delaware

Section 262 Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares.

Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceedings as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX D

[Friedman, Billings, Ramsey & Co., Inc. letterhead]

February 11, 2008

Board of Directors

CONSOL Energy Inc.

1800 Washington Road

Pittsburgh, PA 15241

Members of the Board of Directors:

We understand that CONSOL Energy Inc., a Delaware corporation (“CONSOL Energy” or the “Company”) has publicly announced its intention to make an exchange offer (the “Exchange Offer”) pursuant to which the Company (or a subsidiary of the Company) will offer to exchange each outstanding share of common stock (“CNX Gas Common Stock”) of CNX Gas Corporation, a Delaware corporation (“CNX Gas”) not already owned by the Company or its subsidiaries for 0.4425 shares (the “Exchange Ratio”) of common stock of CONSOL Energy (“CONSOL Energy Common Stock”). We also understand that the Company, through its wholly owned subsidiary Consolidation Coal Company, owns approximately 81.7% of the outstanding shares of CNX Gas Common Stock. We further understand that assuming the conditions of the Exchange Offer are satisfied and promptly following its consummation, CNX Gas will be merged with and into a subsidiary of CONSOL Energy, with the surviving entity being a wholly owned subsidiary of CONSOL Energy, and each share of CNX Gas Common Stock not tendered in the Exchange Offer will be converted (subject to the exercise of appraisal rights) into CONSOL Energy Common Stock at the Exchange Ratio (together with the Exchange Offer, the “Proposed Transaction”).

You have requested our opinion with respect to the fairness, from a financial point of view, to CONSOL Energy, of the Exchange Ratio.

Friedman, Billings, Ramsey & Co., Inc. (“FBR”) has been engaged by the Company as its financial advisor in connection with the Proposed Transaction and will receive certain fees for our services, a significant portion of which is contingent upon consummation of the Proposed Transaction. We will also receive a fee for rendering this opinion, which fee is not contingent upon consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us against certain liabilities that may arise out of our engagement, all as more fully described in the engagement and indemnity agreement dated January 25, 2008, between FBR and the Company.

In arriving at our opinion, we have, among other things:

1.	reviewed Form 8-K as filed by CONSOL Energy on January 28, 2008 containing a letter addressed to the Board of Directors of CNX Gas and the press release issued by CONSOL Energy;

2.	reviewed, for both the Company and CNX Gas respectively, the Annual Reports on Form 10-K for the year ended December 31, 2006, press releases dated January 29, 2008 containing certain financial and operating data for the period ended December 31, 2007, the Quarterly Reports on Form 10-Q for the period ended September 30, 2007, and other publicly available financial and operating information;

3.	reviewed certain other publicly available business and financial information of the Company and CNX Gas;

4.	reviewed certain publicly available research estimates of research analysts regarding the Company and CNX Gas, and Bloomberg consensus estimates from financial institutions with regards to the projected financial performance of the Company and CNX Gas (the “Analysts’ Consensus Estimates”);

5.	held discussions with the Company’s senior management team concerning the business, past and current operations, financial condition and future prospects of both the Company and CNX Gas, independently and combined, and the amounts and timing of the cost savings and related expenses expected to result from the Proposed Transaction as furnished to us by the Company’s management (the “Expected Synergies”);

6.	reviewed the reported stock prices and trading histories for CONSOL Energy Common Stock and CNX Gas Common Stock and a comparison of those trading histories with each other and with those of other companies that we deemed relevant;

7.	reviewed certain financial and stock market data and other information for the Company and CNX Gas and compared that data and information with corresponding data and information for companies with publicly traded securities that we deemed relevant;

8.	compared the financial terms of the Proposed Transaction with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

9.	reviewed certain pro forma financial effects of the Proposed Transaction, including the Expected Synergies; and

10.	made such other studies and inquiries, and reviewed such other data, and considered such other factors as we have deemed, in our sole judgment, to be necessary, appropriate or relevant to render the opinion set forth herein.

In preparing our opinion, we have, with your consent, assumed and relied on the accuracy and completeness of all financial, accounting, legal, tax and other information we reviewed (including publicly available information), and we have not assumed any responsibility for the independent verification of any such information. With regard to the information provided to us by the Company, we have relied upon the assurances of the senior management team of the Company, that all such information is complete and accurate in all material respects and that they are unaware of any facts or circumstances that would make such information incomplete or misleading in any material respect.

We have not been requested to make and have not made an independent evaluation or appraisal of the assets or liabilities of the Company or CNX Gas, and we have not been furnished with any such evaluation or appraisal. We have not been requested to conduct and have not conducted a physical inspection of the properties or facilities of the Company or CNX Gas. In addition, we have not been requested to make and have not made an independent evaluation or appraisal of the Company or CNX Gas, independently or combined, and accordingly we express no opinion as to the future prospects, plans or viability of the Company and CNX Gas, independently or combined. We have made no independent investigation of any legal matters involving the Company or CNX Gas, and we have assumed the correctness of all statements with respect to legal matters made or otherwise provided to the Company and us by the Company’s counsel or by CNX Gas’ counsel. We have assumed that no compensation related to the Proposed Transaction is being paid to officers, directors or employees of CONSOL Energy and, accordingly, we do not express an opinion as to any such compensation.

We have, with your consent, assumed that the Analysts’ Consensus Estimates reviewed by us and used in our analysis provide a reasonable basis for our opinion. This opinion is based substantially upon the Analysts’ Consensus Estimates described above. We have also assumed, with your consent, that the financial results reflected in such Analysts’ Consensus Estimates, as well as the Expected Synergies, will be realized in the amounts and at the times projected, and we assume no responsibility for and express no view as to such Analysts’ Consensus Estimates or the Expected Synergies or the assumptions on which they are based. In view of the fact that the Analysts’ Consensus Estimates did not provide us with forecasts beyond the calendar year 2009, you understand that we did not prepare or consider a discounted cash flow analysis in reaching our opinion. Further, without limiting the foregoing, we have, with your consent, assumed, without independent verification, that the historical financial information provided to us by the Company and CNX Gas accurately reflects the historical operations of the Company and CNX Gas, and that there has been no material change in the assets, financial condition, business or prospects of the Company and CNX Gas since the respective dates of the most recent financial statements made available to us.

Our opinion is based on market, economic, financial and other circumstances and conditions as they exist as of the date of this letter. Our opinion can be evaluated only as of the date of this letter and any change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake. We assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

This letter does not constitute a recommendation to the Board of Directors of the Company or any other person with respect to the Proposed Transaction, and does not address the relative merits of the Proposed Transaction over any other alternative transactions which may be available to the Company. We express no opinion as to the underlying business decision of the Company to effect the Proposed Transaction, the structure or accounting treatment or taxation consequences of the Proposed Transaction or the availability or the advisability of any alternatives to the Proposed Transaction. Further, we express no opinion as to the value of the CONSOL Energy Common Stock upon the consummation of the Proposed Transaction or the price at which the CONSOL Energy Common Stock will trade at any time. This letter addresses only the fairness, from a financial point of view, to the Company of the Exchange Ratio. This letter does not address the fairness of the Proposed Transaction or of any specific portion of the Proposed Transaction, other than the Exchange Ratio. This opinion has been approved by a fairness committee of FBR.

We also have assumed, with your consent, that in the course of obtaining necessary regulatory and third party approvals and consents, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on the Company or CNX Gas or the contemplated benefits of the Proposed Transaction.

It is understood that this letter is for the information of the Company’s Board of Directors in evaluating the Proposed Transaction and does not confer rights or remedies upon the shareholders of the Company or CNX Gas. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of FBR to the Company, the Company’s Board of Directors or any other party. This opinion is not to be reproduced, summarized, described or referred to or given to any other person or otherwise made public or used for any other purpose, or published or referred to at any time, in whole or in part, without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing that the Company is required to make with the Securities and Exchange Commission in connection with the Proposed Transaction if such inclusion is required by law.

FBR, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, we may trade in the Company’s or CNX Gas’ securities for our own account and the accounts of our customers and, accordingly, may at any time hold a long or short position in the securities of the Company or CNX Gas. FBR and its affiliates in the ordinary course of business have from time to time provided, are currently providing and in the future may continue to provide investment banking services to the Company and CNX Gas and have received fees for the rendering of such services. In particular, in September 2003, FBR acted as sole placement agent of the Company’s approximate $446 million private placement, in October 2003, FBR acted as sole placement agent of an approximate $500 million private placement, and in February 2004, FBR acted as sole placement agent of an approximate $362 million private placement. In addition, FBR acted on behalf of CNX Gas as sole placement agent of an approximate $447 million Rule 144A equity private placement in August 2005.

Based on and subject to the foregoing, and in reliance thereon, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Company.

Very truly yours,

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

/s/ Friedman, Billings, Ramsey & Co., Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145(a) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

In addition, CONSOL has provided in its Restated Certificate of Incorporation and its Third Amended and Restated Bylaws that it shall eliminate the personal liability of its directors to the fullest extent permitted by the Delaware General Corporation Law. CONSOL maintains policies of directors’ and officers’ liability insurance which insures its directors against the cost of defense, settlement or payment of a judgment under certain circumstances.

The following documents are exhibits to the Registration Statement:

ITEM 21. EXHIBITS

3.1	Restated Certificate of Incorporation of CONSOL Energy Inc. incorporated by reference to Exhibit 3.1 to Form 8-K filed on May 8, 2006.
3.2	Third Amended and Restated Bylaws dated as of May 1, 2007 incorporated by reference to Exhibit 3.2 to Form 8-K filed on May 7, 2007.
4.1	Indenture, dated March 7, 2002, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc. and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 4.1 to Form 10-K for the transition period of July 31, 2001 to December 31, 2001 (file number 001-14901), filed on March 29, 2002 (“Form 10-K”).
4.2	Supplemental Indenture No. 1, dated March 7, 2002, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc., and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 4.2 to Form 10-K for the transition period of July 31, 2001 to December 31, 2001 (file number 001-14901), filed on March 29, 2002.
4.3	Rights Agreement, dated as of December 22, 2003, between CONSOL Energy Inc., and Equiserve Trust Company, N.A., as Rights Agent, incorporated by reference to Exhibit 4 to Form 8-K filed, on December 22, 2003.
4.4	Supplemental Indenture No. 2, dated as of September 30, 2003, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc., and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 4.2 to Form 10-Q for the quarter ended November 30, 2003, filed on November 19, 2003.

4.5	Supplemental Indenture No. 3 dated as of April 15, 2005, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc. and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 4.4 to Form 10-Q for the quarter ended June 30, 2005, filed on August 3, 2005.
4.6	Supplemental Indenture No. 4 dated as of August 8, 2005, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc. and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 10.78 to the Form 8-K filed on August 12, 2005.
4.7	Supplemental Indenture No. 5 dated as of October 21, 2005, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc. and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 10.21 to Amendment No. 2 to the Form S-1 for CNX Gas Corporation, filed on October 27, 2005.
4.8	Supplemental Indenture No. 6 dated as of August 2, 2006, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc., and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 4.8 to Form 10-Q for the quarter ended September 30, 2006, filed on November 2, 2006.
4.9	Supplemental Indenture No. 7 dated as of March 12, 2007, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc., and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 4.9 to Form 10-Q for the quarter ended September 31, 2007, filed on April 30, 2007.
4.10	Supplemental Indenture No. 8 dated as of May 7, 2007, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc., and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 4.10 to Form 10-Q for the quarter ended June 30, 2007, filed on August 1, 2007.
4.11	Supplemental Indenture No. 9 dated as of September 6, 2007, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc. and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 10.1 to Form 8-K filed August 24, 2007.
4.12	Supplemental Indenture No. 10 dated as of November 12, 2007, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc. and The Bank of Nova Scotia Trust Company of New York, as trustee incorporated by reference to Exhibit 4.12 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901), filed on February 19, 2008.
5.1*	Opinion of P. Jerome Richey, Esq.
10.1	Purchase and Sale Agreement, dated as of April 30, 2003, by and among CONSOL Energy Inc., CONSOL Sales Company, CONSOL of Kentucky Inc., CONSOL Pennsylvania Coal Company, Consolidation Coal Company, Island Creek Coal Company, Windsor Coal Company, McElroy Coal Company, Keystone Coal Mining Corporation, Eighty-Four Mining Company, CNX Gas Company LLC, CNX Marine Terminals Inc. and CNX Funding Corporation, incorporated by reference to Exhibit 10.30 to Form 10-Q for the quarter ended June 30, 2003 filed on August 13, 2003.
10.2	Form of Director Indemnification Agreement for all existing members of the Board of Directors (and which Agreement will also be used for any future members of the Board of Directors), incorporated by reference to Exhibit 10.40 to Form 10-Q for the quarter ended September 30, 2003 filed in November 19, 2003.

10.3	Change in Control Severance Agreement, dated July 21, 2003, by and between CONSOL Energy Inc. and J. Brett Harvey, incorporated by reference to Exhibit 10.42 to Form 10-Q for the quarter ended September 30, 2003 filed on November 19, 2003.
10.4	Form of Amendment to Change in Control Severance Agreement, dated as of July 21, 2003, by and between CONSOL Energy Inc. and each of William J. Lyons, Peter B. Lilly and Ronald E. Smith, incorporated by reference to Exhibit 10.44 to Form 10-Q for the quarter ended September 30, 2003 filed on November 19, 2003.
10.5	Change in Control Severance Agreement, dated July 21, 2003, by and between CONSOL Energy Inc., and Peter B. Lilly, incorporated by reference to Exhibit 10.47 to Form 10-K for the year ended December 31, 2003 (file no. 001-14901), filed on March 12, 2004.
10.6	Change in Control Severance Agreement, dated July 21, 2003, by and between CONSOL Energy Inc., and William J. Lyons, incorporated by reference to Exhibit 10.48 to Form 10-K for the year ended December 31, 2003 (file no. 001-14901), filed on March 12, 2004.
10.7	Amendment No. 1 to Registration Rights Agreement, dated February 20, 2004, by and among, CONSOL Energy Inc., and Friedman, Billings, Ramsey & Co., Inc, incorporated by reference to Exhibit 10.52 to Form S-1 (file no. 333-113775), filed on March 19, 2004.
10.8	Chairman’s Agreement, dated as of April 27, 2004, between CONSOL Energy Inc., and John Whitmire, incorporated by reference to Exhibit 10.52 to Form 10-Q for the quarter ended March 31, 2004, filed on May 7, 2004.
10.9	Form of CONSOL Energy Inc. Equity Incentive Plan Deferred Stock Unit Grant Agreement, incorporated by reference to Exhibit 10.54 to Form 10-Q for the quarter ended June 30, 2004, filed on August 5, 2004.
10.10	Agreement, dated February 14, 2005, between CONSOL Energy Inc., and P. Jerome Richey incorporated by reference to Exhibit 10.58 to Form 8-K filed on March 4, 2005.
10.11	CONSOL Energy Inc. Equity Incentive Plan as Amended and Restated on February 19, 2008, effective May 3, 2005.
10.12	Employment Agreement, dated June 3, 2005, between CONSOL Energy Inc. and J. Brett Harvey incorporated by reference to Exhibit 10.65 to Form 8-K filed on June 9, 2005.
10.13	Master Separation Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated as of August 1, 2005, incorporated by reference to Exhibit 10.69 to the Form 8-K filed on August 12, 2005.
10.14	Master Cooperation and Safety Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated as of August 1, 2005, incorporated by reference to Exhibit 10.70 to the Form 8-K filed on August 12, 2005.
10.15	Services Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation, and the subsidiaries of CNX Gas Corporation, dated as of August 1, 2005, incorporated by reference to Exhibit 10.71 to the Form 8-K filed on August 12, 2005.
10.16	Tax Sharing Agreement, by and between CONSOL Energy Inc. and CNX Gas Corporation, dated as of August 1, 2005, incorporated by reference to Exhibit 10.72 to the Form 8-K filed on August 12, 2005.
10.17	Intercompany Revolving Credit Agreement, by and between CONSOL Energy Inc. and CNX Gas Corporation, dated as of August 1, 2005, incorporated by reference to Exhibit 10.73 to the Form 8-K filed on August 12, 2005.

10.18	Master Lease dated August 1, 2005 by and between CONSOL Energy Inc. and certain of its subsidiaries and CNX Gas Company LLC, incorporated by reference to Exhibit 10.74 to the Form 8-K filed on August 12, 2005.
10.19	Originator Release by and among CONSOL Energy Inc., certain of its subsidiaries and certain banking parties dated as of August 8, 2005, incorporated by reference to Exhibit 10.77 to the Form 8-K filed on August 12, 2005.
10.20	Change in Control Agreement of P. Jerome Richey, dated as of August 12, 2005, incorporated by reference to Exhibit 10.79 to the Form 8-K filed on August 18, 2005.
10.21	Summary of Employment Terms of Nicholas J. DeIuliis, incorporated by reference to Exhibit 10.80 to the Form 8-K filed on August 19, 2005.
10.22	Credit Agreement, by and among CNX Gas Corporation, the lender parties thereto, and PNC Bank National Association and Citibank, N.A., as agents, dated as of October 7, 2005, incorporated by reference to Exhibit 10.82 to the Form 8-K filed on October 13, 2005.
10.23	Non-Employee Director Option Grant Notice, as amended, incorporated by reference to Exhibit 10.84 to the Form 8-K for the event dated October 18, 2005 filed on October 24, 2005.
10.24	Agreement, dated October 2, 2002 between CONSOL Energy Inc. and Peter B. Lilly, incorporated by reference to Exhibit 10.89 to Form 10-K for the year ended December 31, 2005 (file no. 001-14901) filed on March 15, 2006.
10.25	Form of Non-Qualified Stock Option Award Agreement for Employees (prior to February 19, 2008) incorporated by reference to Exhibit 10.91 to the Form 8-K filed on February 24, 2006.
10.26	Form of Non-Qualified Stock Option Award Agreement for Employees (February 19, 2008 and after).
10.27	Form of Restricted Stock Unit Award Agreement for Employees (prior to February 19, 2008) incorporated by reference to Exhibit 10.92 to the Form 8-K filed on February 24, 2006.
10.28	Form of Restricted Stock Unit Award Agreement for Employees (February 19, 2008 and after).
10.29	Form of Restricted Stock Unit Award Agreement for Directors (prior to February 19, 2008) incorporated by reference to Exhibit 10.93 to the Form 8-K filed on February 24, 2006.
10.30	Form of Restricted Stock Unit Award Agreement for Directors (February 19, 2008 and after).
10.31	Form of Change in Control Agreement for executive officer DeIuliis, incorporated by reference to Exhibit 10.61 to Amendment No. 1 to the Registration Statement on Form S-1 (file no. 333-127483) filed on September 29, 2005 by CNX Gas Corporation.
10.32	Form of Director Deferred Stock Unit Grant Agreement, incorporated by reference to Exhibit 10.95 to the Form 8-K filed on May 8, 2006.
10.33	Amended and Restated Retirement Restoration Plan of CONSOL Energy Inc. incorporated by reference to Exhibit 10.102 to Form 10-K for the year ended December 31, 2006 (file no. 001-14901), filed on February 20, 2007.
10.34	First Amendment to Purchase and Sale Agreement dated as of April 30, 2007, entered into among CONSOL Energy Inc., CONSOL Energy Sales Company, CONSOL of Kentucky Inc., CONSOL Pennsylvania Coal Company, Consolidation Coal Company, Island Creek Coal Company, Windsor Coal Company, McElroy Coal Company, Keystone Coal Mining Corporation, Eighty-Four Mining Company and CNX Marine Terminals Inc., each an “Originator” and CNX Funding Corporation incorporated by reference to Exhibit 10.31 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901), filed on February 19, 2008.

10.35	Second Amendment to Purchase and Sale Agreement dated as of November 16, 2007, entered into among CONSOL Energy Inc. (“CONSOL Energy”), CONSOL Energy Sales Company, CONSOL of Kentucky Inc., Consol Pennsylvania Coal Company LLC, Consolidation Coal Company, Island Creek Coal Company, McElroy Coal Company, Keystone Coal Mining Corporation, Eighty-Four Mining Company and CNX Marine Terminals Inc. (each an “Existing Originator”) and collectively the “Existing Originators”), Fola coal Company, L.L.C., Little Eagle Coal Company, L.L.C., Mon River Towing, Inc., Terry Eagle Coal Company, L.L.C., Tri-River Fleeting Harbor Service, Inc., and Twin Rivers Towing Company (each, a “New Originator” and collectively the “New Originators”; the Existing Originators and the New Originators, each an “Originator” and collectively, the “Originators”), Windsor Coal Company (the “Released Originator”) and CNX Funding Corporation incorporated by reference to Exhibit 10.32 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901), filed on February 19, 2008.
10.36	Amended and Restated Receivable Purchase Agreement, dated as of April 30, 2007, by and among CNX Funding Corporation, CONSOL Energy Inc., CONSOL Energy Sales Company, CONSOL of Kentucky Inc., CONSOL Pennsylvania Coal Company, Consolidation Coal Company, Island Creek Coal Company, Windsor Coal Company, McElroy Coal Company, Keystone Coal Mining Corporation, Eighty-Four Mining Company, CNX Marine Terminals Inc., Market Street Funding LLC, Liberty Street Funding LLC, PNC Bank, National Association, and the Bank of Nova Scotia incorporated by reference to Exhibit 10.33 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901), filed on February 19, 2008.
10.37	First Amendment to Amended and Restated Receivables Purchase Agreement (this “Amendment”), dated as of May 9, 2007, entered into among CNX Funding Corporation, CONSOL Energy Inc., as the initial Servicer, the Conduit Purchasers listed on the signature pages of the Amendment, the Purchaser Agents listed on the signature pages of the Amendment, the LC Participants listed on the signature pages of the Amendment and PNC Bank, National Association, as Administrator and as LC Bank incorporated by reference to Exhibit 10.34 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901), filed on February 19, 2008.
10.38	Second Amendment to Amended and Restated Receivables Purchase Agreement (this “Amendment”), dated as of July 27, 2007, entered into among CNX Funding Corporation, CONSOL Energy Inc., as the initial Servicer (in such capacity, the “Servicer”), the Conduit Purchasers listed on the signature pages of the Amendment, the Purchaser Agents listed on the signature pages of the Amendment, the LC Participants listed on the signature pages of the Amendment and PNC Bank, National Association, as Administrator and as LC Bank incorporated by reference to Exhibit 10.35 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901), filed on February 19, 2008.
10.39	Third Amendment to Amended and Restated Receivables Purchase Agreement (this “Amendment”), dated as of November 16, 2007, entered into among CNX Funding Corporation, CONSOL Energy Inc., as the initial Servicer, the various new sub-servicers listed on the signature pages of the Amendment, the Conduit Purchasers listed on the signature pages of the Amendment, the Purchaser Agents listed on the signature pages of the Amendment, the LC Participants listed on the signature pages hereto and PNC Bank, National Association, as Administrator and as LC Bank incorporated by reference to Exhibit 10.36 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.

10.40	Amended and Restated Credit Agreement, dated as of June 27, 2007 by and among CONSOL Energy Inc., the Guarantors (as defined therein), the Lenders (as defined therein), The Bank of Nova Scotia, Bank of America, N.A., and Union Bank of California, N.A., each in its capacity as a co-syndication agent, and PNC Bank, National Association and Citicorp North America, Inc., in their capacity as co- administrative agents for the Lenders under the Agreement, incorporated by reference to Exhibit 10.1 to Form 8-K filed on July 3, 2007.
10.41	Amended and Restated Collateral Trust Agreement (“Agreement”) dated as of June 27, 2007, by and among CONSOL Energy Inc., (the “Borrower”), certain subsidiaries of the Borrower which have joined the Agreement, Wilmington Trust Company, not in its individual capacity but solely as corporate trustee, and David A. Vanaskey, not in his individual capacity but solely as individual trustee, as trustees for the Secured Parties incorporated by reference to Exhibit 10.38 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
10.42	Continuing Agreement of Guaranty and Suretyship (“Guaranty”), dated as of June 30, 2004, jointly and severally given by each of the undersigned thereto and each of the other Persons which become Guarantors thereunder from time to time (each a “Guarantor” and collectively the “Guarantors”) in favor of PNC Bank, National Association, as paying agent for the Lenders (the “Paying Agent”), in connection with that certain Credit Agreement as defined therein incorporated by reference to Exhibit 10.39 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
10.43	Amended and Restated Pledge Agreement, dated as of June 27,2007 made and entered into by each of the pledgors listed on the signature pages thereto and each of the other persons and entities that become bound thereby from time to time by joinder, assumption, or otherwise, and Wilmington Trust Company, not in its individual capacity but solely as collateral trustee for the equal and ratable benefit of the Secured Parties (as defined therein) pursuant to the Collateral Trust Agreement incorporated by reference to Exhibit 10.40 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
10.44	Amended and Restated Security Agreement dated as of June 27, 2007, entered into by and between CONSOL Energy Inc., and each of the other parties listed on the signature pages thereto and each of the other persons and entities that become bound thereby from time to time by joinder, assumption or otherwise, and Wilmington Trust Company, not in its individual capacity but solely as the collateral trustee for the equal and ratable benefit of the Secured Parties pursuant to the Collateral Trust Agreement incorporated by reference to Exhibit 10.41 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
10.45	Short-Term Incentive Compensation Plan, as amended and restated, incorporated by reference to Exhibit 10.106 to Form 10-Q for the quarter ended June 30, 2007 filed on August 1, 2007.
10.46	Amended and Restated Long-Term Incentive Program (2007-09) incorporated by reference to Exhibit 10.43 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
10.47	Time Sharing Agreement, dated as of May 1, 2007, by and between CONSOL Energy Inc. and J. Brett Harvey, incorporated by reference to Exhibit 10.1 to Form 8-K filed on May 7, 2007.
10.48	Letter Agreement, effective as of July 25, 2007, by and between CONSOL Energy Inc. and Ronald E. Smith, incorporated by reference to Exhibit 10.1 to Form 8-K filed on July 31, 2007.
10.49	Letter Agreement, dated August 24, 2007, by and between CONSOL Energy Inc. and Nicholas J. DeIuliis, incorporated by reference to Exhibit 10.1 to Form 8-K filed on August 24, 2007.

10.50	Agreement, dated September 12, 2007, by and between CONSOL Energy Inc. and Bart Hyita, regarding CONSOL Energy Inc. Supplemental Retirement Plan, incorporated by reference to Exhibit 10.112 of Form 10-Q for the quarter ended September 30, 2007 filed on November 1, 2007.
10.51	Summary of Non-Employee Director Compensation, incorporated by reference to Exhibit 10.111 of Form 10-Q for the quarter ended September 30, 2007 filed on November 1, 2007.
10.52	Amended and Restated 2004 CONSOL Energy Inc. Directors Deferred Fee Plan incorporated by reference to Exhibit 10.49 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
10.53	Hypothetical Investment Election Form Relating to Directors’ Deferred Fee Plan incorporated by reference to Exhibit 10.50 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
10.54	CONSOL Energy Inc. 1999 Directors Deferred Compensation Plan incorporated by reference to Exhibit 10.67 to Form 8-K filed on August 1, 2005.
10.55	June 2005 Amendment to 1999 CONSOL Energy Inc. Directors Deferred Compensation Plan incorporated by reference to Exhibit 10.68 to Form 8-K filed on August 1, 2005.
10.56	Hypothetical Investment election Form Relating to Directors’ Deferred Compensation Plan incorporated by reference to Exhibit 10.53 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
10.57	Amended and Restated Supplemental Retirement Plan of CONSOL Energy Inc. effective
January 1, 2007 incorporated by reference to Exhibit 10.54 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
14.1	Code of Employee Business Conduct and Ethics, as amended, incorporated by reference to Exhibit 14.1 to Form 8-K filed on February 25, 2008.
21.1	Subsidiaries of CONSOL Energy Inc., incorporated by reference to Exhibit 21 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
23.1	Consent of PricewaterhouseCoopers LLP (CONSOL).
23.2	Consent of PricewaterhouseCoopers LLP (CNX Gas).
23.3	Consent of Ralph E. Davis Associates, Inc.
23.4	Consent of Schlumberger Data and Consulting Services.
24.1	Power of Attorney (included in signature pages).
99.1*	Letter of Transmittal.
99.2*	Form of Notice of Guaranteed Delivery.
99.3*	Form of Letter from CONSOL Energy Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.4*	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
99.5*	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.6*	Form of Letter for CONSOL Energy Inc. Investment Plan for Salaried Employees.

*	To be filed by amendment to this registration statement.

ITEM 22. UNDERTAKINGS

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15 (d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and CNX Gas being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pittsburgh, Pennsylvania, on February 28, 2008.

CONSOL ENERGY INC.

By:	/s/ J. Brett Harvey
J. Brett Harvey
President, Chief Executive Officer and Director

POWER OF ATTORNEY

Each of the undersigned directors and officers of CONSOL Energy Inc., a Delaware corporation, do hereby constitute and appoint J. Brett Harvey, William J. Lyons, P. Jerome Richey and Robert P. King, or any one of them, the undersigned’s true and lawful attorneys and agents, with full power of substitution and resubstitution in each, to do any and all acts and things in our name and on our behalf in our respective capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either one of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments, whether pursuant to Rule 462(b) or otherwise) hereto, and each of the undersigned does hereby ratify and confirm all that said attorneys and agents, or either one of them or any substitute, shall do or cause to be done by virtue hereof. This Power of Attorney may be executed in any number of counterparts.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below as of February 28, 2008 by the following persons in the capacities indicated:

Signature	Title

/s/ John L. Whitmire John L. Whitmire	Chairman of the Board

/s/ J. Brett Harvey J. Brett Harvey	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ William J. Lyons William J. Lyons	Chief Financial Officer and Executive Vice President (Principal Financial and Accounting Officer)

/1/ Patricia A. Hammick Patricia A. Hammick	Director

/s/ James E. Altmeyer, Sr. James E. Altmeyer, Sr.	Director

/s/ William E. Davis William E. Davis	Director

/1/ William P. Powell William P. Powell	Director

/s/ Joseph T. Williams Joseph T. Williams	Director

/s/ Raj K. Gupta Raj K. Gupta	Director

/s/ David C. Hardesty David C. Hardesty	Director

/s/ John T. Mills John T. Mills	Director

INDEX TO EXHIBITS

3.1	Restated Certificate of Incorporation of CONSOL Energy Inc. incorporated by reference to Exhibit 3.1 to Form 8-K filed on May 8, 2006.
3.2	Third Amended and Restated Bylaws dated as of May 1, 2007 incorporated by reference to Exhibit 3.2 to Form 8-K filed on May 7, 2007.
4.1	Indenture, dated March 7, 2002, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc. and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 4.1 to Form 10-K for the transition period of July 31, 2001 to December 31, 2001 (file no. 001-14901), filed on March 29, 2002 (“Form 10-K”).
4.2	Supplemental Indenture No. 1, dated March 7, 2002, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc., and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 4.2 to Form 10-K for the transition period of July 31, 2001 to December 31, 2001 (file no. 001-14901), filed on March 29, 2002.
4.3	Rights Agreement, dated as of December 22, 2003, between CONSOL Energy Inc., and Equiserve Trust Company, N.A., as Rights Agent, incorporated by reference to Exhibit 4 to Form 8-K, filed on December 22, 2003.
4.4	Supplemental Indenture No. 2, dated as of September 30, 2003, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc., and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 4.2 to Form 10-Q for the quarter ended November 30, 2003, filed on November 19, 2003.
4.5	Supplemental Indenture No. 3 dated as of April 15, 2005, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc. and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 4.4 to Form 10-Q for the quarter ended June 30, 2005, filed on August 3, 2005.
4.6	Supplemental Indenture No. 4 dated as of August 8, 2005, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc. and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 10.78 to the Form 8-K filed on August 12, 2005.
4.7	Supplemental Indenture No. 5 dated as of October 21, 2005, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc. and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 10.21 to Amendment No. 2 to the Form S-1 for CNX Gas Corporation, filed on October 27, 2005.
4.8	Supplemental Indenture No. 6 dated as of August 2, 2006, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc., and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 4.8 to Form 10-Q for the quarter ended September 30, 2006, filed on November 2, 2006.
4.9	Supplemental Indenture No. 7 dated as of March 12, 2007, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc., and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 4.9 to Form 10-Q for the quarter ended September 31, 2007, filed on April 30, 2007.
4.10	Supplemental Indenture No. 8 dated as of May 7, 2007, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc., and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 4.10 to Form 10-Q for the quarter ended June 30, 2007, filed on August 1, 2007.

4.11	Supplemental Indenture No. 9 dated as of September 6, 2007, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc. and The Bank of Nova Scotia Trust Company of New York, as trustee, incorporated by reference to Exhibit 10.1 to Form 8-K filed August 24, 2007.
4.12	Supplemental Indenture No. 10 dated as of November 12, 2007, among CONSOL Energy Inc., certain subsidiaries of CONSOL Energy Inc. and The Bank of Nova Scotia Trust Company of New York, as trustee incorporated by reference to Exhibit 4.12 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901), filed on February 19, 2008.
5.1*	Opinion of P. Jerome Richey, Esq.
10.1	Purchase and Sale Agreement, dated as of April 30, 2003, by and among CONSOL Energy Inc., CONSOL Sales Company, CONSOL of Kentucky Inc., CONSOL Pennsylvania Coal Company, Consolidation Coal Company, Island Creek Coal Company, Windsor Coal Company, McElroy Coal Company, Keystone Coal Mining Corporation, Eighty-Four Mining Company, CNX Gas Company LLC, CNX Marine Terminals Inc. and CNX Funding Corporation, incorporated by reference to Exhibit 10.30 to Form 10-Q for the quarter ended June 30, 2003 filed on August 13, 2003.
10.2	Form of Director Indemnification Agreement for all existing members of the Board of Directors (and which Agreement will also be used for any future members of the Board of Directors), incorporated by reference to Exhibit 10.40 to Form 10-Q for the quarter ended September 30, 2003 filed in November 19, 2003.
10.3	Change in Control Severance Agreement, dated July 21, 2003, by and between CONSOL Energy Inc. and J. Brett Harvey, incorporated by reference to Exhibit 10.42 to Form 10-Q for the quarter ended September 30, 2003 filed on November 19, 2003.
10.4	Form of Amendment to Change in Control Severance Agreement, dated as of July 21, 2003, by and between CONSOL Energy Inc. and each of William J. Lyons, Peter B. Lilly and Ronald E. Smith, incorporated by reference to Exhibit 10.44 to Form 10-Q for the quarter ended September 30, 2003 filed on November 19, 2003.
10.5	Change in Control Severance Agreement, dated July 21, 2003, by and between CONSOL Energy Inc., and Peter B. Lilly, incorporated by reference to Exhibit 10.47 to Form 10-K for the year ended December 31, 2003 (file no. 001-14901), filed on March 12, 2004.
10.6	Change in Control Severance Agreement, dated July 21, 2003, by and between CONSOL Energy Inc., and William J. Lyons, incorporated by reference to Exhibit 10.48 to Form 10-K for the year ended December 31, 2003 (file no. 001-14901), filed on March 12, 2004.
10.7	Amendment No. 1 to Registration Rights Agreement, dated February 20, 2004, by and among, CONSOL Energy Inc., and Friedman, Billings, Ramsey & Co., Inc., incorporated by reference to Exhibit 10.52 to Form S-1 (file no. 333-113775), filed on March 19, 2004.
10.8	Chairman’s Agreement, dated as of April 27, 2004, between CONSOL Energy Inc., and John Whitmire, incorporated by reference to Exhibit 10.52 to Form 10-Q for the quarter ended March 31, 2004, filed on May 7, 2004.
10.9	Form of CONSOL Energy Inc. Equity Incentive Plan Deferred Stock Unit Grant Agreement, incorporated by reference to Exhibit 10.54 to Form 10-Q for the quarter ended June 30, 2004, filed on August 5, 2004.
10.10	Agreement, dated February 14, 2005, between CONSOL Energy Inc., and P. Jerome Richey incorporated by reference to Exhibit 10.58 to Form 8-K filed on March 4, 2005.

10.11	CONSOL Energy Inc. Equity Incentive Plan as Amended and Restated on February 19, 2008, effective May 3, 2005.
10.12	Employment Agreement, dated June 3, 2005, between CONSOL Energy Inc. and J. Brett Harvey incorporated by reference to Exhibit 10.65 to Form 8-K filed on June 9, 2005.
10.13	Master Separation Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated as of August 1, 2005, incorporated by reference to Exhibit 10.69 to the Form 8-K filed on August 12, 2005.
10.14	Master Cooperation and Safety Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated as of August 1, 2005, incorporated by reference to Exhibit 10.70 to the Form 8-K filed on August 12, 2005.
10.15	Services Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation, and the subsidiaries of CNX Gas Corporation, dated as of August 1, 2005, incorporated by reference to Exhibit 10.71 to the Form 8-K filed on August 12, 2005.
10.16	Tax Sharing Agreement, by and between CONSOL Energy Inc. and CNX Gas Corporation, dated as of August 1, 2005, incorporated by reference to Exhibit 10.72 to the Form 8-K filed on August 12, 2005.
10.17	Intercompany Revolving Credit Agreement, by and between CONSOL Energy Inc. and CNX Gas Corporation, dated as of August 1, 2005, incorporated by reference to Exhibit 10.73 to the Form 8-K filed on August 12, 2005.
10.18	Master Lease dated August 1, 2005 by and between CONSOL Energy Inc. and certain of its subsidiaries and CNX Gas Company LLC, incorporated by reference to Exhibit 10.74 to the Form 8-K filed on August 12, 2005.
10.19	Originator Release by and among CONSOL Energy Inc., certain of its subsidiaries and certain banking parties dated as of August 8, 2005, incorporated by reference to Exhibit 10.77 to the Form 8-K filed on August 12, 2005.
10.20	Change in Control Agreement of P. Jerome Richey, dated as of August 12, 2005, incorporated by reference to Exhibit 10.79 to the Form 8-K filed on August 18, 2005.
10.21	Summary of Employment Terms of Nicholas J. DeIuliis, incorporated by reference to Exhibit 10.80 to the Form 8-K filed on August 19, 2005.
10.22	Credit Agreement, by and among CNX Gas Corporation, the lender parties thereto, and PNC Bank National Association and Citibank, N.A., as agents, dated as of October 7, 2005, incorporated by reference to Exhibit 10.82 to the Form 8-K filed on October 13, 2005.
10.23	Non-Employee Director Option Grant Notice, as amended, incorporated by reference to Exhibit 10.84 to the Form 8-K for the event dated October 18, 2005 filed on October 24, 2005.
10.24	Agreement, dated October 2, 2002 between CONSOL Energy Inc. and Peter B. Lilly, incorporated by reference to Exhibit 10.89 to Form 10-K for the year ended December 31, 2005 (file no. 001-14901) filed on March 15, 2006.
10.25	Form of Non-Qualified Stock Option Award Agreement for Employees (prior to February 19, 2008) incorporated by reference to Exhibit 10.91 to the Form 8-K filed on February 24, 2006.
10.26	Form of Non-Qualified Stock Option Award Agreement for Employees (February 19, 2008 and after).
10.27	Form of Restricted Stock Unit Award Agreement for Employees (prior to February 19, 2008) incorporated by reference to Exhibit 10.92 to the Form 8-K filed on February 24, 2006.
10.28	Form of Restricted Stock Unit Award Agreement for Employees (February 19, 2008 and after).

10.29	Form of Restricted Stock Unit Award Agreement for Directors (prior to February 19, 2008) incorporated by reference to Exhibit 10.93 to the Form 8-K filed on February 24, 2006.
10.30	Form of Restricted Stock Unit Award Agreement for Directors (February 19, 2008 and after).
10.31	Form of Change in Control Agreement for executive officer DeIuliis, incorporated by reference to Exhibit 10.61 to Amendment No. 1 to the Registration Statement on Form S-1 (file no. 333-127483) filed on September 29, 2005 by CNX Gas Corporation.
10.32	Form of Director Deferred Stock Unit Grant Agreement, incorporated by reference to Exhibit 10.95 to the Form 8-K filed on May 8, 2006.
10.33	Amended and Restated Retirement Restoration Plan of CONSOL Energy Inc. incorporated by reference to Exhibit 10.102 to Form 10-K for the year ended December 31, 2006 (file no. 001-14901), filed on February 20, 2007.
10.34	First Amendment to Purchase and Sale Agreement dated as of April 30, 2007, entered into among CONSOL Energy Inc., CONSOL Energy Sales Company, CONSOL of Kentucky Inc., CONSOL Pennsylvania Coal Company, Consolidation Coal Company, Island Creek Coal Company, Windsor Coal Company, McElroy Coal Company, Keystone Coal Mining Corporation, Eighty-Four Mining Company and CNX Marine Terminals Inc., each an “Originator” and CNX Funding Corporation incorporated by reference to Exhibit 10.31 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901), filed February 19, 2008.
10.35	Second Amendment to Purchase and Sale Agreement dated as of November 16, 2007, entered into among CONSOL Energy Inc. (“CONSOL Energy”), CONSOL Energy Sales Company, CONSOL of Kentucky Inc., Consol Pennsylvania Coal Company LLC, Consolidation Coal Company, Island Creek Coal Company, McElroy Coal Company, Keystone Coal Mining Corporation, Eighty-Four Mining Company and CNX Marine Terminals Inc. (each an “Existing Originator”) and collectively the “Existing Originators”), Fola coal Company, L.L.C., Little Eagle Coal Company, L.L.C., Mon River Towing, Inc., Terry Eagle Coal Company, L.L.C., Tri-River Fleeting Harbor Service, Inc., and Twin Rivers Towing Company (each, a “New Originator” and collectively the “New Originators”; the Existing Originators and the New Originators, each an “Originator” and collectively, the “Originators”), Windsor Coal Company (the “Released Originator”) and CNX Funding Corporation incorporated by reference to Exhibit 10.32 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901), filed February 19, 2008.
10.36	Amended and Restated Receivable Purchase Agreement, dated as of April 30, 2007, by and among CNX Funding Corporation, CONSOL Energy Inc., CONSOL Energy Sales Company, CONSOL of Kentucky Inc., CONSOL Pennsylvania Coal Company, Consolidation Coal Company, Island Creek Coal Company, Windsor Coal Company, McElroy Coal Company, Keystone Coal Mining Corporation, Eighty-Four Mining Company, CNX Marine Terminals Inc., Market Street Funding LLC, Liberty Street Funding LLC, PNC Bank, National Association, and the Bank of Nova Scotia incorporated by reference to Exhibit 10.33 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901), filed February 19, 2008.
10.37	First Amendment to Amended and Restated Receivables Purchase Agreement (this “Amendment”), dated as of May 9, 2007, entered into among CNX Funding Corporation, CONSOL Energy Inc., as the initial Servicer, the Conduit Purchasers listed on the signature pages of the Amendment, the Purchaser Agents listed on the signature pages of the Amendment, the LC Participants listed on the signature pages of the Amendment and PNC Bank, National Association, as Administrator and as LC Bank incorporated by reference to Exhibit 10.34 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901), filed February 19, 2008.

10.38	Second Amendment to Amended and Restated Receivables Purchase Agreement (this “Amendment”), dated as of July 27, 2007, entered into among CNX Funding Corporation, CONSOL Energy Inc., as the initial Servicer (in such capacity, the “Servicer”), the Conduit Purchasers listed on the signature pages of the Amendment, the Purchaser Agents listed on the signature pages of the Amendment, the LC Participants listed on the signature pages of the Amendment and PNC Bank, National Association, as Administrator and as LC Bank incorporated by reference to Exhibit 10.35 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901), filed February 19, 2008.
10.39	Third Amendment to Amended and Restated Receivables Purchase Agreement (this “Amendment”), dated as of November 16, 2007, entered into among CNX Funding Corporation, CONSOL Energy Inc., as the initial Servicer, the various new sub-servicers listed on the signature pages of the Amendment, the Conduit Purchasers listed on the signature pages of the Amendment, the Purchaser Agents listed on the signature pages of the Amendment, the LC Participants listed on the signature pages hereto and PNC Bank, National Association, as Administrator and as LC Bank incorporated by reference to Exhibit 10.36 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
10.40	Amended and Restated Credit Agreement, dated as of June 27, 2007 by and among CONSOL Energy Inc., the Guarantors (as defined therein), the Lenders (as defined therein), The Bank of Nova Scotia, Bank of America, N.A., and Union Bank of California, N.A., each in its capacity as a co-syndication agent, and PNC Bank, National Association and Citicorp North America, Inc., in their capacity as co- administrative agents for the Lenders under the Agreement, incorporated by reference to Exhibit 10.1 to Form 8-K filed on July 3, 2007.
10.41	Amended and Restated Collateral Trust Agreement (“Agreement”) dated as of June 27, 2007, by and among CONSOL Energy Inc., (the “Borrower”), certain subsidiaries of the Borrower which have joined the Agreement, Wilmington Trust Company, not in its individual capacity but solely as corporate trustee, and David A. Vanaskey, not in his individual capacity but solely as individual trustee, as trustees for the Secured Parties incorporated by reference to Exhibit 10.38 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
10.42	Continuing Agreement of Guaranty and Suretyship (“Guaranty”), dated as of June 30, 2004, jointly and severally given by each of the undersigned thereto and each of the other Persons which become Guarantors thereunder from time to time (each a “Guarantor” and collectively the “Guarantors”) in favor of PNC Bank, National Association, as paying agent for the Lenders (the “Paying Agent”), in connection with that certain Credit Agreement as defined therein incorporated by reference to Exhibit 10.39 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
10.43	Amended and Restated Pledge Agreement, dated as of June 27,2007 made and entered into by each of the pledgors listed on the signature pages thereto and each of the other persons and entities that become bound thereby from time to time by joinder, assumption, or otherwise, and Wilmington Trust Company, not in its individual capacity but solely as collateral trustee for the equal and ratable benefit of the Secured Parties (as defined therein) pursuant to the Collateral Trust Agreement incorporated by reference to Exhibit 10.40 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
10.44	Amended and Restated Security Agreement dated as of June 27, 2007, entered into by and between CONSOL Energy Inc., and each of the other parties listed on the signature pages thereto and each of the other persons and entities that become bound thereby from time to time by joinder, assumption or otherwise, and Wilmington Trust Company, not in its individual capacity but solely as the collateral trustee for the equal and ratable benefit of the Secured Parties pursuant to the Collateral Trust Agreement incorporated by reference to Exhibit 10.41 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.

10.45	Short-Term Incentive Compensation Plan, as amended and restated, incorporated by reference to Exhibit 10.106 to Form 10-Q for the quarter ended June 30, 2007 filed on August 1, 2007.
10.46	Amended and Restated Long-Term Incentive Program (2007-09) incorporated by reference to Exhibit 10.43 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
10.47	Time Sharing Agreement, dated as of May 1, 2007, by and between CONSOL Energy Inc. and J. Brett Harvey, incorporated by reference to Exhibit 10.1 to Form 8-K filed on May 7, 2007.
10.48	Letter Agreement, effective as of July 25, 2007, by and between CONSOL Energy Inc. and Ronald E. Smith, incorporated by reference to Exhibit 10.1 to Form 8-K filed on July 31, 2007.
10.49	Letter Agreement, dated August 24, 2007, by and between CONSOL Energy Inc. and Nicholas J. DeIuliis, incorporated by reference to Exhibit 10.1 to Form 8-K filed on August 24, 2007.
10.50	Agreement, dated September 12, 2007, by and between CONSOL Energy Inc. and Bart Hyita, regarding CONSOL Energy Inc. Supplemental Retirement Plan, incorporated by reference to Exhibit 10.112 of Form 10-Q for the quarter ended September 30, 2007 filed on November 1, 2007.
10.51	Summary of Non-Employee Director Compensation, incorporated by reference to Exhibit 10.111 of Form 10-Q for the quarter ended September 30, 2007 filed on November 1, 2007.
10.52	Amended and Restated 2004 CONSOL Energy Inc. Directors Deferred Fee Plan incorporated by reference to Exhibit 10.49 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
10.53	Hypothetical Investment Election Form Relating to Directors’ Deferred Fee Plan incorporated by reference to Exhibit 10.50 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
10.54	CONSOL Energy Inc. 1999 Directors Deferred Compensation Plan incorporated by reference to Exhibit 10.67 to Form 8-K filed on August 1, 2005.
10.55	June 2005 Amendment to 1999 CONSOL Energy Inc. Directors Deferred Compensation Plan incorporated by reference to Exhibit 10.68 to Form 8-K filed on August 1, 2005.
10.56	Hypothetical Investment election Form Relating to Directors’ Deferred Compensation Plan incorporated by reference to Exhibit 10.53 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
10.57	Amended and Restated Supplemental Retirement Plan of CONSOL Energy Inc. effective
January 1, 2007 incorporated by reference to Exhibit 10.54 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
14.1	Code of Employee Business Conduct and Ethics, as amended, incorporated by reference to Exhibit 14.1 to Form 8-K filed on February 25, 2008.
21.1	Subsidiaries of CONSOL Energy Inc., incorporated by reference to Exhibit 21 to Form 10-K for the year ended December 31, 2007 (file no. 001-14901) filed on February 19, 2008.
23.1	Consent of PricewaterhouseCoopers LLP (CONSOL).
23.2	Consent of PricewaterhouseCoopers LLP (CNX Gas).
23.3	Consent of Ralph E. Davis Associates, Inc.

23.4	Consent of Schlumberger Data and Consulting Services.
24.1	Power of Attorney (included in signature pages).
99.1*	Letter of Transmittal.
99.2*	Form of Notice of Guaranteed Delivery.
99.3*	Form of Letter from CONSOL Energy Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.4*	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
99.5*	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.6*	Form of Letter for CONSOL Energy Inc. Investment Plan for Salaried Employees.

*	To be filed by amendment to this registration statement.

Exhibit 10.11

CONSOL Energy Inc.

Equity Incentive Plan

As Amended and Restated on February 19, 2008

Effective May 3, 2005

Capitalized terms shall have the meaning set forth in Section 16 of the Plan.

1.	PURPOSE.

The purposes of the CONSOL Energy Inc. Equity Incentive Plan as amended and restated as set forth herein are to promote the interests of the Company and its stockholders by (i) attracting and retaining Eligible Directors, executive officers and other key employees of the Company and its Affiliates; (ii) motivating such individuals by means of performance-related incentives to achieve long-range performance goals; and (iii) enabling such individuals to participate in the long-term growth and financial success of the Company. The Plan is amended and restated as set forth herein to comply with Section 409A.

2.	RESPONSIBILITY FOR ADMINISTRATION.

(a) Authority of Board. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Board by the Plan, the Board shall have full power and discretionary authority to decide all matters relating to the administration and interpretation of the Plan; provided, however, that ministerial responsibilities of the Plan (e.g., management of day-to-day matters) may be delegated to the Company’s officers, as set forth in Section 2(d) below. The Board’s powers include the authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to an eligible Employee; (iii) determine the number of Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award, including the discretion to determine the extent to which Awards will be structured to conform to the requirements applicable to performance-based compensation described in Section 162(m) of the Code; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, other property, and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Board; (vii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (viii) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (ix) advance the lapse of any waiting period, accelerate any exercise date, waive or modify any restriction applicable to Awards (except those restrictions imposed by law); (x) correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award Agreement in the manner and to the extent it shall deem expedient to carry the Plan into effect; and (xi) make any other determination and take any other action that the Board deems necessary or desirable for the administration of the Plan. All decisions and determinations of the Board shall be final, conclusive and binding on the Company, the Participant and any and all interested parties.

(b) Board Discretion Binding. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Board, may be made at any time and shall be final, conclusive, and binding upon all Persons, including the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, any stockholder and any Employee.

1

(c) Delegation to Committee. The Board may delegate to the Committee any or all its authority for the administration of the Plan, and may revoke such delegation at any time; provided, however, that the Board shall ratify and approve (i) any Awards to the Company’s Eligible Directors and Chief Executive Officer and (ii) amendments to the Plan. If authority is delegated to the Committee, all references to the Board in the Plan shall mean and relate to the Committee except as otherwise provided by the Board.

(d) Delegation to Officer. Except to the extent prohibited by applicable law or regulation, the Board or the Committee may delegate all or any portion of its responsibilities and powers to any person or persons selected by it, and may revoke such delegation at any time. The ministerial responsibilities of the Plan (e.g., management of day-to-day matters) are a function that has been delegated to the Company’s officers as permitted by the terms of the Plan and in compliance with applicable law and regulation. No officer to whom administrative authority has been delegated pursuant to this provision may waive or modify any restriction applicable to an award to such officer under the Plan.

(e) No Liability. No member of the Board, the Committee, or any person they delegate responsibilities and/or duties to, shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

3.	SHARES AVAILABLE FOR AWARDS; LIMITATIONS.

(a) Shares Available. Subject to adjustment as provided in Section 3(c), the total number of Shares with respect to which Awards may be granted under the Plan shall be 18,200,000, out of which 2,600,000 may be used with respect to Awards other than Options. The total number of Shares which may be issued under the Plan with respect to Stock Options shall be 18,200,000. If, after the Effective Date, any Shares covered by an Award granted under the Plan, or to which such an Award relates, are forfeited, or otherwise terminates or is canceled without the delivery of Shares, then the Shares covered by such Award, or to which such Award relates, or the number of Shares otherwise counted against the aggregate number of shares with respect to which Awards may be granted, to the extent of any such forfeiture, termination or cancellation, shall again become Shares with respect to which Awards may be granted.

(b) Limitations on Awards. Subject to adjustment as provided in Section 3(c), the maximum number of Shares with respect to which Awards may be granted to any Participant during a calendar year shall be 2,000,000 Shares. The maximum annual number of shares in respect of which Restricted Stock Awards, Restricted Stock Units, Performance Awards and Other Stock-Based Awards may be granted under the Plan to any Participant is 650,000 and the maximum annual amount of any Award settled in cash with respect to any Participant is $2 million.

(c) Adjustments. In the event a dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Board to be necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Board shall, in an equitable manner, (i) adjust any or all of (A) the number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted, (B) the maximum number of Shares subject to an Award granted to a Participant pursuant to Section 3(b) of the Plan, (C) the number of Shares or other securities of the Company (or number and kind of other securities or

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property) subject to outstanding Awards, and (D) the grant or exercise price with respect to any Award; (ii) if deemed appropriate, provide for an equivalent award in respect of securities of the surviving entity of any merger, consolidation or other transaction or event having a similar effect; or (iii) if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; provided, in each case, that (A) with respect to Awards of Incentive Stock Options no such adjustment shall be authorized to the extent that such authority would cause the Plan to violate Section 422(b)(1) of the Code, as from time to time amended, (B) with respect to any Award no such adjustment shall be authorized to the extent that such authority would be inconsistent with the Plan’s meeting the requirements of Section 162(m) of the Code, unless otherwise determined by the Board, and (C) with respect to any Award subject to Section 409A, no such adjustment shall be authorized to the extent that such authority would cause the Plan to fail to comply with, or qualify for, an exception to Section 409A.

(d) Substitute Awards. Any Shares underlying Substitute Awards shall not, unless required by law, be counted against the Shares available for Awards under the Plan.

(e) Sources of Shares Deliverable under Awards. Shares to be issued under the Plan may be made available from authorized and unissued Shares or of treasury Shares. During the term of the Plan, the Company will at all times reserve and keep available the number of Shares of Stock that shall be sufficient to satisfy the requirements of the Plan.

4.	ELIGIBILITY.

Any Employee, including any officer or employee-director of the Company or any Affiliate, who is not a member of the Committee, shall be eligible to be designated a Participant. Eligible Directors shall be eligible for Awards as described in Section 10.

5.	STOCK OPTIONS.

(a) Grant. Subject to the provisions of the Plan, the Board shall have sole and complete authority to determine the Participants to whom Options shall be granted (provided that Incentive Stock Options may only be granted to employees of the Company or a parent or subsidiary of the Company within the meaning of Code Sections 424 (e) and (f)), the number of Shares to be covered by each Option, the Option price and the conditions and limitations applicable to the exercise of the Option. The Board shall have the authority to grant Incentive Stock Options, or to grant Non-Qualified Stock Options, or to grant both types of Options. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code, as from time to time amended, and any regulations implementing such statute.

(b) Exercise Price. The Board in its sole discretion shall establish the exercise price at the time each Option is granted. The exercise price of an Option may not be less than the Fair Market Value on the Grant Date, except in the case of Substitute Awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines.

(c) Exercise. Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may, in its sole discretion, specify in the applicable Award Agreement or thereafter. The Board may impose such conditions with respect to the exercise of Options, including without limitation, any relating to the application of federal or state securities laws, as it may deem necessary or advisable. Notwithstanding the foregoing, an Option shall not be exercisable after the expiration of ten years from the Grant Date.

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(d) Payment. No Shares shall be delivered pursuant to any exercise of an Option until payment in full of the Option price is received by the Company. Such payment may be made in cash, or its equivalent, or by exchanging, actually or constructively, Shares owned by the Participant (for any minimum period set forth in the Award Agreement or as may otherwise be required by the Board and which are not the subject of any pledge or other security interest), or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the Fair Market Value of any such Shares so tendered to the Company as of the date of such tender is at least equal to such Option price. A Participant may elect to pay all or any portion of the aggregate exercise price by having Shares with a Fair Market Value on the date of exercise equal to the aggregate exercise price withheld by the Company or sold by a broker-dealer or, as provided in an Award Agreement, by having Shares withheld with such value by the Company.

(e) Restoration Options. The Board may provide in an Award Agreement for the automatic grant of a Restoration Option to a Participant who delivers Shares in payment of the exercise price of any Option granted hereunder in accordance with Section 5(d), or in the event that the withholding tax liability arising upon exercise of any such Option by a Participant is satisfied through the withholding by the Company of Shares otherwise deliverable upon exercise of the Option. The grant of a Restoration Option shall be subject to the satisfaction of such conditions or criteria as the Board in its sole discretion shall establish from time to time. A Restoration Option shall entitle the holder thereof to purchase a number of Shares equal to the number of such Shares so delivered or withheld upon exercise of the original Option. A Restoration Option shall have a per share exercise price of not less than 100% of the per Share Fair Market Value on the Grant Date of such Restoration Option and such other terms and conditions as the Board in its sole discretion shall determine.

6.	STOCK APPRECIATION RIGHTS.

(a) Grant. Subject to the provisions of the Plan, the Board shall have sole and complete authority to determine the Participants to whom Stock Appreciation Rights shall be granted, the number of Shares to be covered by each Stock Appreciation Right Award, the grant price thereof and the conditions and limitations applicable to the exercise thereof. Stock Appreciation Rights may be granted in tandem with another Award, in addition to another Award, or freestanding and unrelated to another Award. Stock Appreciation Rights granted in tandem with or in addition to an Award may be granted either at the same time as the Award or, except in the case of Incentive Stock Options, at a later time. Stock Appreciation Rights shall not be exercisable earlier than six months after the Grant Date, and shall have a grant price no less that the Fair Market Value of Shares covered by the right on the Grant Date (except with respect to a Substitute Award).

(b) Exercise and Payment. A Stock Appreciation Right shall entitle the Participant to receive an amount equal to the excess of the Fair Market Value of a Share on the date of exercise of the Stock Appreciation Right over the grant price thereof. The Board shall determine whether a Stock Appreciation Right shall be settled in cash, Shares or a combination of cash and Shares. Stock Appreciation Rights to be settled in shares of Common Stock shall be counted in full against the number of shares available for award under the Plan, regardless of the number of Exercise Gain Shares issued upon settlement of the Stock Appreciation Right.

(c) Other Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Board shall determine, at or after the grant of a Stock Appreciation Right, the term, (up to a maximum of ten years from the Grant Date), methods of exercise, methods and form of settlement, and any other terms and conditions of any Stock Appreciation Right. Any such determination by the Board may be changed by the Board from time to time and may govern the exercise of Stock Appreciation Rights granted or exercised prior to such determination as well as Stock Appreciation Rights granted or exercised thereafter. The Board may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it shall deem appropriate.

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7.	RESTRICTED STOCK AND RESTRICTED STOCK UNITS.

(a) Grant. Subject to the provisions of the Plan, the Board shall have sole and complete authority to determine the Participants to whom Shares of Restricted Stock and Restricted Stock Units shall be granted, the number of Shares of Restricted Stock and/or the number of Restricted Stock Units to be granted to each Participant, the duration of the period during which, and the conditions under which, the Restricted Stock and Restricted Stock Units may be forfeited to the Company, and the other terms and conditions of such Awards.

(b) Transfer Restrictions. Shares of Restricted Stock and Restricted Stock Units may not be sold, assigned, transferred, pledged or otherwise encumbered, except, in the case of Restricted Stock, as provided in the Plan or the applicable Award Agreements. Certificates issued in respect of Shares of Restricted Stock shall be registered in the name of the Participant and deposited by such Participant, together with a stock power endorsed in blank, with the Company. Upon the lapse of the restrictions applicable to such Shares of Restricted Stock, the Company shall deliver such certificates to the Participant or the Participant’s legal representative.

(c) Payment. Each Restricted Stock Unit shall have a value equal to the Fair Market Value of a Share. Restricted Stock Units shall be paid in cash, Shares, other securities or other property, as determined in the sole discretion of the Board, upon the lapse of the restrictions applicable thereto, or otherwise in accordance with the applicable Award Agreement.

(d) Dividends and Distributions. Dividends and other distributions paid on or in respect of any Shares of Restricted Stock or Restricted Stock Units may be paid directly to the Participant, or may be reinvested in additional Shares of Restricted Stock or in additional Restricted Stock Units, as determined by the Board in its sole discretion.

8.	PERFORMANCE AWARDS.

(a) Grant. Subject to the limitations set forth in Section 3, the Board shall have sole and complete authority to determine the Eligible Individuals who shall receive a “Performance Award,” which shall consist of a right that is (i) denominated in cash, Options, or Shares, (ii) valued, as determined by the Board, in accordance with the achievement of such performance goals during such performance periods as the Board shall establish, and (iii) payable at such time and in such form as the Board shall determine. Unless otherwise determined by the Board, any such Performance Award shall be evidenced by an Award Agreement containing the terms of the award, including, but not limited to, the performance criteria and such terms and conditions as may be determined from time to time by the Board, in each case, not inconsistent with this Plan.

(b) Terms and Conditions. For Awards intended to be performance-based compensation under Section 162(m) of the Code, Performance Awards shall be conditioned upon the achievement of pre-established goals relating to one or more of the following performance measures, as determined in writing by the Board and subject to such modifications as specified by the Board: cash flow; cash flow from operations; earnings (including earnings before interest, taxes, depreciation, and amortization or some variation thereof); earnings per share, diluted or basic; earnings per share from continuing operations; net asset turnover; inventory turnover; capital expenditures; debt; debt reduction; working capital; return on investment; return on sales; net or gross sales; market share; economic value added; cost of capital; change in assets; expense reduction levels; productivity; delivery performance; safety record;

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stock price; return on equity; total or relative increases to stockholder return; return on capital; return on assets or net assets; revenue; income or net income; operating income or net operating income; operating profit or net operating profit; gross margin, operating margin or profit margin; and completion of acquisitions, business expansion, product diversification and other non-financial operating and management performance objectives. To the extent consistent with Section 162(m) of the Code, the Board may determine at the time the performance goals are established that certain adjustments shall apply, in whole or in part, in such manner as determined by the Board, to exclude the effect of any of the following events that occur during a performance period: the impairment of tangible or intangible assets; litigation or claim judgments or settlements; the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; business combinations, reorganizations and/or restructuring programs, including, but not limited to, reductions in force and early retirement incentives; currency fluctuations; and any extraordinary, unusual, infrequent or non-recurring items, including, but not limited to, such items described in management’s discussion and analysis of financial condition and results of operations or the financial statements and notes thereto appearing in the Company’s annual report to stockholders for the applicable year. Performance measures may be determined either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or subsidiary entity thereof, either individually, alternatively or in any combination, and measured over a period of time including any portion of a year, annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified by the Board.

(c) Preestablished Performance Goals. For Awards intended to be performance-based compensation under Section 162(m) of the Code, performance goals relating to the performance measures set forth above shall be preestablished in writing by the Board, and achievement thereof certified in writing prior to payment of the Award, as required by Section 162(m) and regulations promulgated thereunder. All such performance goals shall be established in writing no later than ninety (90) days after the beginning of the applicable performance period; provided however, that for a performance period of less than one year, the Board shall take any such actions prior to the lapse of 25% of the performance period. In addition to establishing minimum performance goals below which no compensation shall be payable pursuant to a Performance Award, the Board, in its discretion, may create a performance schedule under which an amount less than or more than the target award may be paid so long as the performance goals have been achieved.

(d) Additional Restrictions/Negative Discretion. The Board, in its sole discretion, may also establish such additional restrictions or conditions that must be satisfied as a condition precedent to the payment of all or a portion of any Performance Awards. Such additional restrictions or conditions need not be performance-based and may include, among other things, the receipt by a Participant of a specified annual performance rating, the continued employment by the Participant and/or the achievement of specified performance goals by the Company, business unit or Participant. Furthermore and notwithstanding any provision of this Plan to the contrary, the Board, in its sole discretion, may retain the discretion to reduce the amount of any Performance Award to a Participant if it concludes that such reduction is necessary or appropriate based upon: (i) an evaluation of such Participant’s performance; (ii) comparisons with compensation received by other similarly situated individuals working within the Company’s industry; (iii) the Company’s financial results and conditions; or (iv) such other factors or conditions that the Board deems relevant; provided, however, the Board shall not use its discretionary authority to increase any Award that is intended to be performance-based compensation under Section 162(m) of the Code.

(e) Payment of Performance Awards. Performance Awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with procedures established by the Board, on a deferred basis.

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9.	OTHER STOCK-BASED AWARDS.

The Board shall have authority to grant to Participants “Other Stock-Based Awards,” which shall consist of any right that is (i) not an Award described in Sections 5 through 8 above and (ii) an Award of Shares or an Award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as deemed by the Board to be consistent with the purposes of the Plan. Subject to the terms of the Plan and any applicable Award Agreement, the Board shall determine the terms and conditions of any such Other Stock-Based Award.

10.	ELIGIBLE DIRECTORS.

Except as otherwise determined by the Board in its sole discretion, Eligible Directors shall receive Awards in accordance with this Section. Except as otherwise provided in this Section, Awards to Eligible Directors shall be subject to the remaining provisions of the Plan.

(a) Terms of Grants. The exercise price per Share of each Option granted to an Eligible Director shall be the Fair Market Value of a Share on the Grant Date. Options shall vest ratably and become exercisable in one-third increments on each anniversary of the Grant Date. Except as otherwise provided in this paragraph, Options shall expire 10 years from the Grant Date. Unvested Options shall immediately vest and become exercisable if an individual ceases to be a director on account of death, disability or retirement at normal retirement age for directors, and shall remain exercisable until the normal expiration of the Option. Upon termination as a director for any other reason other than Cause, unvested Options shall be forfeited and vested Options shall remain exercisable for three months following the termination date. Upon termination as a Director for Cause, all Options (whether or not vested) shall be forfeited as of the termination date.

(b) Deferred Stock Unit Grants. The Board may grant Deferred Stock Units to Eligible Directors in lieu of all or any portion of the annual retainer or meeting fees otherwise payable to the Eligible Directors. Each Deferred Stock Unit shall entitle the Eligible Director to receive one Share or an amount of cash equal to the Fair Market Value of a Share on the payment date, on terms and conditions established by the Board. The Board may also permit Eligible Directors to elect to receive Deferred Stock Units in lieu of all or any portion of the annual retainer or meeting fees otherwise payable to the Eligible Director in cash, or to defer receipt of Shares or cash to be paid pursuant to Deferred Stock Units, in accordance with a deferred compensation policy to be established by the Company.

(c) Other Awards. The Board in its sole discretion may grant other types of Awards to Eligible Directors other than those specifically described in this Section 10.

11.	TERMINATION OF EMPLOYMENT/SERVICE.

The Board shall have the full power and authority to determine the terms and conditions that shall apply to any Award upon a termination of employment/service, including a termination by the Company or an Affiliate of the Company without Cause, by a Participant voluntarily, or by reason of death, Disability or Retirement.

12.	CHANGE IN CONTROL.

To the extent not inconsistent with Section 14(r) hereof, in the event that the Company engages in a transaction constituting a Change in Control, the Board shall have complete authority and discretion, but not the obligation, to accelerate the vesting of outstanding Awards and the termination of restrictions on

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Shares. As part of any agreement in connection with a Change in Control, the Board may also negotiate terms providing protection for Participants, including, the assumption of any Awards outstanding under the Plan or the substitution of similar awards for those outstanding under the Plan.

13.	AMENDMENT AND TERMINATION.

(a) Amendments to the Plan and Award Agreements. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan, the Board may amend, alter, suspend, discontinue, cancel or terminate the Plan or an Award Agreement or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without: (i) stockholder approval if it would constitute a repricing of an Option or a stock-settled Stock Appreciation Right or if such approval is necessary to comply with any tax or regulatory requirement for which or with which the Board deems it necessary or desirable to qualify or comply; or (ii) the consent of the affected Participant, if such action would adversely affect any material rights of such Participant under any outstanding Award. Notwithstanding the foregoing or any provision of the Plan or an Award Agreement to the contrary, the Board may at any time (without the consent of any Participant) modify, amend or terminate any or all of the provisions of this Plan or an Award Agreement to the extent necessary to: (i) conform the provisions of the Plan and/or Award with Section 162(m), Section 409A or any other provision of the Code or other applicable law, the regulations issued thereunder or an exception thereto, regardless of whether such modification, amendment or termination of the Plan and/or Award shall adversely affect the rights of a Participant; and (ii) to enable the Plan to achieve its stated purposes in any jurisdiction outside the United States in a tax-efficient manner and in compliance with local rules and regulations.

(b) Adjustment of Awards upon the Occurrence of Certain Unusual or Nonrecurring Events. The Board is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 3(c) hereof) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the Board determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan; provided that no such adjustment shall be authorized to the extent that such authority would be inconsistent with the Plan’s meeting the requirements of Section 162(m) or Section 409A.

(c) Cancellation. Any provision of this Plan or any Award Agreement to the contrary notwithstanding, the Board may cause any Award granted hereunder to be canceled in consideration of a cash payment or alternative Award made to the holder of such canceled Award equal in value to the Fair Market Value of such canceled Award except to the extent that such payment would violate the requirements of Section 409A of the Code.

14.	GENERAL PROVISIONS.

(a) Dividend Equivalents. In the sole and complete discretion of the Board, an Award may provide the Participant with dividends or dividend equivalents, payable in cash, Shares, other securities or other property on a current or deferred basis.

(b) Nontransferability. Except to the extent provided in an Award Agreement, no Award shall be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant, except by will or the laws of descent and distribution.

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(c) No Rights to Awards. No Employee, Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Employees, Eligible Directors, consultants, Participants, or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient.

(d) Share Certificates. All certificates for Shares or other securities of the Company or any Affiliate delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Board may deem advisable under the Plan or the rules, regulations, and other requirements of the SEC, any stock exchange upon which such Shares or other securities are then listed, and any applicable Federal or state laws, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(e) Withholding. A Participant may be required to pay to the Company or any Affiliate and the Company or any Affiliate shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant an amount (in cash, Shares, other securities, other Awards or other property) sufficient to cover any federal, state, local or foreign income taxes or such other applicable taxes required by law in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. The Company may, in its discretion, permit a Participant (or any beneficiary or other Person entitled to act) to elect to pay a portion or all of the amount such taxes in such manner as the Committee shall deem to be appropriate, including, but not limited to, authorizing the Company to withhold, or agreeing to surrender to the Company, Shares owned by such Participant or a portion of such forms of payment that would otherwise be distributed pursuant to an Award. Notwithstanding the foregoing or any provisions of the Plan to the contrary, any broker-assisted cashless exercise shall comply with the requirements for equity classification of Paragraph 35 of FASB Statement No. 123(R) and any withholding satisfied through a net-settlement shall be limited to the minimum statutory withholding requirements. The Board may provide for additional cash payments to holders of Awards to defray or offset any tax arising from the grant, vesting, exercise, or payments of any Award to the extent not inconsistent with Section 14(r) hereof.

(f) Award Agreements. Unless otherwise determined by the Board, each Award hereunder shall be evidenced by an Award Agreement that shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto.

(g) No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of options, restricted stock, Shares and other types of Awards provided for hereunder (subject to stockholder approval if such approval is required), and such arrangements may be either generally applicable or applicable only in specific cases.

(h) No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Affiliate. Further, the Company or an Affiliate may at any time dismiss a Participant from employment, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(i) No Rights as Stockholder. Subject to the provisions of the applicable Award, no Participant or holder or beneficiary of any Award shall have any rights as a stockholder with respect to any Shares to be distributed under the Plan until he or she has become the holder of such Shares. Notwithstanding the foregoing, in connection with each grant of Restricted Stock hereunder, the

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applicable Award shall specify if and to what extent the Participant shall not be entitled to the rights of a stockholder in respect of such Restricted Stock.

(j) Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of Delaware without giving effect to the conflict of law principles thereof.

(k) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Board, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(l) Other Laws. The Board may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation or entitle the Company to recover the same under Section 16(b), and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder, or beneficiary. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Board in its sole discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. federal securities laws and any other laws to which such offer, if made, would be subject.

(m) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(n) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Board shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be canceled, terminated, or otherwise eliminated.

(o) Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(p) Parachute Payments. The Board may provide in an Award Agreement that no amounts shall be paid or considered paid to the extent that any such payments would be nondeductible by the Company under Code Section 280G.

(q) Section 162(m). Notwithstanding any provision of the Plan or Award Agreement to the contrary if an Award under this Plan is intended to qualify as performance-based compensation under Section 162(m) of the Code and the regulations issued thereunder and a provision of this Plan or an Award Agreement would prevent such Award from so qualifying, such provision shall be administered, interpreted and construed to carry out such intention (or disregarded to the extent such provision cannot be so administered, interpreted or construed). In no event shall any member of the Board, the Committee

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or the Company (or its employees, officers or directors) have any liability to any Participant (or any other Person) due to the failure of an Award to satisfy the requirements of Section 162(m) of the Code.

(r) Section 409A. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, if any Award or benefit provided under this Plan is subject to the provisions of Section 409A, the provisions of the Plan and any applicable Award Agreement shall be administered, interpreted and construed in a manner necessary to comply with Section 409A or an exception thereto (or disregarded to the extent such provision cannot be so administered, interpreted or construed). The following provisions shall apply, as applicable:

(i) If a Participant is a Specified Employee and a payment subject to Section 409A (and not excepted therefrom) to the Participant is due upon Separation from Service, such payment shall be delayed for a period of six (6) months after the date the Participant Separates from Service (or, if earlier, the death of the Participant). Any payment that would otherwise have been due or owing during such six-month period will be paid immediately following the end of the six-month period in the month following the month containing the 6-month anniversary of the date of termination unless another compliant date is specified in the applicable agreement.

(ii) For purposes of Section 409A, and to the extent applicable to any Award or benefit under the Plan, it is intended that distribution events qualify as permissible distribution events for purposes of Section 409A and shall be interpreted and construed accordingly. With respect to payments subject to Section 409A, the Company reserves the right to accelerate and/or defer any payment to the extent permitted and consistent with Section 409A. Whether a Participant has Separated from Service or employment will be determined based on all of the facts and circumstances and, to the extent applicable to any Award or benefit, in accordance with the guidance issued under Section 409A. For this purpose, a Participant will be presumed to have experienced a Separation from Service when the level of bona fide services performed permanently decreases to a level less than twenty percent (20%) of the average level of bona fide services performed during the immediately preceding thirty-six (36) month period or such other applicable period as provided by Section 409A.

(iii) The Board, in its discretion, may specify the conditions under which the payment of all or any portion of any Award may be deferred until a later date. Deferrals shall be for such periods or until the occurrence of such events, and upon such terms and conditions, as the Board shall determine in its discretion, in accordance with the provisions of Section 409A, the regulations and other binding guidance promulgated thereunder; provided, however, that no deferral shall be permitted with respect to Options, Stock Appreciation Rights and other stock rights subject to Section 409A. An election shall be made by filing an election with the Company (on a form provided by the Company) on or prior to December 31st of the calendar year immediately preceding the beginning of the calendar year (or other applicable service period) to which such election relates (or at such other date as may be specified by the Board to the extent consistent with Section 409A) and shall be irrevocable for such applicable calendar year (or other applicable service period). To the extent authorized, a Participant who first becomes eligible to participate in the Plan may file an election (“Initial Election”) at any time prior to the 30-day period following the date on which the Participant initially becomes eligible to participate in the Plan (or at such other date as may be specified by the Board to the extent consistent with Section 409A). Any such Initial Election shall only apply to compensation earned and payable for services rendered after the effective date of the Election.

(iv) The grant of Non-Qualified Stock Options, Stock Appreciation Rights and other stock rights subject to Section 409A shall be granted under terms and conditions consistent with Treas. Reg. § 1.409A-1(b)(5) such that any such Award does not constitute a deferral of compensation under Section 409A. Accordingly, any such Award may be granted to Employees and Eligible Directors of the

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Company and its subsidiaries and affiliates in which the Company has a controlling interest. In determining whether the Company has a controlling interest, the rules of Treas. Reg. § 1.414(c)-2(b)(2)(i) shall apply; provided that the language “at least 50 percent” shall be used instead of “at least 80 percent” in each place it appears; provided, further, where legitimate business reasons exist (within the meaning of Treas. Reg. § 1.409A-1(b)(5)(iii)(E)(i)), the language “at least 20 percent” shall be used instead of “at least 80 percent” in each place it appears. The rules of Treas. Reg. §§ 1.414(c)-3 and 1.414(c)-4 shall apply for purposes of determining ownership interests.

(v) Notwithstanding anything to the contrary contained herein and with respect to Options that were earned and vested under the Plan prior to January 1, 2005 (as determined under Section 409A, “Grandfather Options”), such Grandfathered Options are intended to be exempt from Section 409A and shall be administered and interpreted in a manner intended to ensure that any such Grandfathered Option remains exempt from Section 409A. No amendments or other modifications shall be made to such Grandfathered Options except as specifically set forth in a separate writing thereto, and no amendment or modification to the Plan shall be interpreted or construed in a manner that would cause a material modification (within the meaning of Section 409A, including Treas. Reg. § 1.409A-6(a)(4)) to any such Grandfathered Options.

(vi) In no event shall any member of the Board, the Committee or the Company (or its employees, officers or directors) have any liability to any Participant (or any other Person) due to the failure of an Award to satisfy the requirements of Section 409A.

15.	TERM OF THE PLAN.

(a) Effective Date. The Plan shall be effective as of the Effective Date.

(b) Expiration Date. No Incentive Stock Option shall be granted under the Plan after April 7, 2009 and no deferred stock units or awards other than incentive stock options may be granted after the tenth anniversary of the Effective Date. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted hereunder may, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under any such Award shall, continue after the authority for grant of new Awards hereunder has been exhausted.

16.	DEFINITIONS.

As used in the Plan, the following terms shall have the meanings set forth below:

“Affiliate” shall mean (i) any entity that, directly or indirectly, is controlled by the Company, (ii) any entity in which the Company has a significant equity interest and (iii) an Affiliate of the Company as defined in Rule 12b-2 promulgated under Section 12 of the Exchange Act, in either case as determined by the Committee.

“Annual Service Period” means an annual period determined by the Board, which annual period shall be January 1 through December 31 or such other annual period as may be designated from time to time by the Board.

“Award” shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit, Performance Award or other Stock-Based Award.

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“Award Agreement” shall mean any written agreement, contract, or other instrument or document evidencing any Award, which shall not become effective until executed or acknowledged by a Participant.

“Board” shall mean the Board of Directors of the Company.

“Cause” shall mean, unless otherwise defined in the applicable Award Agreement, a determination by the Committee that a Participant has: (1) committed an act of embezzlement, fraud, dishonesty or breach of fiduciary duty to the Company; (2) deliberately and repeatedly violated the rules of the Company or the valid instructions of the Board or an authorized officer of the Company; (3) made any unauthorized disclosure of any of the material secrets or confidential information of the Company; or (4) engaged in any conduct that could reasonably be expected to result in material loss, damage or injury to the Company.

“Change in Control” shall mean, unless otherwise defined in the applicable Award Agreement, the earliest to occur of: (1) any one “person” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than (A) the Company, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, and (C) any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Shares), or more than one “person” acting as a “group,” is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of Shares that, together with the Shares held by such “person” or “group,” possess more than 50% of the total fair market value or total voting power of the Shares and other stock of the Company; (2) a majority of members of the Board is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or (3) the sale of all or substantially all of the Company’s assets. Notwithstanding the foregoing or any provision of this Plan to the contrary, it is intended that the foregoing definition of Change in Control qualify as a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation, within the meaning of Treas. Reg. § 1.409A-3(i)(5), and shall be interpreted and construed to effectuate such intent.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

“Committee” shall mean a committee of the Board designated by the Board to be responsible for the administration of the Plan (though excluding day-to-day administration). To the extent deemed appropriate by the Board, the Committee shall be composed of not less than two individuals who are “outside directors” within the meaning of Code Section 162(m) and “non-employee directors” within the meaning of Section 16 and “independent directors” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

“Company” shall mean CONSOL Energy Inc.

“Deferred Stock Unit” means a right, granted to Eligible Directors in accordance with Section 10, to acquire a Share for no consideration or some other amount determined by the Board.

“Disability” shall mean, unless otherwise defined in the applicable Award Agreement, a Participant’s inability, because of physical or mental incapacity or injury (that has continued for a period of at least 12 consecutive calendar months), to perform for the Company or an Affiliate substantially the same services as he or she performed prior to incurring such incapacity or injury. Notwithstanding the foregoing, with respect to any Award that is subject to Section 409A (and not excepted therefrom) and payable upon Disability, such term shall mean the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to last for a continuous period of not less than 12 months.

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“Effective Date” shall mean May 3, 2005.

“Eligible Director” means a director who is not an employee of the Company or any of its Affiliates.

“Employee” shall mean an employee or consultant of the Company or of any Affiliate, including any individual who enters into an employment agreement with the Company or an Affiliate which provides for commencement of employment within three months of the date of the agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Fair Market Value” shall mean the fair market value of the property or other items being valued, as determined by the Board in its sole discretion. Fair Market Value with respect to the Shares, as of any date, shall mean (i) if the Shares are listed on a securities exchange or are traded over the NASDAQ National Market System, the closing sales price of the Shares on such exchange or over such system on such date, or in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported, (ii) if the Shares are not so listed or traded, the mean between the bid and offered prices of the Shares as quoted by the National Association of Securities Dealers through NASDAQ for such date or (iii) in the event there is no public market for the Shares, the fair market value as determined by the Board in its sole discretion.

“Grant Date” means, with respect to an Award, date on which the Board makes the determination to grant such Award, or such other date as is determined by the Board. Within a reasonable time thereafter, the Company will deliver an Award Agreement to the Participant.

“Incentive Stock Option” shall mean a right to purchase Shares from the Company that is granted under Section 5 of the Plan and that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

“Non-Qualified Stock Option” shall mean a right to purchase Shares from the Company that is granted under Section 5 of the Plan and that is not intended to be an Incentive Stock Option.

“Option” shall mean an Incentive Stock Option or a Non-Qualified Stock Option and shall include a Restoration Option.

“Other Stock-Based Award” shall mean any right granted under Section 9 of the Plan.

“Participant” shall mean any Employee or Eligible Director who receives an Award under the Plan.

“Performance Award” shall mean any right granted under Section 8 of the Plan.

“Person” shall mean any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

“Plan” shall mean this CONSOL Energy Inc. Equity Incentive Plan as amended and restated herein.

“Restoration Option” shall mean an Option granted pursuant to Section 5(e) of the Plan.

“Restricted Stock” shall mean any Share granted under Section 7 of the Plan.

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“Restricted Stock Unit” shall mean any unit granted under Section 7 of the Plan.

“Retirement” shall mean with respect to a Participant other than an Eligible Director retirement of a Participant from the employ or service of the Company or any of its Affiliates in accordance with the terms of the applicable Company retirement plan or, if a Participant is not covered by any such plan, retirement on or after such Participant’s 65th birthday, unless otherwise defined in the applicable Award Agreement.

“SEC” shall mean the Securities and Exchange Commission or any successor thereto and shall include the staff thereof.

“Section 16” shall mean Section 16 of the Exchange Act and the rules promulgated thereunder and any successor provision thereto as in effect from time to time.

“Section 162(m)” shall mean Section 162(m) of the Internal Revenue Code of 1986 and the rules promulgated thereunder or any successor provision thereto as in effect from time to time.

“Section 409A” shall mean Section 409A of the Code, the regulations and other binding guidance promulgated thereunder.

“Separation from Service” and “Separate from Service” shall mean the Participant’s death, retirement or other termination of employment or service with the Company (including all persons treated as a single employer under Section 414(b) and 414(c) of the Code) that constitutes a “separation from service” (within the meaning of Section 409A). For purposes hereof, the determination of controlled group members shall be made pursuant to the provisions of Section 414(b) and 414(c) of the Code; provided that the language “at least 50 percent” shall be used instead of “at least 80 percent” in each place it appears in Section 1563(a)(1),(2) and (3) of the Code and Treas. Reg. § 1.414(c)-2; provided, further, where legitimate business reasons exist (within the meaning of Treas. Reg. § 1.409A-1(h)(3)), the language “at least 20 percent” shall be used instead of “at least 80 percent” in each place it appears. Whether a Participant has Separated from Service will be determined based on all of the facts and circumstances and, to the extent applicable to any Award or benefit, in accordance with the guidance issued under Section 409A. A Participant will be presumed to have experienced a Separation from Service when the level of bona fide services performed permanently decreases to a level less than twenty percent (20%) of the average level of bona fide services performed during the immediately preceding thirty-six (36) month period or such other applicable period as provided by Section 409A.

“Specified Employee” means a key employee (as defined in Section 416(i) of the Code without regard to paragraph (5) thereof) of the Company as determined in accordance with the regulations issued under Code Section 409A and the procedures established by the Company.

“Shares” shall mean shares of the common stock, $.01 par value, of the Company, or such other securities of the Company as may be designated by the Board from time to time.

“Stock Appreciation Right” shall mean any right granted under Section 6 of the Plan.

“Substitute Awards” shall mean Awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines.

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Exhibit 10.26

CONSOL ENERGY INC.

EMPLOYEE NONQUALIFIED STOCK OPTION AGREEMENT

1. Nonqualified Stock Option. The Option granted is intended to be a Non-Qualified Stock Option and not an Incentive Stock Option under section 422 of the Internal Revenue Code, as amended (the “Code”) (capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Plan or the cover sheet to which this Agreement is attached).

2. Vesting. Subject to Section 4 hereof, one-third of the Option shall vest and become exercisable as of the first anniversary of the Date of Option Grant (“Grant Date”) and an additional one-third of the Option shall vest and become exercisable on each of the second and third anniversaries of the Grant Date. For purposes of this Agreement, the term “Vested Portion” of the Option means that portion which: (i) shall have become exercisable pursuant to the terms of this Agreement; (ii) shall not have been previously exercised; and (iii) shall not have expired, been forfeited or otherwise canceled in accordance with the terms hereof or the Plan. For purposes of this Agreement, the term “Non-Vested Portion” of the Option means that portion of the Option that is not vested or exercisable and which has not otherwise expired, been forfeited or canceled in accordance with the terms hereof or the Plan.

3. Exercise of Option.

(a) Subject to the provisions of the Plan and this Agreement (including Section 4 hereof), the Optionee may exercise all or any part of the Vested Portion of the Option at any time prior to the tenth anniversary of the Grant Date (the “Expiration Date”); provided that the Option may be exercised with respect to whole Shares only. In no event shall the Option be exercisable on or after the Expiration Date.

(b) To the extent set forth in subparagraph (a) above, the Option may be exercised by delivering to the Company at its principal office, or to such other location designated by the Company, written notice of intent to exercise. Such notice shall specify the number of Shares for which the Option is being exercised and shall be accompanied by payment in full, or adequate provision therefor, of the aggregate Exercise Price Per Share (“Exercise Price”), and any applicable withholding tax and fees. The payment of the Exercise Price shall be made: (i) in cash; (ii) by certified check or bank draft payable to the order of the Company; (iii) by personal check payable to the order of the Company; (iv) by tendering Shares, actually or constructively, which have been owned by the Optionee for at least six months (and which are not subject to any pledge or other security interest); or (v) by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the Fair Market Value of any such Shares so tendered to the Company as of the date of such tender is at least equal to the Exercise Price. The Optionee may elect to pay all or any portion of the Exercise Price by having Shares with a Fair Market Value on the date of exercise equal to the Exercise Price withheld by the Company or sold by a broker-dealer. Subject to the preceding sentence, the Optionee may elect to sell all Shares to cover Option costs, taxes, and fees, and any remaining funds will be issued to Optionee. The payment of withholding tax shall be subject to Section 8 of this Agreement.

(c) Notwithstanding any other provision of the Plan or this Agreement to the contrary, no Option may be exercised prior to the completion of any registration or qualification of such Option or the Shares under applicable state and federal securities or other laws, or under any ruling or

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regulation of any government body or national securities exchange, that the Board shall in its sole discretion determine to be necessary or advisable.

(d) Upon the Company’s determination that the Option has been validly exercised as to any of the Shares, the Company shall issue or cause to be issued as promptly as practicable certificates in the Optionee’s name for such Shares. However, the Company shall not be liable to the Optionee for damages relating to any delays in issuing the certificates or in the certificates themselves.

4. Termination of Employment.

(a) In the event that the Optionee’s employment with the Company (including any Affiliate) is terminated for Cause (or in the event that the Optionee breaches any of the covenants set forth in Sections 9 and 10 below), the Option (whether vested or unvested) shall be deemed canceled and forfeited in its entirety on the date of the Optionee’s termination of employment or breach of covenant, as applicable. In addition, any Option exercised during the six month period prior to such termination of employment or breach of covenant, as applicable, shall be rescinded. Within 10 days after receiving notice of a rescission, the Optionee shall pay to the Company an amount in cash equal to the gain realized by the Optionee upon exercise of the Option. Such notice may be given at any time within one year from the date of such exercise.

(b) In the event that the Optionee’s employment with the Company (including any Affiliate) is terminated by the Optionee voluntarily, due to Disability or by the Company without Cause, the Non-Vested Portion of the Option shall be deemed canceled and forfeited on the date of Optionee’s termination of employment and the Vested Portion, if any, of the Option as of the date of such termination shall remain exercisable for the lesser of (i) a period of 90 days following such termination of employment or (ii) until the Expiration Date, and, in either event, the Vested Portion shall thereafter be deemed canceled and forfeited.

(c) Notwithstanding the provisions of Section 4(b) concerning an employment termination by the Company without Cause, in the event that the Optionee’s employment with the Company (including any Affiliate) is terminated by reason of a reduction in force as specified and implemented by the Company, the Non-Vested Portion of the Option shall continue to vest and become exercisable in accordance with the schedule established under Section 2 of this Agreement and the Option shall remain exercisable until the Expiration Date. In the event of such an employment termination by reason of a reduction in force, the provisions of subparagraphs 9(a)(i) and (a)(ii) shall not apply.

(d) (i) Notwithstanding the provisions of Section 4(b) concerning a voluntary termination, in the event that the Optionee’s employment with the Company (including any Affiliate) is terminated by reason of an Early Retirement or Incapacity Retirement, as defined herein, the Non-Vested Portion of the Option shall continue to vest and become exercisable in accordance with the schedule established under Section 2 of this Agreement and the Option shall remain exercisable until the Expiration Date. For purposes of this Agreement and unless otherwise provided by the Board at the time of such termination, the terms “Early Retirement” and “Incapacity Retirement” shall have such meanings ascribed to them in the CONSOL Energy Inc. Employee Retirement Plan, as amended, or any successor plan thereto applicable to the Optionee; provided, however, for purposes of this Option the Optionee shall not be considered to have terminated employment on account of “Early Retirement” unless the Optionee shall also have reached the age of 55 as of the date of termination and completed at least one year of continuous service with the Company after the Effective Date of this Program.

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(ii) Notwithstanding the provisions of Section 4(b) concerning a voluntary termination, in the event that Optionee’s employment with the Company (including any Affiliate) is terminated by reason of a Normal Retirement, as defined herein, the Non-Vested Portion of the Option shall vest in its entirety on the effective date of the Optionee’s retirement and the Option shall remain exercisable until the Expiration Date. For purposes of this Agreement and unless otherwise provided by the Board at the time of such termination, the term “Normal Retirement” shall have such meaning ascribed to it in the CONSOL Energy Inc. Employee Retirement Plan, as amended, or any successor plan thereto applicable to the Optionee; provided, however, for purposes of this Option the Optionee shall not be considered to have terminated employment on account of Normal Retirement unless the Optionee shall also have reached the age of sixty-two (62).

(iii) In the event that the Optionee’s employment with the Company (including any Affiliate) is terminated by reason of death, the Non-Vested Portion of the Option shall vest in its entirety immediately upon the date of the Optionee’s death and the Option shall remain exercisable for the lesser of: (A) a period of three years following death or (B) until the Expiration Date.

5. Change in Control. Upon a Change in Control prior to the Optionee’s termination of employment with the Company (including any Affiliate), the Non-Vested portion of the Option shall vest and, unless otherwise provided by separate agreement between the Company and the Optionee, the Option shall remain exercisable until the Expiration Date. Unless otherwise provided by separate agreement between the Company and the Optionee, in the event that any benefits under this Agreement, either alone or together with any other payments or benefits otherwise owed to the Optionee by the Company on or after a Change in Control would, in the Company’s good faith opinion, be deemed under Section 280G of the Code, or any successor provision, to be parachute payments, the benefits under this Agreement shall be reduced to the extent necessary in the Company’s good faith opinion so that no portion of the benefits provided herein shall be considered excess parachute payments under Section 280G of the Code or any successor provision. The Company’s good faith opinion shall be conclusive and binding upon the Optionee.

6. No Right to Continued Employment: No Rights as a Shareholder. Neither the Plan nor this Agreement shall confer on the Optionee any right to continued employment with the Company (including any Affiliate). The Optionee shall not have any rights as a shareholder with respect to any Shares subject to the Option prior to the date of exercise of the Option.

7. Transferability. The Option is nontransferable and may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Optionee, except by will or the laws of descent and distribution. No transfer of the Option shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and a copy of such evidence as the Board may deem necessary to establish the validity of the transfer and the acceptance by the transferee of the terms and conditions hereof.

8. Withholding. The Optionee agrees to make appropriate arrangements with the Company for satisfaction of any applicable federal, state, local or foreign tax withholding requirements or like requirements, including the payment to the Company at the time of any exercise of the Option of all such taxes and requirements, and the Company shall have the right and is hereby authorized to withhold from the Shares transferable to the Optionee upon any exercise of the Option or from any other compensation or other amount owing to the Optionee such amount (in cash, Shares or other property, as the case may be) as may be necessary in the opinion of the Company to satisfy all such taxes and requirements.

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9. Non-Competition.

(a) The Optionee acknowledges and recognizes the highly competitive nature of the business of the Company and its Affiliates and accordingly agrees that during the term of the Optionee’s employment and for a period of two years after the termination thereof:

(i) The Optionee will not directly or indirectly engage in any business which is in competition with any line of business conducted by the Company or any of its Affiliates, including, but not limited to, where such engagement is as an officer, director, proprietor, employee, partner, investor (other than as a holder of less than 1% of the outstanding capital stock of a publicly traded corporation), consultant, advisor, agent or sales representative, in any geographic region in which the Company or any of its Affiliates conducted any such competing line of business;

(ii) The Optionee will not perform or solicit the performance of services for any customer or client of the Company or any of its Affiliates;

(iii) The Optionee will not directly or indirectly induce any employee of the Company or any of its Affiliates to (1) engage in any activity or conduct which is prohibited pursuant to this subparagraph 9(a), or (2) terminate such employee’s employment with the Company or any of its Affiliates. Moreover, the Optionee will not directly or indirectly employ or offer employment (in connection with any business which is in competition with any line of business conducted by the Company or any of its Affiliates) to any person who was employed by the Company or any of its Affiliates unless such person shall have ceased to be employed by the Company or any of its Affiliates for a period of at least 12 months; and

(iv) The Optionee will not directly or indirectly assist others in engaging in any of the activities, which are prohibited under subparagraphs (i) - (iii) above.

(b) It is expressly understood and agreed that although the Optionee and the Company consider the restrictions contained in this Section 9 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against the Optionee, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

10. Confidential Information and Trade Secrets. The Optionee and the Company agree that certain materials, including, but not limited to, information, data and other materials relating to customers, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, manufacturing processes, financing methods, plans or the business and affairs of the Company and its Affiliates, constitute proprietary confidential information and trade secrets. Accordingly, the Optionee will not at any time during or after the Optionee’s employment with the Company (including any Affiliate) disclose or use for the Optionee’s own benefit or purposes or the benefit or purposes of any other person, firm, partnership, joint venture, association, corporation or other

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business organization, entity or enterprise other than the Company and any of its Affiliates, any proprietary confidential information or trade secrets, provided that the foregoing shall not apply to information which is not unique to the Company or any of its Affiliates or which is generally known to the industry or the public other than as a result of the Optionee’s breach of this covenant. The Optionee agrees that upon termination of employment with the Company (including any Affiliate) for any reason, the Optionee will immediately return to the Company all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, which in any way relate to the business of the Company and its Affiliates, except that the Optionee may retain personal notes, notebooks and diaries. The Optionee further agrees that the Optionee will not retain or use for the Optionee’s account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of the Company or any of its Affiliates.

11. Remedies. The Optionee acknowledges that a violation or attempted violation on the Optionee’s part of Sections 9 and 10 will cause irreparable damage to the Company and its Affiliates, and the Optionee therefore agrees that the Company and its Affiliates shall be entitled as a matter of right to an injunction, out of any court of competent jurisdiction, restraining any violation or further violation of such promises by the Optionee or the Optionee’s employees, partners or agents. The Optionee agrees that such right to an injunction is cumulative and in addition to whatever other remedies the Company (including any Affiliate) may have under law or equity.

12. Failure to Enforce Not A Waiver. The failure of the Company to enforce at any time any provision of this Agreement shall in no way be construed to be a waiver of such provision or of any other provision hereof.

13. Securities Laws. Upon the acquisition of any Shares pursuant to the exercise of the Option, the Optionee or the Optionee’s transferee, if applicable, will make or enter into such written representations, warranties and agreements as the Company may reasonably request in order to comply with applicable securities laws, with this Agreement, or as the Company otherwise deems necessary or advisable.

14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of laws provisions thereof.

15. Amendments. This Agreement may be amended or modified at any time by an instrument in writing signed by the parties hereto, or as otherwise provided under the Plan. Notwithstanding, the Company may, in its sole discretion and without the Optionee’s consent, modify or amend the terms and conditions of this award, impose conditions on the timing and exercise of the Option, or take any other action it deems necessary or advisable, to cause this award to be excepted from Section 409A (or to comply therewith to the extent the Company determines it is not excepted).

16. Notices. Any notice, request, instruction or other document given under this Agreement shall be in writing and shall be addressed and delivered, in the case of the Company, to the Secretary of the Company at the principal office of the Company and, in the case of the Optionee, to the Optionee’s address as shown in the records of the Company or to such other address as may be designated in writing by either party.

17. Award Subject to Plan; Amendments to Award. This Award is subject to the Plan. The terms and provisions of the Plan as it may be amended from time to time are hereby incorporated herein by reference. In the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of the Plan will govern and prevail.

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18. Lapse of Offer. Any failure of the Optionee to sign and return this Agreement to the Vice President of Human Resources within 60 days of the Date of Option Grant will result in revocation of this Option and all provisions of this Agreement will expire and will be canceled and forfeited.

19. Section 409A. This Option is intended to be excepted from coverage under Section 409A and shall be interpreted and construed accordingly. Notwithstanding, Optionee recognizes and acknowledges that Section 409A may impose upon Optionee certain taxes or interest charges for which Optionee is, and shall remain, solely responsible.

20. Entire Agreement. This Agreement and the Plan are intended to be the final, complete, and exclusive statement of the terms of the agreement between Optionee and the Company with regard to the subject matter of this Agreement. This Agreement and the Plan supersede all other prior agreements, communications, and statements, whether written or oral, express or implied, pertaining to that subject matter. This Agreement and the Plan may not be contradicted by evidence of any prior or contemporaneous statements or agreements, oral or written, and may not be explained or supplemented by evidence of consistent additional terms.

By signing the cover sheet of this Agreement, you agree to all of the terms and conditions described above and in the Plan.

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Exhibit 10.28

Letter Regarding

Restricted Stock Unit Award Under CONSOL Energy Inc. Equity Incentive Plan (“Plan”)

(for Employees)

CONSOL Energy Inc. (including its subsidiaries, the “Company”) hereby awards you restricted stock units under the Plan. The terms and conditions of this award are set forth in this letter, the “Terms and Conditions” attachment hereto and the Plan. To the extent the terms and conditions set forth in this letter or the attachment differ in any way from the terms set forth in the Plan, the terms of the Plan shall govern.

Capitalized terms not otherwise defined herein or in the “Terms and Conditions” attachment hereto shall have the meanings ascribed to them in the Plan.

Name of Recipient:

Award Date:	, 20

Number of Shares Subject to Award:	shares of the Company’s common stock

Vesting Schedule:	Three (3) successive equal annual installments upon your completion of each year of continuous employment with the Company over the three (3)-year period measured from the Award Date.

Issuance Schedule:	The shares which vest each year under your restricted stock units will be issued to you on the vesting date or if the vesting date is not a business day, on the immediately following business day (or as soon as reasonably practicable but in no event later than the 15th day of the third month following such date), subject to (i) your satisfaction of all applicable income and employment withholding taxes, and (ii) any deferral election you may have made with respect to the payment of such shares.

Deferral Election	To the extent you have elected to defer the issuance and receipt of shares (in accordance with the procedures established by the Company), such shares shall be issued to you in accordance with the terms of the election form executed by you. Further information concerning such deferral may be found by referring to a copy of your election form and/or the Summary Plan Description for the Equity Incentive Plan attached as Exhibit I.

You have sixty (60) days following the date of this letter in which to sign and return to the Company the Acknowledgment section below in order to indicate your acceptance of the terms and conditions of your award as set forth above and in the attached Terms and Conditions. If you do not do so, your award will become null and void.

ACKNOWLEDGMENT

I hereby acknowledge and accept the terms and conditions of the restricted stock unit award evidenced hereby, including the attached TERMS AND CONDITIONS. I further acknowledge and agree that this letter, the attached terms and conditions and the provisions of the Plan set forth the entire understanding between the Company and me regarding my entitlement to receive the shares of the Company’s common stock regarding such award and supersede all prior oral and written agreements on that subject.

SIGNATURE: PRINTED NAME: DATED: , 20

J. Brett Harvey President and Chief Executive Officer

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TERMS AND CONDITIONS

The restricted stock units under the Company’s Equity Incentive Plan (“Plan”) will entitle you to receive shares of the Company’s common stock in a series of installments over your period of continued employment with the Company. Each unit represents the right to receive one share of common stock following the vesting date of that unit. Unlike a typical stock option program, the shares will be issued to you, without any cash payment required from you. However, you must pay the applicable income and employment withholding taxes (described below) when due.

The terms and provisions of your award are subject to the provisions of the Plan. A copy of the Plan is available upon request from Human Resources or on the Company’s intranet site.

Other important features of your award may be summarized as follows:

Acceleration of Vesting Events: All of the shares subject to your award will vest (i.e., will not be subject to forfeiture) upon the occurrence of any of the following events, and (except as otherwise specified below and subject to the terms of your deferral election form, if applicable) such vested shares will be delivered to you on such date (or as soon as administratively practical thereafter but in no event later than 15th day of third month following such date):

-	your Separation from Service with the Company on or after your attainment of age sixty-two (62);

-	your Separation from Service with the Company (i) on or after your completion of at least one year of continuous service with the Company from the Award Date and your attainment of age fifty-five (55) under circumstances which also satisfy the criteria for Early Retirement under the Company’s Employment Retirement Plan, as in effect at that time (the “ERP”), or (ii) due to Incapacity Retirement as defined under the ERP, (provided that in each such event, the delivery of your vested shares will continue to be paid on the date on which those shares would normally have vested);

-	the Separation of Service with the Company by reason of your death or as part of a reduction in force as specified and implemented by the Company; or

-	completion of a Change in Control (as such term is defined in the Plan).[1]

Notwithstanding the foregoing, in no event will any special vesting of your shares occur should your employment with the Company be terminated for Cause (as such term is defined in the Plan) or should you leave the Company’s employ for any reason other than in connection with one of the accelerated vesting events specified above.

1 However, if accelerated vesting of the shares subject to your award occurs in connection with a Change in Control, either alone or together with any other payments or benefits to which you may otherwise become entitled from the Company in connection with the Change in Control, would, in the Company’s good faith opinion, be deemed to be a parachute payment under Section 280G of the Internal Revenue Code (or any successor provision), then, unless any agreement between you and the Company provides otherwise, the number of shares which are to vest on such an accelerated basis under your award will be reduced to the extent necessary to assure, in the Company’s good faith opinion, that no portion of your accelerated award will be considered such a parachute payment. The Company’s good faith opinion on this matter will be conclusive and binding upon you and your successors.

2

Notwithstanding the foregoing or any provision contained herein to the contrary, the delivery of any vested shares shall be delayed until six (6) months after your Separation from Service to the extent required by Section 409A(a)(2)(B)(i) of the Code as provided under the terms of the Plan.

Forfeitability: Should you cease employment under circumstances which do not otherwise entitle you to accelerated vesting of the unvested shares subject to your award, then your award will be cancelled with respect to those unvested shares, and the number of your restricted stock units will be reduced accordingly. You will thereupon cease to have any right or entitlement to receive any shares of common stock under those cancelled units.

Should your employment be terminated for “Cause” (as defined in the Plan) or should you breach any of the non-competition or proprietary information covenants set forth in the Covenants section below, then not only will your award be cancelled with respect to any unvested shares at the time subject to your award, but you will also forfeit all of your right, title and interest in and to any shares which have vested under your award and which are either held by you at that time or are otherwise subject to deferred issuance. The certificates for any vested shares you hold at the time of such termination or breach must be promptly returned to the Company, and the Company will in addition impose an immediate stop transfer order with respect to those certificates. Accordingly, upon such termination of your employment or breach of any of your non-competition or proprietary information covenants below, you will cease to have any further right or entitlement to receive or retain the shares of common stock subject to your forfeited award. In addition, to the extent you have sold any of your vested shares within the six (6)-month period ending with the date of your termination for Cause or your breach of any covenant set forth in the Covenants section below or at any time thereafter, then you will be required to repay to the Company, within ten (10) days after receipt of written demand from the Company, the cash proceeds you received upon each such sale, provided such demand is made by the Company within one year after the date of that sale.

Transferability: The shares issued to you following the vesting of your award will be registered under the federal securities laws. Sales of those shares will be subject to any market black-out periods the Company may impose from time to time and must be made in compliance with the Company’s insider trading policies and applicable securities laws.

Prior to your actual receipt of the shares in which you vest under your award, you may not transfer any interest in your award or the underlying shares or pledge or otherwise hedge the sale of those shares, including (without limitation) any short sale, put or call option or any other instrument tied to the value of those shares. However, your right to receive any shares which have vested under your restricted stock units but which remain unissued at the time of your death may be transferred pursuant to the provisions of your will or the laws of inheritance following your death.

Federal Income Taxation: You will recognize ordinary income for federal income tax purposes on the date the shares which vest under your award are actually issued to you, and you must satisfy your income tax withholding obligation applicable to that income. The amount of your taxable income will be equal to the closing selling price per share of the Company’s common stock on the New York Stock Exchange on the issue date times the number of shares issued to you on that date.

FICA Taxes: You will be liable for the payment of the employee share of the FICA (Social Security and Medicare) taxes applicable to the shares subject to your award at the time those shares vest, and not at the time they are subsequently issued. No additional FICA taxes will be due when the shares are actually issued. FICA taxes will be based on the closing selling price of the shares on the New York Stock Exchange on the date those shares vest under the award.

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Withholding Taxes: You must pay all applicable federal and state income and employment withholding taxes when due. Those taxes will be deducted from your paycheck on the pay day coincident with or next following the date on which such liability arises, unless you elect to satisfy your withholding tax liability through one of the following methods:

-	the delivery of your separate check payable to the Company,

-	the use of the proceeds from a same-date sale of the shares issued to you, provided such a sale is permissible under the Company’s trading policies governing your sale of Company shares and you are not at the time an executive officer subject to the short-swing trading restrictions of the federal securities laws; or

-	as otherwise provided under the terms of the Plan.

Stockholder Rights: You will not have any stockholder rights, including voting rights and actual dividend rights, with respect to the shares subject to your award until you become the record holder of those shares following their actual issuance to you and your satisfaction of the applicable withholding taxes.

Dividend Equivalent Rights: Should a regular cash dividend be declared on the Company’s common stock at a time when unissued shares of such common stock are subject to your award, then the number of shares at that time subject to your award will automatically be increased by an amount determined in accordance with the following formula, rounded down to the nearest whole share:

X = (A x B)/C, where

X	=	the additional number of shares which will become subject to your award by reason of the cash dividend;

A	=	the number of unissued shares subject to this award as of the record date for such dividend;

B	=	the per share amount of the cash dividend; and

C	=	the closing selling price per share of the Company’s common stock on the New York Stock Exchange on the payment date of such dividend.

The additional shares resulting from such calculation will be subject to the same terms and conditions (including, without limitation, any applicable vesting requirements, forfeiture provisions and deferral election) as the unissued shares of common stock to which they relate under the award.

Other Adjustments: In the event of any stock split, stock dividend, recapitilization, combination of shares, exchange of shares or other similar change affecting the Company’s outstanding common stock as a class without the Company’s receipt of consideration, the number and/or class of securities subject to your award will be appropriately adjusted to preclude any dilution or enlargement of your rights under the award.

Covenants: As a further condition to your right and entitlement to receive the shares of the Company’s common stock subject to your award, you hereby agree to abide by the terms and conditions of the following non-competition and proprietary information covenants:

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Non-Competition Covenant.

You hereby acknowledge and recognize the highly competitive nature of the business of the Company and its Affiliates (as such term is defined in the Plan) and accordingly agree that during the term of your employment and for a period of two years immediately thereafter:

(a)	You will not directly or indirectly engage in any business which is in competition with any line of business conducted by the Company or any of its Affiliates, including (without limitation) any engagement as an officer, director, proprietor, employee, partner, investor (other than as a holder of less than 1% of the outstanding capital stock of a publicly traded corporation), consultant, advisor, agent or sales representative, in any geographic region in which the Company or any of its Affiliates conduct any such competing line of business.

(b)	You will not perform (or otherwise solicit the performance of) services for any customer or client of the Company of any of its Affiliates.[2]

(c)	You will not directly or indirectly induce any employee of the Company or any of its Affiliates to (i) engage in any activity or conduct which is prohibited pursuant to this non-competition covenant or (ii) terminate such individual’s employment with the Company or any of its Affiliates. Moreover, you will not directly or indirectly employ or offer employment (in connection with any business which is in competition with any line of business conducted by the Company or any of its Affiliates) to any person who was employed by the Company or any of its Affiliates unless such person shall have ceased to be employed by the Company or any of its Affiliates for a period of at least 12 months.

(d)	You will not directly or indirectly assist others in engaging in any of the activities which are prohibited under subparagraphs (a) through (c) above.

It is expressly understood and agreed that although you and the Company consider the foregoing restrictions to be reasonable, should a final judicial determination be made by a court of competent jurisdiction that the time or territory or any other restriction contained in this agreement is an unenforceable restriction against you, the provision of this agreement will not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, should any court of competent jurisdiction find that any restriction contained in this agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

Proprietary Information Covenant.

You and the Company agree that certain materials, including (without limitation) information, data and other materials relating to customers, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, manufacturing processes, financing methods, plans or the business and affairs of the Company and its Affiliates, constitute

2 Neither the restrictions of subparagraph (a) nor those of subparagraph (b) of the Non-Competition Covenant shall apply in the event your employment with the Company is involuntarily terminated in connection with a reduction in force implemented by the Company.

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proprietary confidential information and trade secrets. Accordingly, you will not at any time during or after your employment with the Company disclose or use for your own benefit or purposes or the benefit or purposes of any other person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise other than the Company and any of its Affiliates, any proprietary confidential information or trade secrets, provided that the foregoing shall not apply to information which is not unique to the Company or any of its Affiliates or which is generally known to the industry or the public other than as a result of your breach of this covenant. You agree that upon termination of your employment with the Company for any reason, you will immediately return to the Company all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, which in any way relate to the business of the Company and its Affiliates. You further agree that you will not retain or use for your own account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of the Company or any of its Affiliates.

Notwithstanding anything contained herein to the contrary, this Agreement shall not prohibit disclosure of proprietary confidential information if (i) it is required by law or by a court of competent jurisdiction or (ii) it is in connection with any judicial, arbitration, dispute resolution or other legal proceeding in which your legal rights and obligations as an employee or under this Agreement are at issue; provided, however, that you shall, to the extent practicable and lawful in any such event, give prior notice to the Company of your intent to disclose proprietary confidential information so as to allow the Company an opportunity (which you shall not oppose) to obtain such protective orders or similar relief with respect thereto as may be deemed appropriate.

Failure to Enforce Not A Waiver: The failure of the Company to enforce at any time any provision of this Agreement shall in no way be construed to be a waiver of such provision or of any other provision hereof.

Legends: The Company may at any time place legends referencing the provisions of this Agreement, and any applicable federal or state securities law restrictions on all certificates, if any, representing the shares relating to this award.

Governing Law: This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflicts of laws provisions thereof.

Amendments: This Agreement may be amended or modified at any time by an instrument in writing signed by the parties hereto, or as otherwise provided under the Plan. Notwithstanding, the Company may, in its sole discretion and without your consent, modify or amend the terms and conditions of this award, impose conditions on the timing and effectiveness of the issuance of the shares, or take any other action it deems necessary or advisable, to cause this award to comply with Section 409A of the Code (or an exception thereto).

Section 409A: This Award is intended to comply with Section 409A of the Code (or an exception thereto) and the regulations promulgated thereunder and shall be construed accordingly. Notwithstanding, you recognize and acknowledge that Section 409A of the Code may impose upon you certain taxes or interest charges for which you are and shall remain solely responsible.

Notices: Any notice, request, instruction or other document given under this Agreement shall be in writing and shall be addressed and delivered, in the case of the Company, to the Corporate Secretary of the Company at the principal office of the Company and, in your case, to your address as shown in the records of the Company or to such other address as may be designated in writing by either party.

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Award Subject to Plan: This Award is subject to the Plan. The terms and provisions of the Plan as it may be amended from time to time are hereby incorporated herein by reference. In the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of the Agreement will govern and prevail.

Entire Agreement: Except as otherwise provided in this Agreement, this Agreement and the Plan are: (i) intended to be the final, complete, and exclusive statement of the terms of the agreement between you and the Company with regard to the subject matter of this Agreement; (ii) supersede all other prior agreements, communications, and statements, whether written or oral, express or implied, pertaining to that subject matter; and (iii) may not be contradicted by evidence of any prior or contemporaneous statements or agreements, oral or written, and may not be explained or supplemented by evidence of consistent additional terms.

Prospectus: An updated prospectus summarizing the principle features of that plan has been prepared and distributed by the Company; additional copies of the updated prospectus are available upon request from the Corporate Secretary at the Company’s executive offices at 1800 Washington Road, Pittsburgh, Pennsylvania 15241. Attached hereto is a special supplement to such prospectus which provides certain other relevant information concerning your award. Please review both the updated plan prospectus and the supplement carefully so that you fully understand your rights and benefits under your award and the limitations, restrictions and vesting provisions applicable to the award.

Employment at Will: Nothing in the program will provide you with any right to continue in the Company’s employ for any period of specific duration or interfere with or otherwise restrict in any way your rights or the rights of the Company to terminate your service at any time for any reason, with or without cause. Your employee status with the Company will accordingly remain at will.

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EXHIBIT I

SUMMARY PLAN DESCRIPTION FOR

EQUITY INCENTIVE PLAN

Exhibit 10.30

Letter Regarding Restricted Stock Unit Award Under CONSOL Energy Inc. Equity Incentive Plan (“Plan”)

(for Directors)

CONSOL Energy Inc. (the “Company”) hereby awards you restricted stock units under the Plan. The terms and conditions of this award are set forth in this letter, the “Terms and Conditions” attachment hereto and the Plan. To the extent the terms and conditions set forth in this letter or the attachment differ in any way from the terms set forth in the Plan, the terms of the Plan shall govern. Capitalized terms not otherwise defined herein or in the “Terms and Conditions” attachment hereto shall have the meanings ascribed to them in the Plan.

Name of Recipient:	________________________________________________________

Award Date:	, 20

Number of Shares Subject to Award:	shares of the Company’s common stock

Vesting Schedule:	One year from the Award Date

Issuance Schedule:	The shares under your restricted stock units will be issued to you on the vesting date or if the vesting date is not a business day, on the immediately following business day (or as soon as reasonably practicable thereafter but in no event later than the 15th day of the third month following such date), subject to (i) your satisfaction of all applicable income taxes, and (ii) any deferral election you may have made with respect to the payment of such shares.

Deferral Election	To the extent you have elected to defer the issuance and receipt of shares (in accordance with the procedures established by the Company), such shares shall be issued to you in accordance with the terms of the deferral election form executed by you. Further information concerning such deferral may be found by referring to a copy of your deferral election form and the Summary Plan Description for the Equity Incentive Plan attached as Exhibit I.

You have sixty (60) days following the date of this letter in which to sign and return to the Company the Acknowledgment section below in order to indicate your acceptance of the terms and conditions of your award as set forth above and in the attached Terms and Conditions.

ACKNOWLEDGMENT

I hereby acknowledge and accept the terms and conditions of the restricted stock unit award evidenced hereby, including the attached TERMS AND CONDITIONS. I further acknowledge and agree that this letter, the attached terms and conditions and the provisions of the Plan set forth the entire understanding between the Company and me regarding my entitlement to receive the shares of the Company’s common stock regarding such award and supersede all prior oral and written agreements on that subject.

SIGNATURE:
PRINTED NAME:
DATED: , 20

John Whitmire Chairman of the Board of Directors

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TERMS AND CONDITIONS

The restricted stock units under the Company’s Equity Incentive Plan (“Plan”) will entitle you to receive shares of the Company’s common stock. Each unit represents the right to receive one share of common stock following the vesting date of that unit. Unlike a typical stock option program, the shares will be issued to you without any cash payment required from you. However, you must pay the applicable income taxes (described below) when due.

The terms and provisions of your award are subject to the provisions of the Plan. A copy of the Plan is available upon request from Human Resources. Other important features of your award may be summarized as follows:

Acceleration of Vesting Events: All of the shares subject to your award will vest (i.e., will not be subject to forfeiture) upon the occurrence of any of the following events, and (subject to the terms of your deferral election form, if applicable) such vested shares will be delivered to you on such termination date (or as soon as administratively practical thereafter but in no event later than 15th day of third month following such date):

•	your death or Disability; or

•	completion of a Change in Control (as such term is defined in the Plan)[1].

Notwithstanding the foregoing, no acceleration of vesting of your shares will occur if (A) it is determined by the Board that you have: (1) committed an act of embezzlement, fraud, dishonesty or breach of fiduciary duty to the Company; (2) deliberately and repeatedly violated the rules of the Company or the valid instructions of the Board; (3) made any unauthorized disclosure of any of the material secrets or confidential information of the Company as provided under the proprietary information covenant set forth below; or (4) engaged in any conduct that could reasonably be expected to result in material loss, damage or injury to the Company; or (B) you leave the Company’s service for any reason other than in connection with one of the events specified above.

Forfeitability: Should you cease service under circumstances which do not otherwise entitle you to accelerated vesting of the unvested shares subject to your award, then your award will be cancelled with respect to those unvested shares, and the number of your restricted stock units will be reduced accordingly. You will thereupon cease to have any right or entitlement to receive any shares of common stock under those cancelled units.

Transferability: The shares issued to you following the vesting of your award will be registered under the federal securities laws. Sales of those shares will be subject to any market black-out periods the Company may impose from time to time and must be made in compliance with the Company’s insider trading policies and applicable securities laws.

[1]

If accelerated vesting of the shares subject to your award occurs in connection with a Change in Control, either alone or together with any other payments or benefits to which you may otherwise become entitled from the Company in connection with the Change in Control, would, in the Company’s good faith opinion, be deemed to be a parachute payment under Section 280G of the Internal Revenue Code, as amended (or any successor provision), then, unless any agreement between you and the Company provides otherwise, the number of shares which are to vest on such an accelerated basis under your award will be reduced to the extent necessary to assure, in the Company’s good faith opinion, that no portion of your accelerated award will be considered such a parachute payment. The Company’s good faith opinion on this matter will be conclusive and binding upon you and your successors.

2

Prior to your actual receipt of the shares in which you vest under your award, you may not transfer any interest in your award or the underlying shares or pledge or otherwise hedge the sale of those shares, including (without limitation) any short sale, put or call option or any other instrument tied to the value of those shares. However, your right to receive any shares which have vested under your restricted stock units but which remain unissued at the time of your death may be transferred pursuant to the provisions of your will or the laws of inheritance following your death.

Federal Income Taxation: You will recognize ordinary income for federal income tax purposes on the date the shares which vest under your award are actually issued to you, and you must satisfy your income and other tax obligations applicable to that income. The amount of your taxable income will be equal to the closing selling price per share of the Company’s common stock on the New York Stock Exchange on the issue date times the number of shares issued to you on that date.

Stockholder Rights: You will not have any stockholder rights, including voting rights and actual dividend rights, with respect to the shares subject to your award until you become the record holder of those shares following their actual issuance to you.

Dividend Equivalent Rights: Should a regular cash dividend be declared on the Company’s common stock at a time when unissued shares of such common stock are subject to your award, then the number of shares at that time subject to your award will automatically be increased by an amount determined in accordance with the following formula, rounded down to the nearest whole share:

X = (A x B)/C, where

X	=	the additional number of shares which will become subject to your award by reason of the cash dividend;

A	=	the number of unissued shares subject to this award as of the record date for such dividend;

B	=	the per share amount of the cash dividend; and

C	=	the closing selling price per share of the Company’s common stock on the New York Stock Exchange on the payment date of such dividend.

The additional shares resulting from such calculation will be subject to the same terms and conditions (including, without limitation, any applicable vesting requirements, forfeiture provisions and deferral election) as the unissued shares of common stock to which they relate under the award.

Other Adjustments: In the event of any stock split, stock dividend, recapitilization, combination of shares, exchange of shares or other similar change affecting the Company’s outstanding common stock as a class without the Company’s receipt of consideration, the number and/or class of securities subject to your award will be appropriately adjusted to preclude any dilution or enlargement of your rights under the award in accordance with the terms of the Plan.

Proprietary Information Covenant: As a further condition to your right and entitlement to receive the shares of the Company’s common stock subject to your award, you hereby agree to abide by the terms and conditions of the following proprietary information covenant:

You and the Company agree that certain materials, including (without limitation) information, data and other materials relating to customers, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, manufacturing processes, financing methods, plans or the business and affairs of the Company and its Affiliates, constitute proprietary

3

confidential information and trade secrets. Accordingly, you will not at any time during or after your service with the Company disclose or use for your own benefit or purposes or the benefit or purposes of any other person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise other than the Company and any of its Affiliates, any proprietary confidential information or trade secrets, provided that the foregoing shall not apply to information which is not unique to the Company or any of its Affiliates or which is generally known to the industry or the public other than as a result of your breach of this covenant. You agree that upon termination of your service with the Company for any reason, you will immediately return to the Company all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, which in any way relate to the business of the Company and its Affiliates. You further agree that you will not retain or use for your own account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of the Company or any of its Affiliates. Notwithstanding anything contained herein to the contrary, this Agreement shall not prohibit disclosure of proprietary confidential information if (i) it is required by law or by a court of competent jurisdiction or (ii) it is in connection with any judicial, arbitration, dispute resolution or other legal proceeding in which your legal rights and obligations as a director or under this Agreement are at issue; provided, however, that you shall, to the extent practicable and lawful in any such event, give prior notice to the Company of your intent to disclose proprietary confidential information so as to allow the Company an opportunity (which you shall not oppose) to obtain such protective orders or similar relief with respect thereto as may be deemed appropriate.

Failure to Enforce Not A Waiver: The failure of the Company to enforce at any time any provision of this Agreement shall in no way be construed to be a waiver of such provision or of any other provision hereof.

Legends: The Company may at any time place legends referencing the provisions of this Agreement, and any applicable federal or state securities law restrictions on all certificates, if any, representing the shares relating to this award.

Governing Law: This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflicts of laws provisions thereof.

Amendments: This Agreement may be amended or modified at any time by an instrument in writing signed by the parties hereto, or as otherwise provided under the Plan. Notwithstanding, the Company may, in its sole discretion and without your consent, modify or amend the terms and conditions of this award, impose conditions on the timing and effectiveness of the issuance of the shares, or take any other action it deems necessary or advisable, to cause this award to comply with Section 409A of the Code (or an exception thereto).

Section 409A: This Award is intended to be excepted from coverage under Section 409A and shall be interpreted and construed accordingly. Notwithstanding, you recognize and acknowledge that Section 409A of the Code may impose upon you certain taxes or interest charges for which you are and shall remain solely responsible.

Notices: Any notice, request, instruction or other document given under this Agreement shall be in writing and shall be addressed and delivered, in the case of the Company, to the Corporate Secretary of the Company at the principal office of the Company and, in your case, to your address as shown in the records of the Company or to such other address as may be designated in writing by either party.

Award Subject to Plan: This Award is subject to the Plan. The terms and provisions of the Plan as it may be amended from time to time are hereby incorporated herein by reference. In the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of the Agreement will govern and prevail.

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Entire Agreement: This Agreement and the Plan are: (i) intended to be the final, complete, and exclusive statement of the terms of the agreement between you and the Company with regard to the subject matter of this Agreement; (ii) supersede all other prior agreements, communications, and statements, whether written or oral, express or implied, pertaining to that subject matter; and (iii) may not be contradicted by evidence of any prior or contemporaneous statements or agreements, oral or written, and may not be explained or supplemented by evidence of consistent additional terms.

Prospectus: An updated prospectus summarizing the principle features of that Plan has been prepared and distributed by the Company; additional copies of the updated prospectus are available upon request from the Corporate Secretary at the Company’s executive offices at 1800 Washington Road, Pittsburgh, Pennsylvania 15241. Attached hereto is a special supplement to such prospectus which provides certain other relevant information concerning your award. Please review both the updated plan prospectus and the supplement carefully so that you fully understand your rights and benefits under your award and the limitations, restrictions and vesting provisions applicable to the award.

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EXHIBIT I

SUMMARY PLAN DESCRIPTION

FOR

EQUITY INCENTIVE PLAN

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-4 of our report dated February 18, 2008 relating to the consolidated financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in CONSOL Energy Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007. We also consent to the references to us under the headings “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania February 27, 2008

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-4 of CONSOL Energy Inc. of our report dated February 15, 2008 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in CNX Gas Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007. We also consent to the references to us under the headings “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania February 27, 2008

Exhibit 23.3

CONSENT OF RALPH E. DAVIS ASSOCIATES, INC.

In connection with the Exchange Offer Registration Statement on Form S-4 of CONSOL Energy Inc. (the “Company”) to be filed with the Securities and Exchange Commission, we, as independent petroleum engineers, hereby consent to (a) the use of our reserve reports relating to the proved reserves of gas and oil (including coal bed methane) of the Company as of December 31, 2004 and 2003, and (b) the references to us as experts.

We further wish to advise that we are not employed on a contingent basis and that at the time of the preparation of our report, as well as at present, neither Ralph E. Davis Associates, Inc. nor any of its employees had, or now has, a substantial interest in CONSOL Energy Inc. or any of its subsidiaries, as a holder of its securities, promoter, underwriter, voting trustee, director, officer or employee.

RALPH E. DAVIS ASSOCIATES, INC.

By:	/s/ Allen C. Barron
Allen C. Barron, P.E. President

Date: February 26, 2008

1717 St. James Place, Suite 460 Houston, Texas 77056

Office 713-622-8955 Fax 713-626-36642 www.ralphedavis.com

Worldwide Energy Consultants Since 1924

Exhibit 23.4

Data & Consulting Services Division of Schlumberger Technology Corporation 1310 Commerce Drive Park Ridge 1 Pittsburgh, PA 15275-1011 Tel: 412-787-5403 Fax: 412-787-2906

CONSENT OF SCHLUMBERGER DATA & CONSULTING SERVICES

In connection with the Exchange Offer Registration Statement on Form S-4 of CONSOL Energy Inc. (the “Company”) to be filed with the Securities and Exchange Commission, we, as independent petroleum engineers, hereby consent to (a) the use of our reserve reports relating to the proved reserves of gas and oil (including coal bed methane) of CONSOL Energy Inc. as of December 31, 2007, 2006, 2005, 2004, and 2003 and as of March 31, 2005, and (b) the references to us as experts.

We further wish to advise that we are not employed on a contingent basis and that at the time of the preparation of our report, as well as at present, neither Data & Consulting Services Division of Schlumberger Technology Corporation nor any of its employees had, or now has, a substantial interest in CONSOL Energy Inc. or any of its subsidiaries, as a holder of its securities, promoter, underwriter, voting trustee, director, officer or employee.

DATA & CONSULTING SERVICES DIVISION OF SCHLUMBERGER TECHNOLOGY CORPORATION

By:	/S/ CHARLES M. BOYER, II
Charles M. Boyer II, PG Operations Manager

Date: February 22, 2008